Exhibit 2.17

EQUINOX MINERALS LIMITED

ANNUAL INFORMATION FORM

For the year ended December 31, 2010

March 14, 2011

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ANNUAL INFORMATION FORM

Year ended December 31, 2010

Geology and Mineralization	40

Historical Exploration and Drilling	41

Citadel Historical Work	41

Bariq Mining / Citadel Drilling	42

Drilling and Underground Development at Jabal Sayid	42

Sampling and Analysis	43

Data Verification	44

Assay Data	45

Mineral Resource and Reserve Estimates	45

Mining Operations	48

Mining Sequence and Schedule	48

JS DFS LOM Production Schedule	50

Jabal Sayid Project Construction	50

Metallurgical Testwork	50

Process Flow Sheet and Technology Selection	51

Process Facilities Overview	51

Project Construction	51

Capital Cost	51

Capital Cost Estimate Summary	52

Operating Cost	52

Operating Cash Costs	52

Cash-flow Model	53

Key Economic Assumptions	53

Economic Assumptions for JS DFS	53

Cash Flow Model Summary	54

Metal Prices and Exchange Rates	54

Consensus Forecast Copper Price Assumptions (US$/lb)	54

Economic Results	55

Scenario Analysis Assumptions used for the Sensitivity Analysis	55

Marketing and Logistics	55

Exploration and Development	55

RISK FACTORS	56

Exploration, Development and Operating Risk	56

Uncertainty Relating to Production Estimates	56

Total Cash Costs of Copper Production	57

Indebtedness	57

Volatility in the Market Price of Metals	57

Uncertainty in the Estimation of Mineral Reserves and Resources	57

Uncertainty Relating to Inferred Mineral Resources	58

Metal Offtake	58

ANNUAL INFORMATION FORM

Year ended December 31, 2010

Dependence on Limited Mining Properties	58

Reliability of Feasibility Studies	58

Insurance and Uninsured Risks	59

Government Regulation	59

Licenses and Permits	59

Estimation of Asset Carrying Values	60

Current Global Financial Condition	60

Market Price of Common Shares	60

Finance Requirements	60

Environmental Risks and Hazards	60

Costs of Reclamation are Uncertain	61

Risk of International Operations	61

Need for Additional Mineral Reserves	61

Commodity Hedging	61

Litigation	61

No Assurance of Titles or Boundaries	62

Competition	62

Currency Risks	62

Human Resources	62

Dividend Policy	62

Future Sales of Common Shares by Existing Shareholders	62

Shareholder Rights Plan	63

Director and Officer Conflicts of Interest	63

Equinox may be a “PFIC” under U.S. Tax Laws	63

Risks Specific to the Lumwana Project	63

Risks Specific to the Jabal Sayid Project	64

DIVIDENDS	65

DESCRIPTION OF CAPITAL STRUCTURE	65

Description of Common Shares	65

CHESS and CDIs in Australia	65

Converting Equinox Common Shares and Equinox CDIs	66

Description of Preference Shares	66

MARKET FOR SECURITIES	66

DIRECTORS AND OFFICERS	66

Name, Occupation and Security Holding	66

Cease Trade Orders, Bankruptcies, Penalties or Sanctions	69

Conflicts of Interest	69

AUDIT COMMITTEE	70

Audit Committee Charter	70

Composition of the Audit Committee	70

ANNUAL INFORMATION FORM

Year ended December 31, 2010

Relevant Education and Experience	70

Pre-Approval Policies and Procedures	70

External Auditor Service Fees	70

LEGAL PROCEEDINGS, DISPUTES AND REGULATORY ACTIONS	71

ZESCO Dispute	71

Regulatory	71

INTEREST OF MANAGEMENT AND OTHER IN MATERIAL TRANSACTIONS	71

TRANSFER AGENT AND REGISTRAR	71

MATERIAL CONTRACTS	71

INTERESTS OF EXPERTS	71

ADDITIONAL INFORMATION	72

SCHEDULE A - AUDIT COMMITTEE CHARTER	73

EXPLANATORY NOTES

Company References

All references to “Equinox” or the “Company” refer to Equinox Minerals Limited inclusive of its subsidiaries and affiliates.

Industry Terms and Non-GAAP Measures

The term “C1 operating cost” is a non-GAAP performance measure reported in this Annual Information Form (“AIF”) on a per-pound of copper produced basis. The term C1 operating cost does not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. C1 operating cost is a common performance measure in the copper industry and is prepared and presented herein on a basis consistent with the industry standard definitions. C1 operating costs includes all mining and processing costs, mine site overheads and realization costs through to refined metal. See “Non-GAAP Financial Measures” in the Company’s management discussion and analysis for the year ended 2010, which is incorporated herein by reference.

Date of Information in AIF

Except as otherwise noted, the information in this AIF is given as of December 31, 2010.

Currency

All amounts in this AIF are expressed in United States dollars (“US$”) unless otherwise indicated. References to “Cdn$” are to Canadian dollars and “A$” are to Australian dollars.

Information Complementary to or Incorporated by Reference in the AIF

The information in this AIF is complemented by the Company’s audited annual financial statements for the year ended December 31, 2010, the notes thereto and the Management’s Discussion and Analysis thereon (the “2010 Financials”). The 2010 Financials are available under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this AIF to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or is deemed to be incorporated by reference herein, modifies, or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this AIF after it has been modified or superseded.

CAUTIONARY NOTES

Forward-Looking Statements

This AIF and some of the material incorporated by reference into this AIF contain “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performances of Equinox, its subsidiaries and their respective projects, the timing and amount of estimated future production, estimated costs of future production, capital, operating and exploration expenditures, costs and timing of the expansion of the Lumwana copper mine in Zambia (“Lumwana”) and development of the Jabal Sayid cooper-gold project in the Kingdom of Saudi Arabia (“Jabal Sayid”), the future price of copper and uranium, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the costs of Equinox’s hedging policy, costs and timing of future exploration, requirements for additional capital, government regulation of exploration, development and mining operations, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, and limitations of insurance coverage. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “is expecting”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved. The purpose of forward-looking information is to provide the reader with information about management’s expectations and plans.

Forward-looking statements are necessarily based on a number of factors, estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Such factors, estimates and assumptions include, but are not limited to, anticipated financial or operating performances of Equinox, it subsidiaries and their respective projects; future prices of copper and uranium; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; estimated costs of future production; the grade, quality and content of the concentrate produced; the sale of production and the performance of offtakers; capital, operating and

ANNUAL INFORMATION FORM

Year ended December 31, 2010

exploration expenditures; costs and timing of the expansion of the Lumwana mine and the development of the Jabal Sayid project, the costs of Equinox’s hedging policy; costs and timing of future exploration; requirements for additional capital; government regulation of exploration, development and mining operations; environmental risks; reclamation and rehabilitation expenses; title disputes or claims; there being no significant risks relating to the Company’s mining operations, including political risks and instability and risks related to international operations; and limitations of insurance coverage. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Readers are cautioned that forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Equinox and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, those factors discussed in the section entitled “Risk Factors” in this AIF and in the Company’s most recently filed Management’s Discussion and Analysis.

Due to the nature of the Company’s business and the present stage of its development, the Company’s operations and results are generally subject to a number of different risks and uncertainties at any given time. Following is a list of the general risks and uncertainties that could materially affect the Company, its operations and financial performance. These risks and uncertainties include, but are not limited to: the risk of unanticipated expenses and unforeseen delays to the Lumwana mine expansion and/or the development of the Jabal Sayid project; the risk that the exploration for, and development of ore bodies do not develop into producing mines and the hazards and risks normally encountered in mining operations; the uncertainty relating to production estimates; the uncertainty of future cash costs of copper production; the risk associated with the Company’s continued ability to pay off its indebtedness; the risk of volatility in the market price of metals; the uncertainty inherent in the estimation of mineral reserves and resources; the uncertainty relating to inferred mineral resources; the risks associated with the enforcement of metal offtake agreements and the Company’s ability to continue to meet offtake obligations; the risk related to dependence on limited mining properties; the risk of the underlying assumptions in feasibility studies proving to be inaccurate in future; the risk of insufficient insurance coverage or uninsured risks; the risk of new government regulation having a material impact on the Company’s ability to continue operating; the risk of the loss, material change or inability to secure licences and permits; the uncertainty inherent in the estimation of asset carrying values; the risk of volatility in global financial conditions; the risk of volatility in the market price of common shares; the risk of the Company’s inability to meet its finance requirements; the risk of stricter environmental standards and enforcement or hazards having a material impact on operations; the risk of greater costs and loss of employees due to health risks specific to the location of the Lumwana mine and Jabal Sayid project; the uncertainty relating to reclamation costs; the risks inherent in international operations relating to political, economic and other uncertainties in foreign countries; the risk of the need for additional mineral resources; the risk that the Company’s commodity hedging program does not succeed in reducing the risk associated with metal price fluctuations; the risk of litigation arising and having a material impact on the Company’s business; the risk of loss, material change or inability to secure or enforce rights under titles or boundaries; the risk of competition having a material adverse effect on the Company’s business and operations; the risk of foreign currency fluctuations having a material adverse affect on the Company’s financial position and operating results; the risk of the loss of or inability to retain adequate human resources and risk of labour unrest; the risk that the Company may decided to pay dividends in future and reducing the Company’s cash position; the risk of future sales of common shares by existing shareholders reducing the share price; the risk of the shareholder rights plan discouraging a potential acquirer from making a bid on the Company which is beneficial to shareholders; the risk of director and/or officer conflicts of interest arising; and the risk of new or future tax laws having a material adverse affect on the Company’s business or financial position.

Although Equinox has attempted to identify statements containing important factors that could cause actual actions, event or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein is made as of the date of this AIF based on the opinions and estimates of management on the date statements containing such forward-looking information are made. Except as required by law, Equinox disclaims any obligation to update any forward-looking information, whether as a result of new information, estimates or opinions, future events or results or otherwise. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Many of these uncertainties and contingencies can affect Equinox’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Equinox. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this AIF are qualified by these cautionary statements and those made in Equinox’s filings with Canadian securities regulatory authorities expressly incorporated by reference into this AIF. These factors are not intended to represent a complete list of the factors that could affect Equinox. Accordingly, undue reliance should not be placed on forward-looking statements. Equinox undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as

ANNUAL INFORMATION FORM

Year ended December 31, 2010

a result of new information or future events or otherwise, except as may be required in connection with a material change in the information disclosed in this AIF or as otherwise required by applicable law.

Technical Information

Certain technical information in this AIF, including the documents incorporated by reference, is summarized or extracted from the “Technical Report on the Lumwana project, North Western Province, Republic of Zambia” dated June 2008 as re-filed in April 2009 (the “Lumwana Technical Report”), prepared by Ross Bertinshaw, Principal, Golder Associates Pty Ltd (“Golder”) Daniel Guibal, Corporate Consultant, SRK Consulting (Australasia) Pty Ltd (“SRK”), Andrew Daley, Director, Investor Resources Finance Pty Ltd (“IRF”), and Robert Rigo, Vice-President – Project Development, Equinox, each of whom is a “Qualified Person” in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“National Instrument 43-101”). Information of a scientific or technical nature contained in this AIF arising since the date of the Lumwana Technical Report is provided by Equinox management and was prepared under the supervision of Robert Rigo, Vice-President – Project Development or John Cooke, Exploration Manager, each of whom is a “Qualified Person” in accordance with National Instrument 43-101.

The technical information in this AIF regarding the Jabal Sayid project is summarized or extracted from the “Technical Report for Jabal Sayid Project, Equinox Minerals Limited” dated March 7, 2011 (the “Jabal Sayid Technical Report”) prepared by Mike Thomas and Peter Stoker, AMC Consultants Pty Ltd., and John Hearne and Neil Inwood, Coffey Mining Pty Ltd. Each of Messrs. Thomas, Stoker, Hearne and Inwood is a “Qualified Person” as such term is defined in National Instrument 43-101. Portions of the information are based on assumptions, qualifications and procedures which are not fully described in this document. Reference should be made to the full text of the Jabal Sayid Technical Report, which is available for review on SEDAR located at www.sedar.com and on Equinox’s website, www.equinoxminerals.com.

Readers are cautioned not to rely solely on the summary of such information contained in this release, but should read the Lumwana Technical Report and the Jabal Sayid Technical Report, which are posted on Equinox’s website (www.equinoxminerals.com) and filed on SEDAR (www.sedar.com) and any future amendments to such reports. Readers are also directed to the cautionary notices and disclaimers contained herein and therein.

ANNUAL INFORMATION FORM

Year ended December 31, 2010

CORPORATE STRUCTURE

Name, Address and Incorporation

Equinox was incorporated under the Canada Business Corporations Act on January 19, 2004. The registered and head office is located at the Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2940, Toronto, Ontario, M5J 2J2, Canada. Subsidiaries of Equinox maintain corporate offices at 50 Kings Park Road, Ground Floor, West Perth, Western Australia, 6872, Australia, at the Lumwana mine site in Zambia, in Lukasa, Zambia, in Jeddah, Saudi Arabia and at the Jabal Sayid project in Saudi Arabia.

Intercorporate Relationships

Equinox was established for the purpose of becoming the Canadian holding company and to carry on the business of Equinox Resources Limited (“Equinox Resources”), a company incorporated in 1993 under the Australian Corporations Act 2001 (Commonwealth), pursuant to a court-approved scheme of arrangement under Australian law and an implementation agreement dated April 22, 2004 between Equinox and Equinox Resources. Equinox common shares have been listed for trading on the Toronto Stock Exchange (the “TSX”) under the trading symbol “EQN” since June 29, 2004 and Equinox CHESS Depository Interests (“CDIs”) have been listed for trading on the Australian Stock Exchange (the “ASX”) since June 24, 2004, also under the trading symbol “EQN”. Equinox common shares and CDIs can be converted each into the other on a one-for-one basis.

The following diagram illustrates the material intercorporate relationships among Equinox and its subsidiaries, including each company’s jurisdiction of incorporation. Equinox owns 100% of the outstanding securities of all of its subsidiaries.

ANNUAL INFORMATION FORM

Year ended December 31, 2010

GENERAL DEVELOPMENT OF THE BUSINESS

Equinox is an international mining and exploration company dual-listed on the TSX and the ASX. The principal assets of Equinox include:

i.	a 100% interest (held through its subsidiary) in the Lumwana copper mine in Zambia, located on the large scale mining lease, LML-49, and which consists of two major copper deposits, “Malundwe” and “Chimiwungo”, located 220 kilometres northwest of the Zambian Copperbelt, together with numerous exploration prospects;

ii.	a 70% interest (held through its subsidiary) in the Jabal Sayid copper-gold project in the Kingdom of Saudi Arabia, which consists of three major copper rich deposits, “Lode 1”, “Lode 2” and “Lode 4”, located 350 kilometres northeast of the Red Sea port city of Jeddah, the commercial capital of the Kingdom of Saudi Arabia, and 120 kilometres south-east of Medina; and

iii.	interests in a number of exploration projects in Zambia and the Kingdom of Saudi Arabia.

The Company is currently focused on operating its 100% owned large scale Lumwana mine and construction of the Jabal Sayid project. Equinox is in the process of completing the acquisition of the remaining 30% interest in Jabal Sayid from its former joint venture partners.

Equinox acquired Lumwana in 1999 and following nearly ten years of feasibility, financing and construction, commissioned the mine, plant and infrastructure in December 2008. Situated 220 km northwest of the Zambian Copperbelt, Lumwana is now a major copper mine which has established Equinox as one of the world’s top 20 copper producing companies.

Equinox recently acquired the Jabal Sayid project as the project entered the construction phase with first production scheduled for 2012. Jabal Sayid is located within the Arabian Shield minerals province, 350 kilometres north-east of the Red Sea port city of Jeddah, the commercial capital of Saudi Arabia, and 120 kilometres south-east of Medina.

Equinox also owns several other advanced exploration projects in Saudi Arabia, including the Jabal Shayban and Jabal Baydan gold-base metal projects, the Lahuf gold project and the Bari porphyry gold-copper project.

Historical Background

In 1993, Equinox Resources was formed by the technical team involved in a number of significant discoveries for Hunter Resources Limited during the mid-1980s to early 1990s. The leaders of this team, Mr. Craig Williams, and the late Dr. Bruce Nisbet, co-founded Equinox Resources.

In 1994, Equinox Resources listed on the ASX with a portfolio of exploration properties in Australia with a focus on Archaean gold and Iron Oxide Copper-Gold (“IOCG”) type deposits.

In 1999, Equinox Resources acquired an interest in the Lumwana mine by forming a joint venture with Phelps Dodge Mining (Zambia) Ltd., a subsidiary of Phelps Dodge Corporation (“Phelps Dodge”), and since 1999, Equinox has focused its efforts on Lumwana.

In 2000, Equinox Resources completed a pre-feasibility study on the Lumwana mine.

In 2003, Equinox Resources raised net proceeds of $4 million through a public offering of shares and obtained a 51% interest in Lumwana by completing a bankable feasibility study (the “Lumwana BFS”) and spending in excess of $10 million on exploration on the property. Also in 2003, Equinox Resources and Phelps Dodge signed a letter of intent, as amended, for the acquisition by Equinox Resources of Phelps Dodge’s remaining 49% interest in Lumwana, and subsequently entered into an agreement pursuant to which Equinox acquired the Phelps Dodge interest by paying $5 million.

In 2004, Equinox purchased Equinox Resources pursuant to a court-approved scheme of arrangement under Australian law and an implementation agreement dated April 22, 2004 between Equinox and Equinox Resources. Equinox raised net proceeds of $8.8 million through a public offering of shares and subsequently exercised its option under its agreement with Phelps Dodge and acquired the remaining 49% interest in Lumwana from Phelps Dodge. Phelps Dodge retained a 1% net smelter return royalty which Equinox had an option to acquire for a payment of $12.8 million upon the commencement of commercial production. A large-scale mining license (“LML-49”), covering 1,355 km2 and including the Malundwe and Chimiwungo deposits, was issued in 2004 and transferred from Phelps Dodge to Equinox in December 2004.

ANNUAL INFORMATION FORM

Year ended December 31, 2010

In 2005, Equinox raised net proceeds of $132 million through two private placements and a public offering of shares; completed a definitive feasibility study of Lumwana (the “Lumwana DFS”); and in the fourth quarter of 2005, commenced the construction of the Lumwana mine.

In 2006, Equinox raised net proceeds of $135.5 million through two private placements and two public offerings of shares and continued to focus on the development of the Lumwana mine.

In 2007, Equinox raised net proceeds of $179 million through two private placements and a public offering of shares and secured a $45 million credit facility and a $584 million debt facility (the “Lumwana Project Debt Facility”) and continued to focus on the development of the Lumwana mine. By the third quarter 2007, Equinox had secured five-year offtake contracts for substantially all of its Lumwana copper concentrate with three customers: Chambishi Copper Smelter (“CCS”); Mopani Copper Mines Plc (“Mopani”); and Glencore International AG (“Glencore”).

Although Equinox maintained a focus on the development of the Lumwana mine, it also maintained an exploration effort in Zambia on the LML-49 that surrounds the Lumwana mine.

Three Year History

2008

In January 2008, Equinox raised $4.3 million through two private placements to Ausenco and Bateman and in December 2008, raised another $4.3 million through two additional private placements to Ausenco and Bateman. Under the private placement in January, the Company issued a total of 823,752 common shares to each of Ausenco and Bateman in equal amounts, representing a portion of the third quarterly milestone payment under the terms of the Engineering, Procurement and Construction contract. The issuances were made at a price of Cdn$3.8951 per common share. Under the private placement in December, the Company issued a total of 3,973,354 common shares to each of Ausenco and Bateman in equal amounts, representing a portion of the fourth and final quarterly milestone payment under the terms of the Engineering, Procurement and Construction contract. The issuances were made at a price of Cdn$1.34 per share.

In April 2008, commissioning of Lumwana commenced, with the electrification of the main Lumwana substation which was energized with power from ZESCO Limited (“ZESCO”), the Zambian power authority. Commissioning of the raw water system commenced in May 2008 with the testing and pumping of the process plant raw water and reclaiming raw water from the project’s completed raw water dam, and with pumping tests achieving design rates. Commissioning of the mill and the primary crusher commenced in June 2008 and Equinox successfully commissioned and put into production its first electric shovel in October 2008.

Also in April 2008, Equinox completed a uranium feasibility study (the “UFS”) to investigate the onsite treatment of discrete and high grade uranium mineralization contained within the Lumwana mine copper pit shells. The UFS confirmed the potential viability of onsite uranium treatment. The facility could recover approximately 2 million pounds of uranium oxide and 12,800 tonnes of copper concentrate per year. The UFS showed that the plant is estimated to cost approximately $200 million in preproduction capital to build. Subsequent to the release of the UFS, the Government of the Republic of Zambia (the “GRZ”) implemented its guidelines for uranium mining, processing and export that are consistent with International Atomic Energy Agency guidelines and the Nuclear Non-proliferation Treaty. The GRZ approved the Lumwana Uranium Environmental Impact Assessment in May 2009.

The decision to proceed with development of the Lumwana Uranium Project will depend, subject to approval by the Equinox board of directors, on a number of factors, including the market prices of uranium oxide, and the negotiation of acceptable offtake terms. In the interim, high grade uranium ore is being stockpiled at Lumwana. At the end of the 2010 year, the stockpile of uranium ore on the Run of Mine (“ROM”) pad totaled 4.6 million tonnes at 900 ppm uranium and 0.86% copper. The uranium-copper stockpile may be treated at a later date, if and when the Company builds a uranium plant.

In May 2008, Equinox secured long-term land title to approximately 350 km2 of township and mine operating areas at its LML-49. This title permitted Equinox to manage and administer the Lumwana surface rights, including the subdivision which is delivering employee home ownership and other commercial developments within the Lumwana township.

In July 2008, an electrical fire occurred at the processing plant and caused damage to a transformer and adjacent substation, which resulted in delays to commissioning and the commencement of copper concentrate production. Equinox’s insurance syndicate accepted indemnity for the incident and the claim was processed.

In October 2008, Equinox secured an $80 million loan facility, underwritten by Standard Bank Plc and Standard Chartered Bank, which enabled the Company to meet the additional working capital requirements that resulted from the delayed start-up due to the electrical fire in July 2008. The new loan facility was structured on similar terms to the commercial tranche of the Lumwana Project Debt Facility.

ANNUAL INFORMATION FORM

Year ended December 31, 2010

In December 2008, the Lumwana mine was commissioned with a nameplate capacity of 20 million tonnes per annum (“Mtpa”) and copper sulphide concentrate production and sales commenced to off-takers. A total of approximately 1.1 million tonnes of ore was processed, producing 7,205 tonnes of copper in concentrate. Commissioning of the Lumwana mine completed the successful transition of Equinox from developing a major project to operating one of the world’s top 20 copper producing companies.

2009

In March 2008, Equinox reached an agreement with its debt financiers to restructure its senior debt repayment schedule. The main terms of the new agreement were intended to smooth the principal debt repayments more evenly over the life of the loans without changing the tenor of the various facilities. The effect was that Equinox’s 2009 calendar year principal repayments were reduced from $224.9 million to $138.4 million, the majority of which fell due in September 2009. Equinox’s $45 million cost overrun facility was extended to March 31, 2010.

In April 2009, Equinox raised gross proceeds of Cdn$184 million through the completion of a public offering of 102.2 million common shares of the Company with an offer price of Cdn$1.80 per share. The net proceeds from this offering were allocated to improve Equinox’s cash position, to evaluate and fund expansion opportunities at Lumwana, to purchase and extinguish the 1% net smelter return royalty in connection with Lumwana (see September 2009 below) and for general corporate purposes.

In May 2009, Equinox signed a five-year offtake agreement with Konkola Copper Mines Plc (“Konkola”), for annual quantities of between 70,000 and 80,000 metric tonnes of copper concentrates, with an option by mutual agreement for additional annual quantities under the same terms, supplementing the Company’s existing offtake agreements with CCS, Mopani and Glencore. The Mopani and Glencore contracts were subsequently terminated in 2009. During 2009, Equinox ramped up concentrate deliveries to its primary offtaker, CCS, which commissioned a new copper smelter at CCS on the Zambian Copperbelt. Equinox supplies CCS’s new smelter with concentrate under a five year “take or pay” contract, with annual commitments of 100,000 tonnes of copper contained in approximately 230,000 tonnes of Lumwana concentrates per year. Equinox also commenced delivering concentrate to Konkola’s smelter at Nchanga on the Zambia Copperbelt during 2009. Offtake agreements were also established with international traders active on the Zambian Copperbelt to maintain distribution flexibility should the need arise.

In September 2009, Equinox extinguished the royalty held by Phelps Dodge Mining (Zambia) Limited (“PD Zambia”) to receive a 1% Lumwana net smelter return royalty under a purchase and sale agreement (the “Purchase and Sale Agreement”) dated December 8, 2004 between PD Zambia and the Company. Between August 1999 and June 2003, Equinox earned a 51% interest in Lumwana as a result of funding a bankable feasibility study. Under the Purchase and Sale Agreement, Equinox acquired the remaining 49% interest in Lumwana. The Purchase and Sale Agreement provided that PD Zambia would retain the right to a 1% Lumwana net smelter royalty which could be terminated by the Company at its option under certain conditions. Exercising its option with a payment of $12.8 million to PD Zambia, the Company met the required conditions and extinguished the 1% royalty thereby terminating all remaining obligations and/or association between Equinox and the former holders.

In the latter half of 2009, the Chief Operating Officer was replaced and a Managing Director of Lumwana was retained.

Equinox produced a total of 109,413 tonnes of copper in concentrate at an average C1 operating cost of $1.49 per pound of copper and generated revenues of $532 million for the 2009 year.

2010

In March 2010, Equinox secured a new $400 million corporate loan facility (the “Corporate Facility”), provided by four leading commercial banks, Standard Bank Plc, Standard Chartered Bank, Industrial and Commercial Bank of China and BNP Paribas. The key features of the Corporate Facility include: (a) a three-year $220 million term loan (the “Term Loan”) with a credit margin of 4% over LIBOR and quarterly principal and interest repayments commencing on March 31, 2010; and (b) a five-year $180 million revolving facility (the “Revolving Facility”) with a credit margin of 4.75% over LIBOR for the first two years and 4% over LIBOR thereafter and interest charges payable quarterly in arrears commencing on March 31, 2010. Equinox can request an increase in the amount available under the Term Loan of $80 million and/or the Revolving Facility of $100 million, subject to the approval of the lenders. The Corporate Facility is less restrictive than the Lumwana Project Debt Facility and does not contain any cash sweep provisions, nor does it require Equinox to maintain the existing Contingent Funding Facility. The Corporate Facility was used to repay certain senior and subordinated project loan facilities provided to the Company’s wholly-owned subsidiary Lumwana Mining Company in 2006 for the development of Lumwana. Equinox incurred break fees of $18.6 million under the Lumwana Project Debt Facility as a result of the Corporate Facility refinancing. The $164.7 million tranches of asset backed finance for Equinox’s mining under the Lumwana Project Debt Facility, which at the time of the refinancing totaled $99 million, remained in place following the refinancing.

ANNUAL INFORMATION FORM

Year ended December 31, 2010

Also in March, the Company reached a settlement with ZESCO with respect to a dispute which commenced in 2009. See “Legal Proceedings, Disputes and Regulatory Actions – ZESCO Dispute”.

In June 2010, Equinox commenced a two-phased feasibility study (the “Lumwana Expansion Study”) into a 25 Mtpa expansion (“Phase I”) and into a 35 Mtpa expansion (“Phase II”) for Lumwana. The Phase I expansion to 25 Mtpa throughput rate at Lumwana is a continuation of mine ramp up. It is expected to be largely achieved through project optimization and debottlenecking with some supplemental ore feed required from Chimiwungo and achieved with limited additional capital and within an 18-month time frame. The Phase II expansion study will investigate the further expansion of the Lumwana operation to 35 Mtpa. A scoping study aimed at identifying the appropriate mining and processing scale for the Lumwana operation has indicated that the Chimiwungo orebody would be capable of sustaining a mining rate of 35 Mtpa of ore feed to an expanded Lumwana plant. Further scoping work has indicated that the plant expansion could be implemented by incorporating an additional SAG mill to support a milling rate of similar scale. Preliminary estimates indicate that an expansion to 35 Mtpa would take approximately three to four years to complete and cost approximately $300 to $400 million. The contracted work is expected to take approximately twelve months to complete with results expected by the end of the first quarter of 2011. Later in the year, the Lumwana Expansion Study was broadened to include a number of additional scenarios up to a plant capacity of 45 Mtpa.

In May 2010, the Company reported that the first hole (drill hole CHI0084) of the substantial Chimiwungo drilling program, designed to determine if and to what extent mineralization extends to the south and east of the current Chimiwungo pit designs, intersected significant intercepts of 127m (225m – 352m) of 0.82% copper including 64m (288m – 352m) of 1.03% copper. Subsequent to the encouraging drilling results, the Company approved and commenced the additional $10 million drilling program. At Chimiwungo, overburden removal is schedule to commence in mid-2011, with first ore production expected towards the end of 2012.

In October 2010, Equinox entered into a bid implementation agreement (the “Bid Implementation Agreement”) dated October 24, 2010 with Citadel Resource Group Limited (“Citadel”) pursuant to which Equinox offered to acquire all of the outstanding ordinary shares of Citadel (including all rights attaching thereto) (the “Citadel Shares”) by way of an off-market takeover bid under Chapter 6 of the Corporations Act 2001 (Commonwealth of Australia) (the “Citadel Offer”). The Citadel Offer was comprised of 1 Equinox share for every 14.3 Citadel Shares, plus A$0.105 per Citadel Share in cash. The total value of the Citadel Offer was approximately A$1.25 billion. The Citadel Offer closed on January 17, 2011 with Equinox having acquired a 98.8% interest by the closing date. See “Significant Acquisitions” below.

Equinox produced a total of 146,690 tonnes of copper in concentrate at an average C1 operating cost of $1.38 per pound of copper and generated revenues of $1.046 billion for the 2010 year.

Significant Acquisitions

Equinox made the Citadel Offer pursuant to the Bid Implementation Agreement. The Citadel Offer was made by Equinox through its wholly-owned subsidiary Equinox Resources.

Citadel, a wholly-owned subsidiary of Equinox, is a base metals and gold company with a portfolio of development and exploration assets located in Saudi Arabia, within the Arabian Shield minerals province. Citadel’s flagship asset is Jabal Sayid, a copper-gold project located 350 kilometres north-east of the Red Sea port city of Jeddah, the commercial capital of Saudi Arabia, and 120 kilometres south-east of Medina. Citadel is in the process of completing a transaction under which it would acquire 100% ownership of Jabal Sayid from its former joint venture partners. Citadel also owns several other advanced exploration projects in Saudi Arabia, including the Jabal Shayban and Jabal Baydan gold-base metal projects, the Lahuf gold project, the Bari porphyry gold-copper project and the Wadi Kamal sulphide nickel-copper-PGM project. Prior to Equinox’s acquisition of Citadel, the Citadel Shares were posted for trading on the ASX. The Citadel Shares were de-listed from the ASX on January 18, 2011.

The Citadel Shares were acquired under the Citadel Offer for consideration comprised of (i) 1 CDI for every 14.3 Citadel Shares held plus A$0.105 in cash for each Citadel Share held, or (ii) at the election of each holder of Citadel Shares, 1 Equinox Share for every 14.3 Citadel Shares held plus A$0.105 in cash for each Citadel Share held, for a total cash consideration in the amount of A$231,827,975.39, and the total number of Equinox Shares being issued of 169,233,978.

Pursuant to the Citadel Offer, Equinox acquired an aggregate of 2,390,963,516 Citadel Shares, representing approximately 98.80% of the outstanding Citadel Shares. On January 17, 2011, Equinox commenced a compulsory acquisition of the outstanding Citadel Shares not owned, directly or indirectly, by Equinox pursuant to section 664A of the Corporations Act 2001 (Commonwealth of Australia) at a price equal to 1 CDI for every 14.3 Citadel Shares held plus A$0.105 in cash for each Citadel Share held. On February 15, 2011, Equinox completed the compulsory acquisition and became the owner of all of the outstanding Citadel Shares. On February 15, 2011, Equinox compulsorily acquired all outstanding Citadel Shares in accordance with section 661A of the Corporations Act 2001 (Commonwealth of Australia) to become the holder of 100% of the Citadel Shares. The consideration provided under

ANNUAL INFORMATION FORM

Year ended December 31, 2010

the compulsory acquisition was the same consideration offered to Citadel shareholders under the Citadel Offer, being 1 CDI or 1 Equinox Share for every 14.3 Citadel Shares held plus A$0.105 cash for each Citadel Share held. On March 4, 2011, Equinox filed with the Canadian securities regulatory authorities a Form 51-102F4 “Business Acquisition Report” in respect of its acquisition of Citadel, which can be found on SEDAR at www.sedar.com. Additional disclosure regarding the transactions described above can be found in Equinox’s material change reports dated October 24, 2010, December 17, 2010, January 4, 2011 and January 6, 2011; and the Bid Implementation Agreement, each of which is filed on Equinox’s SEDAR profile at www.sedar.com.

Recent Developments

Lumwana Expansion Strategy

Following the discovery of the Chimiwungo East shoot at Lumwana in early 2010, a continuous six rig drilling program of 45,000 metres was conducted to delineate the extent of copper mineralisation at Chimiwungo East and down plunge on the Chimiwungo Main shoot. This drilling program will be ongoing utilising eight rigs over 12 months for a planned additional 110,000 metres. The results of the 2010 drill program suggest the potential to substantially increase the previously stated Chimiwungo resource within the pits (defined at a copper price of $1.20 per pound) of Proven Minerals Reserves of 82 million tonnes at 0.7% copper, Probable Mineral Reserves of 119 million tonnes at 0.6% copper and Inferred Mineral Resources of 413 million tonnes at 0.6% copper.

Pit optimisation studies utilising the new drill data and applying various long term pricing scenarios that are more consistent with current copper price expectations, indicates scope to extend the Chimiwungo pit substantially to the south and east, potentially increasing the scale of the Chimiwungo resource in the range of 1 billion to 1.5 billion tonnes of copper ore at a similar grade to the current resource. This estimate of potential quantity and grade is conceptual in nature, there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resource.

A first stage feasibility study is due to be completed on the Lumwana expansion project by the second quarter of 2011. When this study commenced in early 2010, it was based on the resources defined at that time and was evaluating a plant expansion from the Lumwana plant nameplate capacity of 20 Mtpa of ore to an increased capacity of 35 Mtpa. However, as a consequence of the potential for a substantial increase in the Chimiwungo resource and the upward shift in the outlook for copper prices, the study is now being conducted on the basis of a Chimiwungo mining inventory of 1 to 1.5 billion tonnes at 0.6% copper. The assumed mining inventory would support a much larger scale operation with a throughput rate of 45 Mtpa of ore. Under the mining inventory assumption Lumwana would have a mine life in the range of 27 to 37 years at the 45 Mtpa processing rate.

An expanded copper concentrator processing 45 Mtpa of ore would be expected to produce approximately 260,000 tonnes per annum of copper in concentrate. The expansion of the concentrator would essentially be a replication of the existing Lumwana concentrator with a preliminary capital estimate of approximately $450 to $550 million for the plant expansion. Ongoing expansion study activities will include completion of the resource drilling program, mine scheduling, mobile fleet studies, detailed design and costing of the plant expansion (including timing of a second crusher) and an evaluation of concentrate offtake scenarios. The expansion investment decision is expected in early 2012 with expanded production anticipated to commence in 2015.

Offer to Acquire Lundin Mining Corporation

On February 28, 2011, the Company announced that it intended to make an offer to acquire all of the issued and outstanding common shares (the “Offer”) of Lundin Mining Corporation (“Lundin”) by way of take-over bid in accordance with applicable securities law requirements. The Offer was formally commenced on March 7, 2011. Under the Offer, each Lundin shareholder will receive, in consideration for each of their Lundin common shares, at such holder’s election, Cdn$8.10 in cash or 1.2903 Equinox Shares and Cdn$0.01 in cash, subject, in each case, to pro ration as set forth in the offer to purchase and related take-over bid circular for the Offer. Based on the number of Lundin common shares outstanding on a fully-diluted basis on February 23, 2011 (as disclosed by Lundin in its management’s discussion and analysis for the year ended December 31, 2010), the maximum cash consideration payable under the Offer will be Cdn$2,378,973,645 and the maximum number of Equinox Shares issuable under the offer will be 379,402,241 Equinox Shares. The consideration payable under the Offer will be pro-rated on each take-up date as necessary to ensure that the total aggregate consideration payable under the Offer and in any second step acquisition transaction does not exceed these maximum aggregate amounts and will be based on the number of Lundin common shares acquired in proportion to the number of Lundin common shares outstanding on a fully-diluted basis at the take-up date. Further information is contained in the offer to purchase and circular dated March 7, 2011 filed by the Company under Lundin’s profile on SEDAR at www.sedar.com.

In connection with the Offer, Equinox expects to issue up to approximately 379 million Equinox Shares (on a fully-diluted basis), which would result in there being a total of approximately 1.26 billion Equinox Shares issued and outstanding (based on the number of Equinox Shares outstanding as of the date of this AIF) immediately following the completion of the Offer. Equinox shareholders are expected to hold in the aggregate approximately 70% of the

ANNUAL INFORMATION FORM

Year ended December 31, 2010

Equinox Shares following completion of the Offer and Lundin shareholders are expected to hold approximately 30% of the Equinox Shares (on a fully diluted basis). As a result of this issuance, the Shareholders’ ownership and voting interests in the combined company will be diluted, relative to their current proportional ownership and voting interest in Equinox.

Equinox has called a special meeting of shareholders to consider a resolution approving the issuance of the Equinox Shares under the Offer to Lundin shareholders. Receipt of such shareholder approval is a condition to the completion of the Offer.

DESCRIPTION OF THE BUSINESS

LUMWANA

The technical information in this section regarding Lumwana is summarized or extracted from the Lumwana Technical Report prepared by Ross Bertinshaw, Principal, Golder, Daniel Guibal, Corporate Consultant, SRK, Andrew Daley, Director, IRF, and Robert Rigo, Vice President – Project Development of Equinox. Each of Messrs. Bertinshaw, Guibal, Daley and Rigo is a “Qualified Person” as such term is defined in National Instrument 43-101. Robert Rigo has assumed responsibility for sections of the Lumwana Technical Report regarding processing plant, infrastructure, tailings and water management, SRK was responsible for the uranium resource aspects, Golder was responsible for the copper resource and mining aspects, and IRF was responsible for the financial modeling and economic analysis contained in the Lumwana Technical Report and under the heading “Economic Analysis” below. Information in this section and elsewhere in this AIF arising subsequent to the date of the Lumwana Technical Report, if any, regarding Lumwana is provided by Equinox management and was prepared under the supervision of Robert Rigo. Portions of the information are based on assumptions, qualifications and procedures which are not fully described in the AIF. In addition, certain technical terms used in this section are described in the Glossary to the Lumwana Technical Report. Reference should be made to the full text of the Lumwana Technical Report, as re-filed in April 2009, which is available for review on SEDAR located at www.sedar.com and on Equinox’s website, www.equinoxminerals.com.

Property Description and Location

Lumwana is an operating open pit mine and processing plant facility on the Central African Copperbelt in the North-Western Province of Zambia. The main objective of these facilities is to produce copper concentrate for sale and are referred to in this section as the “Lumwana Copper Project”, which together with the Lumwana Uranium Project, form Lumwana. Lumwana is located approximately 65 km west of the Provincial capital of Solwezi, 220 km west of the Copperbelt city of Chingola and 400 km northwest of the capital Lusaka.

Figure 1: Map of North Western Zambia

LML-49 covers an area of 1,355 km2 and includes the two major copper deposits, Malundwe and Chimiwungo, together with numerous exploration prospects, which collectively constitute Lumwana. LML-49 covers copper, cobalt, gold, silver, uranium and any additional minerals that may be commercially extracted or that are required for

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Year ended December 31, 2010

Lumwana development. LML-49 was granted on January 6, 2004 and is valid for 25 years, renewable for a further 25 years.

The conditions of LML-49 include customary provisions such as the requirement to obtain government approval of Equinox’s proposed work program, development plan and environmental plan, and commitments regarding the employment and training of Zambians. Equinox considers these conditions to be reasonable and anticipates no material problems in complying with the conditions of LML-49.

Figure 2 shows the proposed layout of Lumwana, including the locations of the proposed Malundwe and Chimiwungo pits in conjunction with the tailings and water dams, processing plant, and township (“Lumwana Estate”).

Figure 2: Lumwana –Layout Drawing (Development Case)(1)

Notes:

(1)	The term “Development Case” is defined below under “— Mineral Resource and Reserve Estimates”.

Surface Rights and Land Ownership Rights in Zambia

There is no freehold property in Zambia. All land in Zambia vests in the Republican President who holds the land as trustee on behalf of the people of Zambia. Ownership of the right to exploit minerals vests in the person holding a

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license as issued from the Ministry of Mines. As discussed in “–– Property Description and Location”, Equinox holds the mining license LML-49 for Lumwana.

Equinox has also secured the long-term land title to 35,000 hectares (350 km2) of township and mine operating areas in LML-49. Land title (also known as ‘surface rights’), while not required to conduct mine development and production operations, enables Equinox to manage and administer the Lumwana surface rights, in particular the planned sub-division to deliver employee home ownership and other commercial developments within the Lumwana Township.

Lumwana Development Agreement

The Minister of Mines and Minerals Development entered into development agreements with holders of large-scale mining licences for the purpose of encouraging and protecting large-scale investments in Zambia’s mining sector. The development agreement between Equinox and the GRZ (the “Lumwana Development Agreement”) was signed on December 16, 2005, providing a 10-year stability period for the key fiscal and taxation provisions related to Lumwana.

Key issues defined in the Lumwana Development Agreement include a corporate tax rate of 25% and a mineral royalty of 0.6% of gross product. Capital expenditure can be deducted in the year incurred and losses can be carried forward for up to 10 years. There has been a deferral of payment of various customs and excise duties and imposts and a confirmation that there will be no withholding tax payable on the remission of profits or the repatriation of capital.

The Lumwana Development Agreement also contains provisions for: arbitration; employment matters; energy and supply; exchange control; export regulations and procedures; regulations and management of companies; mining operation, curtailment of production, resumption of production and closure; waiver of the GRZ’s sovereign immunity; investment agreements; and enforcement of foreign awards.

Incorporated in the Lumwana Development Agreement is a Copper Price Participation Agreement (the “PPA”). The PPA is triggered upon the extinguishment of the Lumwana Project Debt Facility and only if the margin between the copper price and Lumwana operating costs is above an agreed threshold. The total amount due in the event of the above occurring is capped at $50.0 million with a further $50.0 million potentially payable for a “windfall” margin between the copper price and Lumwana operating costs. The Lumwana Development Agreement contemplated a refinancing of the Lumwana Project Debt Facility and as such there is no change to the trigger for extinguishment of debt which was aligned to the date the facilities were due for full repayment which was September 30, 2015. As discussed under “Three Year History” above, the Company achieved financial close of the Corporate Facility (refinancing of the Lumwana Project Debt Facility) in March 2010. This refinancing did not trigger the PPA.

On April 1, 2008, the GRZ enacted a number of changes to the tax regime, particularly in relation to mining companies. The regime changes included an increase in the corporate tax from 25% to 30%, an increase in the mining royalty from 0.6% to 3%, and a number of other proposed additional imposts including a “variable profit tax”, a “windfall tax” and treatment of hedging income as separate source income. On January 30, 2009, the GRZ announced the abolition of a number of changes enacted in 2008, including removing the hedging activity quarantine provision, abolishing the windfall tax, increasing capital allowances back up to 100%. These changes took effect on April 1, 2009.

Based on local and international legal advice, Equinox believes that the compensation rights for breach of the 10-year stability period granted under the Lumwana Development Agreement prevail over the April 2008 changes to the Zambian tax regime. However, until it resolves with the GRZ the uncertainty surrounding the application of the Lumwana Development Agreement, Equinox will measure (and during 2010 did measure) its taxation balances on the basis of the enacted legislation. These changes could result in higher tax payments in Zambia, which may be material at current commodity prices.

Following discussions and correspondence with GRZ, Equinox agreed with the Zambian Revenue Authority (“ZRA”) in January 2011 to pay mineral royalties assessed at 3.0%. Equinox continues to reserve its right to compensation for breach of the tax stability provisions under the Lumwana Development Agreement and, by agreeing to pay mineral royalties, protected itself from the ZRA assessing interest and penalties on the tax amount.

After expiry of the Lumwana Development Agreement, the enacted Zambian tax system will apply to the Lumwana Copper Project. The Lumwana Development Agreement does not cover the Lumwana Uranium Project to which the enacted Zambian taxes will apply. The royalties and taxes that will apply to the Lumwana Uranium Project, and to the Lumwana Copper Project after the Lumwana Development Agreement expires, are described below under the heading “— Zambian Taxes”.

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Year ended December 31, 2010

Project Ownership and Royalties

Equinox owns 100% of Lumwana. As a result of funding the Lumwana BFS, Equinox earned a 51% interest in Lumwana and on December 31, 2004 it acquired the remaining 49% interest from Phelps Dodge. PD Zambia retained a 1% net smelter return royalty which Equinox had an option to acquire for a payment of $12.8 million upon the commencement of commercial production. Following commencement of ore commissioning at Lumwana on December 3, 2008, Equinox advised Phelps Dodge that it intended to extinguish the royalty, which it did in September 2009.

As defined in the Lumwana Development Agreement, a royalty of 0.6% of gross metal value produced from the Lumwana Copper Project is payable to the GRZ. However, as discussed above under the heading “— Development Agreement”, the GRZ increased the mining royalty from 0.6% to 3% on April 1, 2008. Based on local and international legal advice, Equinox believes that the compensation rights for breach of the 10-year stability period granted under the Lumwana Development Agreement prevail over the April 2008 changes to the Zambian tax regime. Until it resolves the uncertainty surrounding the application of the Lumwana Development Agreement, Equinox will measure its taxation balances on the basis of the enacted legislation.

Following discussions and correspondence with GRZ, Equinox agreed with the ZRA in January 2011 to pay mineral royalties assessed at 3.0%. Equinox continues to reserve its right to compensation for breach of the tax stability provisions under the Lumwana Development Agreement and, by agreeing to pay mineral royalties, protected itself from the ZRA assessing interest and penalties on the tax amount.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Topography

The topography of the project area is characterised by gently rolling hills incised by the Lumwana East River and its tributary streams. Elevations range from approximately 1,270 m, Relative Land (“mRL”) within the Lumwana East River watercourse to around 1,410 mRL within the general vicinity of project operations.

Transport

The main access to Lumwana is via road. Lumwana plant sites are accessible via a 10 km road branching off the Northwest Highway (T-5) that links Lumwana and Solwezi to the Copperbelt and other parts of the North–Western Province. This important artery is a two-lane bitumen highway.

Air access is available in this remote location for emergency and medivac air facilities that may be required during the operational phase of the project. The nearest commercial airstrips are situated at Solwezi, 65 km to the east of the Lumwana site, and Mwinilunga, some 84 km to the west.

The type of transport required to service the mine and copper plant includes fuel tankers; 35 t capacity, covered, truck and trailer road train (B-Train) for concentrate haulage to the Copperbelt (about 250 km) at the rate of about 35 to 45 road trains per day; as well as various trucks bringing reagents, spare parts and stores inventory for the efficient operation of the project.

Climate

The region has distinct dry (May to October) and wet (November to April) seasons. Rainfall mainly occurs in heavy thunderstorms producing typical precipitation events of 20 to 40 mm. The operating season for Lumwana is 365 days per year.

Vegetation

The predominant vegetation is Miombo woodland. Generally, the area is well wooded, with a good vegetation cover. The project area is not pristine due to the impacts from tree felling, charcoal burners, slash and burn agriculture and mineral exploration activities. Wetlands (dambo areas) are common along watercourses.

The soils of the area are typical of those found in sub-tropical regions, being heavily leached, low in nutrients and of poor fertility. Subsistence farming is practised using the traditional Masala method (slash-and-burn). Farming is the main source of livelihood. The main crop is cassava, with maize, sweet potatoes, beans and pineapples grown in the slightly more fertile dambo soils. Cultivated land is concentrated close to the T-5 main road and the unsealed road to Chief Mukumbi’s village. There were no permanent dwellings in the mine area, although some peripheral subsistence farming was practised and temporary wooden shelters were erected during the growing season. Project development did not require the relocation of any indigenous peoples.

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There is very little wildlife in the area, mainly due to population pressure and over-hunting.

Geology

Regional Geology

The Lumwana copper, cobalt, gold and uranium deposits of Malundwe and Chimiwungo are hosted within the Mwombezhi Dome, which is a northeast trending basement dome in the western arm of the Neoproterozoic Lufilian Arc thrust fold belt. In Zambia, the Lufilian Arc contains variably deformed and metamorphosed metasediments and volcanics of the Katangan Lower and Upper Roan and the Lower and Upper Kundelungu Supergroups, unconformably overlying the basement. Subsequent to the deposition of the Katangan sequences the basin was inverted, deformed, metamorphosed and uplifted by generally north directed thrusting and folding, producing the Neoproterozoic Lufilian Arc. The regional geology of Zambia including the Zambian Copperbelt is shown below in Figure 3.

Figure 3: Zambia – Regional Geology

LML-49 covers the north-eastern lobe of the Mwombezhi Dome. A number of Lufilian ages, layer parallel shear zones have been recognized in the Dome, which structurally emplace Kundelungu units within the basement, producing a series of tectonostratigraphic sheets which have been thrust over the top of the two central cores of the Mwombezhi Dome. Within LML-49 these include the Malundwe and Chimiwungo Sheets, which host the two orebodies. The local geology of the Lumwana environs is shown in Figure 4 below.

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Year ended December 31, 2010

Figure 4: Lumwana Project – Local Geology

Lumwana Deposit Types and Mineralization

Deposit Types

The world-class Central African Copperbelt metallogenic province stretches from the Copperbelt, through the Katangan Province of the Democratic Republic of Congo and into the North Western Province of Zambia. Lumwana lies within the North Western Province and contains two major copper deposits, Malundwe and Chimiwungo which are structurally controlled deposits of Central African Copperbelt type. Of the two major deposits, Malundwe is smaller, but with a higher copper grade and contains discrete zones of uranium and gold mineralization with occasional sporadic high cobalt (greater than 0.1%). Chimiwungo is a much larger deposit that is lower in copper grade, but it contains a number of significant high grade (greater than 0.1%) cobalt zones as well as some uranium mineralization.

Copper Mineralization

The copper mineralization at Malundwe and Chimiwungo is hosted almost entirely within high grade metamorphosed, intensely mylonitised, recrystallized muscovite–phlogopite–quartz–kyanite schists with disseminated sulphides (typically less than 5%) dominated by chalcopyrite and bornite.

The overall strike length of mineralization at Malundwe is approximately 6 km north-south, and up to 1.5 km wide (east-west) as a single ore schist horizon. The mineralization outcrops on the dome in the east, has an overall gentle dip to the west and plunges to the south. It extends to maximum depth of approximately 200 m below surface in the west and it appears closed off to the west and north but is open to the south, down plunge.

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Typical cross sections through Malundwe and Chimiwungo are presented below in Figure 5 and Figure 6, respectively. Despite apparent similarities in overall morphology, note the differences in scale between the two figures.

Figure 5: Malundwe Mineralization – Cross Section (Looking North)

Figure 6: Chimiwungo Mineralization – Cross Section (Looking West)

Uranium Mineralization

The 2007 UFS drill program confirmed that uranium mineralization at Lumwana is associated with the same muscovite-phlogopite-quartz-kyanite ore schist lithology that hosts the copper mineralization. The uranium typically lies on the hanging and footwall contacts of the copper ore body.

The uranium is present as uraninite and exhibits a range in grain size from 10 micron through to 2 cm aggregates disseminated within the silicate gangue minerals.

The UFS drilling was focused upon the two main uranium mineralized zones within the Malundwe pit referred to locally as Valeria South and Valeria North. Valeria South comprises 85% of the Malundwe uranium resources.

Valeria South is located in the southern portion of the Malundwe copper ore body. This area lies in the far central west of the copper orebody and is focussed along a north-south gently rolling anticlinal flexure in the ore schist. Along the anticline, uranium is located on the upper and lower contacts of the ore schist. The Valeria South uranium zone has a north-south strike of 1000 m, and an east-west extent of 220 m. In addition, uranium can also be found in relatively low grade, discontinuous pods in the footwall gneisses, where it is free of copper; this style of occurrence has not been targeted as the potential to generate significant tonnes and continuous ore shoots appears limited. Valeria South is open to the south.

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Year ended December 31, 2010

Valeria North is located in the northern section of Malundwe. Uranium mineralization at this site is located at the same hanging wall and footwall contacts of the ore schist as at Valeria South, but its occurrence is more common within the footwall gneisses, at depth below the copper mineralization. The sequence here dips gently to the west, and it drapes on to the basement dome to the east.

Historical Exploration and Drilling

Drilling within the Malundwe deposit commenced in 1961 and the first hole at Chimiwungo was drilled in 1962. Since that time, five companies have drilled within the resource areas as follows:

•	Roan Selection Trust (“RST”) and related companies (Mwinilunga Mines (1970) Limited and Mindeco Limited) 1961-1976: 315 diamond core holes;

•	AGIP Zambia Limited - COGEMA Joint Venture 1982-1990: 135 diamond holes and 87 tricone holes;

•	Phelps Dodge 1993-1999: 27 diamond and 14 reverse circulation (“RC”) holes;

•	Equinox 2000-2003: 146 diamond holes and 486 RC holes;

•	Equinox 2004: 30 RC holes;

•	Equinox 2006: 10 RC holes and 39 diamond holes;

•	Equinox 2007: 158 RC holes and 12 diamond holes;

•	Equinox 2008: 16 diamond holes and 128 RC holes; and

•	Equinox 2010: 79 diamond holes and 150 RC holes.

Of the pre-Equinox drilling, 401 holes for 70,500 m were used for both the Lumwana BFS and 2006 resource estimations. The remaining holes were not of a standard suitable for resource estimation.

The initial Equinox drilling program was completed in two phases between November 2001 and November 2002. The program was focused on resource definition drilling with a total of 520 resource drill holes for 54,797 m being drilled. In 2004, Equinox discovered the Chimiwungo North deposit approximately 300 m north of Chimiwungo. A total of 30 holes for 2,606 m were drilled. During 2004 and 2005, Equinox completed additional metallurgical and geotechnical diamond drilling to assist with copper plant and infrastructure design. A 248 hole, 12,351 m RC sterilization drilling program was completed by Equinox in September 2005 to test areas of proposed mine and copper plant infrastructure.

In February 2006, a 49 hole, 3,638 m combined RC and diamond drill program was completed to increase the hole density in the north-western portion of Chimiwungo (located within northern portion of the Lumwana BFS Chimiwungo Main Pit). This enabled Inferred Mineral Resource within the area drilled to be reclassified by Golder as Indicated Mineral Resource. In April 2007, UFS drilling was initiated in the confines of the Malundwe pit design, and 158 RC holes and 12 diamond holes were drilled. Equinox drilling represents the largest proportion of the drilling used for the current resource and reserve estimation, metallurgical, geotechnical and hydrogeological studies.

Through 2008 and into 2009, drilling was conducted at the Kanga prospect IP target. Geological interpretation suggests that the area represents the continuation southwards of the Malundwe mineralization. Eighty seven RC holes (19,585 m) and 11 diamond holes (1013 m) were completed.

The western flank of the Malundwe pit was drill tested for sterilisation purposes, with 45 holes (including 2 diamond) for 9223 m.

In 2010 Equinox commenced a resource, geotechnical, hydrogeology and sterilization drill programme in and around the Chimiwungo deposit. During 2010 a total of 228 holes were drilled; 78 diamond holes (26,168m) and 150 RC holes (14,292m).

A summary of all drilling used for resource and reserve estimation, metallurgical, geotechnical and hydrogeological studies completed to date is presented in Table 1.

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Year ended December 31, 2010

Table 1: Chimiwungo and Malundwe

Resource /Reserve, Metallurgical, Geotechnical and Hydrological

Studies — Summary of Drill Holes Used

(Extracted from April 2009 Re-filed Lumwana Technical Report and Updated)

					Holes Drilled Since 2003
	Pre-Equinox		Equinox		Lumwana BFS		TOTAL
Drilling Type	Total No. Holes	Drilled Metres	Total No. Holes	Drilled Metres	Total No. Holes	Drilled Metres	Total No. Holes	Drilled Metres
Resource Estimation Holes(1)
DD Resource Holes(2)	401	70,550	195	42,558	134	32,095	596	113,108
RC Resource Holes(3)	—	—	905	100,927	446	56,593	905	100,927
Sub-total	401	70,550	1,100	143,485	580	88,688	1,501	214,035
Metallurgical, Geotechnical and Hydrological Drill Holes
DD Metallurgical Holes #	—	—	107	11,022	68	7,088	107	11,022
DD Geotechnical Holes #	—	—	89	4,728	43	1,125	89	4,728
RC Geotechnical Holes	—	—	7	159	—	—	7	159
OH Hydrogeological Holes(4)	—	—	20	2,769	—	—	20	2,769
TOTAL	401	70,550	1,323	162,163	691	96,901	1,724	232,713

Notes:

(1)	31 metallurgical and 14 geotechnical holes were also used in the resource estimation.
(2)	DD means Diamond Drill Holes.
(3)	RC means Reverse Circulation Percussion Holes.
(4)	OH means Open Hole Percussion.

Sampling Method and Approach

Diamond drill hole assays were derived predominantly in the vicinity of the copper ore zones and based on diamond saw cut one third (RST sampling) or half core sampling (Phelps Dodge and Equinox sampling). The majority of RST drill holes were assayed only for copper. Equinox and Phelps Dodge holes were assayed for copper, cobalt, gold and uranium. RC samples were Jones riffle split. Equinox personnel accurately measured sample intervals for diamond drill core. RC sample intervals were based on one or two metre samples collected in plastic bags by the drilling contractor, and monitored by an Equinox geologist. For all Equinox RC drilling up to the end of 2006 (most of the RC drilling), if more than three consecutive metres of wet samples were encountered within or immediately above an ore schist (ore zone), then the RC drilling was terminated and converted to an HQ or NQ2 core hole; this was an infrequent event. For UFS RC drilling, an additional compressor booster air pack was utilized to enable drillers to keep the holes dry so that there was no potential for contamination or need for diamond tails.

Samples derived from Equinox drilling at Lumwana have been analyzed for copper, cobalt, gold, uranium, sulphur and iron with some samples being assayed for other elements such as silver and nickel. For geological resource modelling, only valid drill holes of acceptable survey and sample quality were used. These were termed ‘resource holes’ and consisted of diamond, RC and pre-collared RC diamond drill holes. The total number of samples and assays used for the current Malundwe and Chimiwungo resource estimate are presented in Table 2 and the same data for the 2007 uranium Resource is included in Table 3.

ANNUAL INFORMATION FORM

Year ended December 31, 2010

Table 2: 2006 Malundwe and Chimiwungo Resource Estimation Pre-Equinox Equinox

and Combined Number of Samples / Assays in the Global Database

(Extracted from April 2009 Re-filed Lumwana Technical Report and Updated)

Mineral	Pre-Equinox		Equinox		Totals		Grand Total No. Samples / Assays
	Chimiwungo	Malundwe	Chimiwungo	Malundwe	Chimiwungo	Malundwe
Copper	8,433	4,467	27,052	18,858	35,485	23,325	58,810
Cobalt	2,144	2,138	27,052	18,622	29,196	20,760	49,956
Gold	1,787	1,782	10,329	5,901	12,116	7,683	19,799
Uranium	2,082	2,138	27,052	18,865	29,134	21,003	50,137

Table 3: 2007 Malundwe UFS Drill Program Equinox and Combined Number of

Samples / Assays in the Global Database

(Extracted from April 2009 Re-filed Lumwana Technical Report)

Mineral	Pre-Equinox		Equinox		Totals		Grand Total No. Samples / Assays
	Chimiwungo	Malundwe	Chimiwungo	Malundwe	Chimiwungo	Malundwe
Copper	8,433	4,467	16,418	16,754	24,851	21,221	46,072
Cobalt	2,144	2,138	16,418	15,031	18,562	17,169	35,731
Gold	1,787	1,782	8,761	5,345	10,548	7,127	17,675
Uranium	2,082	2,138	13,524	15,202	15,606	17,340	32,946

For resource estimation purposes, the final combined Malundwe and Chimiwungo global drill hole database comprises 1,501 drill holes, analysed for copper, cobalt and gold. A separate combined Malundwe and Chimiwungo uranium database was created made up of chemical uranium assays and gamma log determinations, and comprises 724 drill holes. The total number of drill holes for estimation purposes are presented in Table 1 above.

Sample Preparation, Analysis and Security

As stated above, Equinox collected Jones riffle split RC samples and diamond saw cut measured sample intervals for diamond drill core. All Equinox analytical samples were delivered to independent laboratories for sample preparation and analysis.

Appropriate quality assurance and quality control procedures (“QA/QC”) were adhered to throughout all resource drill programs by adopting certified standards, blanks, check samples and field duplicates. The protocols for the QA/QC are as follows:

•	Duplicate samples were submitted with a frequency of one per 20 drill samples.

•	Standard reference samples made from Lumwana’s mineralization were inserted at a frequency of at least one per 100 drill samples. The UFS increased this number to 1 per 20 drill samples.

•

Five percent (5%) of drill samples were selected for check analysis by a secondary laboratory. The 5% was designed to include the standard reference samples as a further check on the primary laboratory.

The check samples and field duplicate data were analysed to provide a measure of error as bias and precision. The standard reference sample data were assessed to monitor the performance of the laboratory over time by comparing the values from the reference samples submitted to the laboratory at regular intervals to the certified standard reference sample data. External check assays were conducted by Genalysis Laboratory Services Pty Ltd, based in Perth, Australia.

Golder reviewed the sampling and assay protocols and the assay results from the original laboratory and the check laboratory with the results showing no significant systematic difference between the laboratories and acceptable levels of precision. The levels of precision and bias for the original laboratory Cu%, which is the data field used for estimating copper for the current resource, results in a high degree of confidence in the resource estimate for copper.

SRK has undertaken a review of the entire uranium process from the generation of the samples at the drill site through to an analysis of the QA/QC data generated as a function of Equinox’s rigorous approach to the analytical process and found acceptable levels of accuracy precision for the uranium assays.

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Year ended December 31, 2010

Data Verification

To identify whether a bias may be routinely, but inadvertently introduced during the sample preparation process, Equinox randomly selected 60, one metre RC bulk samples for size analysis, using a range of quality sieves for which the mesh size is precisely known. The average results for 30 samples of Chimiwungo and Malundwe indicated that there was an average 95% passing particle size of 2.5 mm. The result accords with observations in the field of a small particle size in the drill samples and indicates that the sample preparation and sub-sampling is satisfactory.

A study was initiated to compare the assay results from RC and diamond drill methods. This study involved drilling 12 holes (six each at Malundwe and Chimiwungo) within five metres of the existing core hole at the same dip and azimuth as the original hole. Analysis of the various elements reflected natural variability and no consistent bias between the drill methods. Some slight differences were noted for both gold and uranium but at very low grades. Typically, the RC drilling produced slightly wider and lower grade intersections compared with the diamond drilling.

Golder examined the sampling procedures on site and independently validated the sampling precision and assaying precision and accuracy. The available Lumwana data is considered by Golder as being of good standard for the purpose of resource estimation.

Hatch Associates Limited (“Hatch”) was commissioned in 2005 by Standard Bank of London to conduct a detailed audit of the Lumwana Project as part of the financing of the Lumwana Copper Project. A component of the audit was a rigorous review of the data used for the resource and reserve estimates including drilling, surveying, sampling, assaying methods and the actual data. Hatch confirmed the data were of acceptable quality for the purpose.

SRK had 19 samples re-assayed by ALS Chemex, the original laboratory. These samples were taken randomly from metallurgical samples kept at AMMTEC. The results of the comparison with the initial assays show excellent correlation and good reproducibility.

Mineral Resource and Reserve Estimates

The Lumwana “development plan” utilizes Measured, Indicated and Inferred Resources and Proven and Probable Reserves over a 37 year mine life based on 20 Mtpa throughput rate (the “Development Case”); however, the “base case plan” uses only proven and probable reserves over an 11 year mine life (the “Base Case”). The 37 year Development Case is considered most likely for a mine of Lumwana’s scale.

Copper Resource Statement

An independent Mineral Resource Estimate was prepared to the standards prescribed by the Australasian Joint Ore Reserves Committee (“JORC”) in February 2003 by Golder and reconciled to the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) prescribed by National Instrument 43-101 in June 2004. This estimate was revised by Golder in July 2006 in accordance with JORC and National Instrument 43-101 standards after completion of an infill combined diamond and RC drill program in the north-western portion of Chimiwungo (within the northern half of the Lumwana BFS Chimiwungo Main Pit). The infill program upgraded a significant tonnage of Inferred Mineral Resources to the Indicated Mineral Resource category, and confirmed the continuity of mineralization. Golder also reviewed the classification of some of the Malundwe Mineral Resources based on the continuity shown by the latest drilling. The 2006 Mineral Resource estimation for the Malundwe Resource (depleted by mining to end of December 2010) and Chimiwungo Resource is presented in Table 4 and Table 5 below. Table 6 shows the total estimated Lumwana Mine Resource at the end of December 2010. Note that 18.6 million tonnes of ore at an average grade of 0.86% copper was processed in 2010.

Golder classified the Lumwana Mineral Resource principally based on data density, data quality and geological confidence parameters. The ore reserve estimation was a staged process, which involved regularizing the geological Mineral Resource block model into a “Mineable” Resource block model, which allowed for dilution, mining conditions and likely ore block continuity. This was followed by optimization, mine planning and financial analysis.

The Mineral Resource estimate for copper is based on a number of factors and assumptions, including the following:

•

The survey control and down hole surveying data were considered adequate for the purposes of this study. Geology was interpreted and modelled in three-dimensions to define geological zones that were used to flag the composited sample data for statistical and geostatistical analysis.

•	Using parameters derived from modelled variograms, Ordinary Kriging was used to estimate average block grades in the geology zones.

•	Density values were assigned globally by weathering zone.

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•

The 0.2% copper cut-off grade was selected for reporting the copper, gold and cobalt resource. The 0.2% cut-off is a natural geological cut-off, predominantly sharp at the resolution of the 2 m composites used in the mineral resource estimate, and visually recognisable geological mineralization characteristics.

Table 4: Malundwe Copper, Cobalt and Gold Resource (at 0.20% Cu cut-off)(1)

Class	Tonnes	Cu	Co	Au
	(Mt)	(%)	(ppm)	(g/t)
Measured	17.6	1.29	131	0.07
Indicated	88.7	0.81	158	0.01
Total (Measured and Indicated)	106.2	0.89	154	0.03
Inferred	16.2	0.76	106	0.03

Table 5: Chimiwungo Copper, Cobalt and Gold Resource (at 0.20% Cu cut-off)

(Extracted from April 2009 Re-filed Lumwana Technical Report)

Class	Tonnes	Cu	Co	Au
	(Mt)	(%)	(ppm)	(g/t)
Measured	82.5	0.76	296	0.02
Indicated	133.7	0.60	149	0.02
Total (Measured and Indicated)	216.2	0.66	205	0.02
Inferred	544.7	0.63	45	0.01

Table 6: Total (Malundwe and Chimiwungo) Copper, Cobalt and Gold Resource(1)

(at 0.20% Cu cut off)

Class	Tonnes	Cu	Co	Au
	(Mt)	(%)	(ppm)	(g/t)
Measured	100.1	0.85	267	0.03
Indicated	222.4	0.68	153	0.02
Total (Measured and Indicated)	322.4	0.73	188	0.02
Inferred	560.9	0.63	47	0.01

Notes:

(1)	Based on the Mineral Reserve and Inferred Resource estimates contained in the April 2009 32-filed Lumwana Technical Report, and updated to reflect the depletion by mining as of December 31, 2010. The depleted mineral reserves and inferred resources have been estimated under the supervision of Robert Rigo, Vice President, Project Development of Equinox, a “Qualified Person” as such term is defined under National Instrument 43-101.

Ore Reserve Estimate

The Ore Reserve Estimate is defined in compliance with JORC standards and CIM standards as prescribed by National Instrument 43-101. The pit designs were originally based on optimizations using a $1.20/lb copper price and costs as at 2006. The cut-off and pits were checked against a $1.50/lb price and budget costs for 2008/2009. Only minor changes were required to straighten the pit ramps for an overhead power system and to better mine the uranium reserves.

For the copper reserves, dilution and mining recovery were included in the geological block models by regularising the blocks to 12.5 m x 12.5 m x 4 m in Malundwe and Chimiwungo pits within the mineralized boundary after a dilution zone of 1 m was added. This had the overall effect of increasing tonnage by 6% and reducing grade by 7%.

The Malundwe and Chimiwungo copper cut-offs are based on producing a concentrate. Table 7 summarizes the copper cut-off grades applied which are based on a copper price of a minimum of $1.50/lb with appropriate allowances for processing costs, freight and smelter charges where required.

Table 8 gives the estimated copper sulphide Mineral Reserves and Inferred Resources contained within the designed pits based on Measured and Indicated Resources at the end of December 2010. Note that 18.6 million tonnes of ore at an average grade of 0.86% copper was processed in 2010.

Table 9 gives the oxide Mineral Reserves and Inferred Resources contained within the designed pits based on Measured and Indicated Resources. Note that to the end of December 2010, 3.67 million tonnes of this oxide material at an average grade of 0.67% copper was mined and stockpiled.

ANNUAL INFORMATION FORM

Year ended December 31, 2010

Table 7: Copper Cut-off Grades

(Extracted from April 2009 Re-filed Lumwana Technical Report and Updated)

Malundwe- Oxide	Chimiwungo- Oxide	Malundwe-Sulphide	Chimiwungo-Sulphide
0.25%	0.27%	0.16%	0.21%

Table 8: Sulphide Reserves and Resources within Designed Pits – Development Case(1)

	Tonnage	Cu
	(Mt)	(%)
Malundwe
Proven	16.4	1.04
Probable	72.8	0.79
Total Mineral Reserves	89.2	0.83
Inferred Resource	2.8	0.77
Chimiwungo
Proven	81.5	0.70
Probable	118.7	0.57
Total Mineral Reserves	200.2	0.62
Inferred Resource	413.0	0.60
Total
Proven	97.9	0.75
Probable	191.5	0.66
Total Mineral Reserves	289.4	0.68
Total Inferred Resource	415.8	0.60

Notes:

(1)	Based on the Mineral Reserve and Inferred Resource estimates contained in the April 2009 re-filed Lumwana Technical Report, and updated to reflect the depletion by mining as of December 31, 2010. The depleted mineral reserves and inferred resources have been estimated under the supervision of Robert Rigo, Vice President, Project Development of Equinox, a “Qualified Person” as such term is defined under National Instrument 43-101.

Table 9: Oxide Reserves and Resources within Designed Pits – Development Case

(Extracted from April 2009 Re-filed Lumwana Technical Report)

	Tonnage	Cu
	(Mt)	(%)
Proven	5.4	0.84
Probable	4.5	0.53

Total Mineral Reserves	9.9	0.70
Inferred Resource	3.8	0.42

As part of the mine planning process, the effect of changes in variables such as price, metallurgical recovery and process method were examined. There are no particular factors other than those described above and in the Lumwana Technical Report that are anticipated to have a significant impact upon these estimates.

Uranium Resource Statement

As part of the UFS, Equinox drilled 158 RC holes and 12 diamond holes within the limits of the Malundwe pit design in 2007. An independent uranium Mineral Resource estimate was prepared to JORC standards in March 2008 by SRK. The estimate has been reconciled to the CIM standards as prescribed by National Instrument 43-101. The classification of the uranium Mineral Resource was completed principally on data density, quality and geological confidence criteria. Golder used this Mineral Resource estimate to estimate the corresponding uranium ore reserves.

The Mineral Resource estimate for uranium was based on a number of factors and assumptions, including the following:

•

The survey control and down hole surveying data and assay data quality were considered adequate for the purposes of this study. Geological modelling was based on Leapfrog™ 3D grade interpolation at a low cut-off. The resulting mineralization envelopes were used to flag the composited sample data for statistical and geostatistical analysis.

ANNUAL INFORMATION FORM

Year ended December 31, 2010

•

Using parameters derived from modelled variograms, Uniform Conditioning was used to estimate recoverable resources (i.e., tonnage and grades corresponding to a 6.25 m x 6.25 m x 4 m selective mining unit (“SMU”) and varying cut-off grades within the geological domains. This estimation accounts for the support effect (i.e., the mining dilution associated to the SMU).

•	Density values were assigned globally by weathering zone.

•

The uranium resources outside the new SRK model were extracted from the Golder model of 2006. This includes all the Chimiwungo material and the Malundwe material outside the newly modelled area. All these resources have been given a classification of Inferred.

There are some important sources of uncertainty for this resource estimate:

•

The definition of the geological model is based on the Leapfrog™ grade interpolation at a low cut-off, taking into account geological constraints. Due to the lack of clear control on the uranium mineralization and its variability, the definition of the mineralized envelope is not very precise, particularly for the footwall mineralization which is broken up into several disconnected zones, each supported by a low number of assays.

•

Within the geological envelope, the grade variability is very high, and the spatial correlation between uranium grades is poor, as measured by the relatively high nugget effect and short variogram ranges as compared to drill spacing.

As a consequence, individual block estimates were poor which precluded the definition of any Measured Resource. Final resource classification was based on drill hole density and grouping of the blocks in much larger units (275 m x 375 m x 20 m) corresponding to more meaningful production units of about 4 million tonnes.

Two risks associated to the estimation were identified and were reduced using a low cut-off grade at 100 ppm uranium: (i) if mining is less selective than expected, then the resource grade may be lower than estimated; and (ii) if grade control is not tight enough at mining stage, the SMU grades will be poorly estimated, and misallocation of ore parcels may occur. This would result in grades lower than expected at the plant (information effect).

The Lumwana uranium Resource has been estimated using a 0.01% uranium cut-off grade as shown in Table 10 below. Note that to the end of December 2010, 4.6 million tonnes of this material at an average grade of 900 ppm uranium and 0.86% copper was mined and stockpiled.

Table 10: Uranium Mineral Resources within the Lumwana Project

(Extracted from April 2009 Re-filed Lumwana Technical Report)

Class	Tonnes	Grade	Contained Metal
	(Mt)	U3O8%	U3O8 lbs
Malundwe
Indicated	4.7	0.095	9,920,000
Inferred	3.9	0.047	4,009,000
Chimiwungo
Inferred	2.2	0.056	2,660,000

Uranium Ore Reserve Estimate

As part of the UFS, a uranium reserve has been separately estimated based on the drilling specifically carried out in 2007 for that purpose. The uranium reserve is contained entirely within the Malundwe copper pit.

Table 11 gives the estimated uranium Reserves and Inferred Resources for the Lumwana Mine. The cut-off grade for uranium is 0.02% uranium based on costs and recoveries for the separate uranium plant. As part of the uranium processing, the contained copper will also be recovered. Note that to the end of December 2010, 4.6 million tonnes of this material at an average grade of 900 ppm uranium and 0.86% copper was mined and stockpiled. The tonnage and copper content of the uranium reserves which are un-mined are included in the copper reserves.

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Year ended December 31, 2010

Table 11: Uranium Reserves and Resources within Designed Pits – Development Case

(Extracted from April 2009 Re-filed Lumwana Technical Report)

	Tonnage Mt	Grade U3O8%	Grade Cu %	Contained Metal U3O8 lbs	Contained Metal Cu tonnes
Malundwe
Probable	3.3	0.123	1.00	9,006,000	32,900
Total Mineral Reserves	3.3	0.123	1.00	9,006,000	32,900
Inferred Resource
Malundwe	1.0	0.086	0.91	1,893,000	9,100
Chimiwungo	1.4	0.072	0.69	2,200,000	9,500

Mining Operations – Development Case

Lumwana currently consists of two deposits, Malundwe in the north-west and Chimiwungo, 7 km from Malundwe, to the south-east, although there could be opportunities to include other deposits in the area as they are proved up. Mining has started in the Malundwe pit and is currently scheduled to be completed in 2016 with production phasing in Chimiwungo from 2012. The copper ore from Malundwe and Chimiwungo is being sent to the copper plant, which is producing a concentrate suitable for sale to a smelter. The uranium rich material which is being stockpiled and may in future be sent to a separate uranium plant, which would produce a uranium concentrate and a copper concentrate.

The Lumwana Copper Project is producing sulphide copper ore at the design rate of 20 Mtpa. The uranium plant feed (+200 ppm uranium) will be separately stockpiled until the proposed uranium plant is operational.

Table 12 provides the production schedule for the copper sulphide ore for the period 2011 to 2019. The material in Table 12 is made up of Measured and Indicated ore only.

Table 12: Mine Production – Base Case – 2011 to 2019(1)

Period	Waste	Copper Ore Mined		Strip Ratio
	Mt	Mt	% Cu	t/t
2011(2)	90.1	24.6	0.71%	3.7
2012	102.5	20.0	0.87%	5.1
2013	101.0	20.0	0.71%	5.1
2014	96.4	20.0	0.72%	4.8
2015	90.0	20.0	0.71%	4.5
2016	78.2	20.0	0.71%	3.9
2017	45.3	20.0	0.69%	2.3
2018	14.9	20.0	0.88%	0.7
2019	9.8	11.8	0.67%	0.8
TOTAL	628.2	176.4	0.74%	3.6

Notes:

(1)	Based on the Mineral Reserve and Inferred Resource estimates contained in the April 2009 re-filed Lumwana Technical Report, and updated to reflect the depletion by mining as of December 31, 2010. The depleted mineral reserves and inferred resources have been estimated under the supervision of Robert Rigo, Vice President, Project Development of Equinox, a “Qualified Person” as such term is defined under National Instrument 43-101
(2)	Equinox 2011 guidance

Total copper ore mined under the Development Case totals 730 million tonnes at an average copper grade of 0.66% with mill feed continuing at a rate of 20 Mtpa until 2044. The Base Case and Development Case mine plans give an average strip ratio of 4.2 t : 1 t. Mined uranium ore under the Development Case totals 5.4 million tonnes at an average of 0.11% U3O8 and 0.91% Cu.

Oxide material, which is included in the waste schedule above, will be stockpiled for possible future processing. Total oxide material sent to stockpile is planned to be 7.0 million tonnes at 0.76% Cu for the Base Case and 13.6 million tonnes at 0.62% Cu for the Development Case.

ANNUAL INFORMATION FORM

Year ended December 31, 2010

Metallurgical Process

Copper Plant

The ore commissioning of the copper plant began on December 3, 2008. The copper plant flowsheet has a nominal design capacity of 20 Mtpa. Figure 7 contains a simplified process plant flowsheet showing the main unit processes.

Figure 7: Copper Plant Summary Flowsheet

Trucks from the mine tip directly into a 400 t capacity ROM dump hopper. The ROM pad accepts ore that cannot be directly dumped into the crusher feed hopper. The primary gyratory crusher is used to crush the ROM ore from a nominal top size of 1,500 mm to less than 200 mm. Oversize material is deposited on the ROM pad to be further broken by a mobile rock breaker. Crusher product is then conveyed via a 4.5 km overland conveyor to a conical crushed ore stockpile with 16 hours live capacity.

Ore is reclaimed via apron feeders onto a conveyor belt providing direct feed, at a rate of approximately 2,500 t/h, into the 38 ft x 18 ft Semi-Autogenous Grinding (“SAG”) mill. The SAG mill trommel undersize discharges into a hopper and is pumped to conventional hydrocyclones, operating in closed circuit with a 26 ft x 40 ft ball mill. The hydrocyclone overflow (P80 of 280 µm) reports to flotation, while the underflow returns to the ball mill.

The flotation plant consists of two parallel trains of rougher/scavenger cells. The rougher/scavenger concentrate reports to the regrind circuit to further liberate the copper minerals. Following regrinding, the concentrate is cleaned

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in a conventional cleaner/recleaner circuit to reach final concentrate grade. Final concentrate grades of approximately 44% and 29% copper are expected from Malundwe and Chimiwungo respectively.

The concentrate is dewatered in a circuit consisting of high-rate thickening followed by pressure filtration to produce a filter cake suitable for transportation. The concentrate is stored in a seven day capacity storage shed from which it is subsequently loaded onto trucks and transported to market for smelting and refining. Flotation tailings are thickened and pumped to the tailings dam.

The majority of the copper plant water is recovered and recycled from the thickener overflows and tailings dam return water. Fresh make-up water is supplied from a river water dam as required.

Uranium Plant

The Lumwana Uranium Project may be developed when suitable offtake arrangements and financing are established. The following is a discussion of the proposed uranium plant, if and when, a decision is made to proceed with development. The uranium ore is proposed to be processed through the uranium plant at a rate of 1 Mtpa. In the first five years, the uranium plant is estimated to produce 2.0 million pounds per annum of uranium oxide (U3O8) and 12,800 tpa of copper concentrate. Uranium recovery to uranium oxide is estimated to be 94% and copper recovery to the uranium plant copper concentrate is estimated to be 92%. Figure 8 contains a simplified process plant flowsheet showing the main unit processes.

Figure 8: Uranium Plant Summary Flowsheet

The produced uranium oxide will be transported under International Atomic Energy Agency guidelines at a frequency of once per week to a shipping port. The shipping container will subsequently be loaded onto a ship and exported to a uranium conversion facility, consistent with the Nuclear Non-Proliferation Treaty.

Roast Leach Electrowin

As part of the Lumwana BFS, the Roast Leach Electrowin (“RLE”) flowsheet was designed to treat Chimiwungo concentrate at a capacity of 100,000 tpa cathode copper with any excess copper concentrate being trucked off-site for processing at another smelter/refinery. Sulphuric acid and cobalt cathode were to be produced as by-products. Testwork and process modelling carried out during the Lumwana BFS showed that copper recoveries of approximately 95% could be achieved. To minimize capital expenditure, Equinox determined that all of the Chimiwungo concentrate would be treated at an offsite smelter/refinery and, therefore, the RLE facility was not required.

Production

The Base Case projected production of copper concentrate (and subsequent metal yields) as determined via the mining plan, metallurgical test work and concentrate treatment quotes for the period 2010 to 2019 is set out below. Total projected production of copper concentrate under the Development Case totals 16,157 dry thousand tonnes

ANNUAL INFORMATION FORM

Year ended December 31, 2010

(“dkt”) while copper from smelting of concentrate is 4,449 thousand tonnes (“kt”). On the basis that the Lumwana Uranium Project is developed, total projected production of uranium oxide under the Development Case totals 11.5 million pounds.

Table 13: Summary of Lumwana Copper Project Final Product Production –

Base Case – 2011 to 2019(1)

Year	Concentrate Production	Copper from Smelting of Concentrate(1)
	(dkt/a)	(kt/a)
2011(2)	349	145
2012	447	171
2013	461	153
2014	455	134
2015	448	132
2016	437	131
2017	479	128
2018	510	164
2019	349	86
Total	3946	1244

Notes:

(1)	Based on the production estimate contained in the April 2009 re-filed Lumwana Technical Report, and updated to reflect the depletion by mining as of December 31, 2010. The depleted production estimate has been estimated under the supervision of Robert Rigo, Vice President, Project Development of Equinox, a “Qualified Person” as such term is defined under National Instrument 43-101
(2)	Equinox 2011 guidance

Markets and Contracts

Lumwana Concentrates

The Malundwe concentrate (2008 to 2014) has high copper grades (typically greater than 40%) and is of interest to the Zambian, Asian and European smelters for blending. Most smelters are currently running a feed blend of approximately 31% copper and present sources of higher copper grade concentrates are declining as concentrate grades at the major supplying mines are falling.

The Chimiwungo concentrate (2015 onwards) has a lower copper grade, typically at 29%, as well as having higher cobalt grades.

Annual Treatment Charges

Over recent years, base levels of treatment charges, copper refining charges and price participation levels have generally equalised between markets on a worldwide basis. As a result, most contracts between mines and smelters, for a given time frame, are often referred to as “benchmark terms”.

Freight capture is common practise in Zambia and Africa in general, as most metal produced from domestic concentrates is exported. Smelters in this position will typically seek freight capture to offset the costs on metal exports. As a general rule of thumb, a domestic smelter will expect to capture between 50% and 90% of the mine’s saving.

For long-term valuation, a treatment charge of $80.00 per dry metric tonne of concentrate and a refining charge of $0.08 per pound of payable copper have been used in the financial analyses.

For Malundwe grade (greater than 40%), the smelters will typically pay 96.75% of the copper content and for Chimiwungo grade (approximately 29%), the smelters will typically pay for 96.5%.

Concentrate Transportation Costs

Costs to transport concentrate, using contractors, from Lumwana to the Copperbelt smelters are between $35.00 and $45.00 per tonne. Equinox has awarded a five year contract for the transportation of its concentrate to a Zambian

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haulage contractor. The transport contractor is using a new fleet of trucks and purpose built trailers which are tailor-made for the safe and secure handling of concentrates in bulk from Lumwana to the Copperbelt smelters.

Gold

Lumwana copper concentrates will contain low levels of gold. Smelters will recover gold at 95%, retain 1 g/t and will credit the remainder to Equinox. However, at this stage, revenue from gold has not been included in the financial analyses. To the extent that gold is payable, it will represent additional revenue for the project.

Zambian Taxes

Following local and international legal advice, Equinox believes that the compensation rights under the Development Agreement will prevail notwithstanding the changes to the Zambian tax regime enacted on April 1, 2008. However, until it resolves the uncertainty surrounding the application of the Development Agreement, Equinox will measure (and during 2010 did measure) its taxation balances on the basis of the enacted legislation. The Lumwana Development Agreement provides that after it’s expiry, the enacted Zambian tax system will apply to the Lumwana Copper Project. The Lumwana Development Agreement does not cover the proposed Lumwana Uranium Project and therefore the enacted Zambian taxes will apply. See “Description of the Business — The Lumwana Project — Development Agreement” for the details of the Lumwana Development Agreement.

The Lumwana Development Agreement provides for a corporate tax rate of 25%, a royalty of 0.6% gross metal value, and no variable profits tax is payable.

The enacted Zambian taxes provide for a corporate tax rate to a company involved in copper or cobalt production of 30%, a royalty of 3.0% gross metal value, and under a variable profits tax regime profits up to 8% of taxable income will be taxed at 30%, profits above 8% of taxable income will be taxed up to 45% as calculated by a prescribed formula.

VAT

Equinox’s mining outputs would be subject to VAT at either 0% or the standard rate of 16%, depending on whether or not the supply is destined for the export market or local supply. VAT on exports is chargeable at zero per cent (0%) while supplies to customers within Zambia are subject to the standard rate of 16%.

Withholding Tax

Withholding tax on payment to construction and haulage services and management and consultancy fees to third parties will be payable at a rate of 15%. The Lumwana Development Agreement provides that Equinox pays withholding tax at a rate of 0% on dividends, royalties, management fees to shareholders or its affiliates and interest payments to shareholders or its affiliates or any lender of money to Equinox. The enacted Zambian taxes provides that mining companies involved in copper, cobalt and uranium production, pay withholding tax at a rate of 0% on dividends and up to 15% on royalties and management fees to shareholders or its affiliates and interest payments to shareholders or its affiliates or any lender of money.

Customs Duty

The holder of a mining right is entitled to exemption from customs and excise duties in respect of all machinery and equipment required for the purposes of investment in mining or prospecting. During operations, import duty rates range from 0% on raw materials and between 5% to 25% on the importation of consumables and luxury items. Under the terms of the Lumwana Development Agreement and pursuant to a statutory instrument, the Lumwana Copper Project is entitled to exemptions from customs duty on grinding media and exemptions of excise duties on diesel and electricity for a period of five years.

Tax Losses Carried Forward

Tax losses are carried forward for a period of 10 years, for mining companies involved in the production of copper, uranium and cobalt.

Export Levy

No export levy is applied on the export of copper concentrates under the Lumwana Development Agreement. Under enacted Zambian taxes, an export levy of 15% is applied to exported copper concentrates. This export levy has not been applied based on produced copper concentrates being treated at Zambian smelters.

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Environmental

Lumwana was a greenfields site with no pre-existing environmental liabilities. The Environmental Council of the Republic of Zambia approved the environmental impact assessment (“EIA”) for the Lumwana Copper Project in October 2005. The Lumwana Uranium Project EIA was approved in May 2009.

Most of the project, except for the Chimiwungo deposit and associated overburden dumps, falls inside the 105 Acres National Forest, an area of rejuvenating Miombo woodland. The forest’s protected status is based on its timber resource and not nature conservation considerations. The Director of Forestry in the Ministry of Environment & Natural Resources has excised and degazetted the area affected by the mine development within the Forest Reserve.

The Mine Reclamation Plan will focus on the reclamation of open pits, overburden dumps, tailings storage facilities, mill and processing facilities and river diversion scheme. The main objectives of the plan will be to return the land to conditions capable of supporting the former land use or alternative sustainable land uses, and to prevent significant adverse effects on adjacent water resources. Mine reclamation activities will be progressive, leaving minimal works outstanding at mine closure except for plant site and tailings storage facility decommissioning.

Stable landforms that will be capable of sustaining a level of socio-economic activity comparable to that existing prior to the commencement of mining activities will be created. Dams will be maintained as far as possible to maximize the opportunities for irrigation or aquaculture. The decommissioning strategy will involve the progressive development of waste dumps with profiles that will require limited post-mining remediation. On decommissioning, the pits will become lakes. The river diversion is a permanent feature and long term (post closure) water flows will thus require limited management through human intervention.

A geochemical characterization study of the tailings-solids and tailings-slurry-water samples concluded that the tailings-solids samples are classified as Non-Acid Forming. Decommissioning of the copper tailings storage facility will focus upon ensuring a stable, sustainable vegetative cover while utilizing profiling to reduce ponding on the surface to preserve the long-term stability. Decommissioning of the proposed dedicated uranium tailings storage facility will focus on progressively covering the surface of tailings with a stable land cover. The uranium tailings storage facility was designed so that by 2040 copper tailings will further isolate and entomb the decommissioned uranium tailings storage facility so it is secure for permanent closure.

The Lumwana East River and its major tributaries, the Malundwe Stream and Chimiwungo Stream, are the main watercourses in the project area. Surface water quality across the project area is similar and generally of good quality. The water management plan was driven by the need to divert flows in the Lumwana East River safely around the mine workings as the river has been interrupted by the development of the Malundwe Pits.

Diversion channels take water from the water storage facility overflow and Chimiwungo dam and divert the water past the tailings storage facility and Malundwe pit, returning it into the Lumwana River. The catchment diversion works are designed to safely pass flood events up to 100 year return interval to the Lumwana River downstream of the project.

HIV/AIDS, malaria and other diseases represent a threat to maintaining a skilled workforce in the mining industry in Zambia. The per capita incidence of HIV/AIDS has been estimated as being one of the highest in the world and as such, HIV/AIDS remains a major healthcare challenge faced by Equinox to ensure a skilled workforce is maintained. Allowances have been made by Equinox to cover the costs associated with the health and training of the workforce.

Economic Analysis

The projections, forecasts, and estimates included in this section constitute forward-looking information. Readers are urged to review the section titled “Cautionary Notes – Forward-Looking Information” and to not place undue reliance on such forward-looking information. Such information has also not been prepared with a view toward compliance with the guidelines established by the Canadian Institute of Chartered Accountants for the preparation and presentation of prospective financial information.

The financial and economic evaluation described below and in the Lumwana Technical Report has been carried out on the Base Case, which utilizes a mining schedule that contains only Measured and Indicated Resources and excludes Inferred Resources, in compliance with National Instrument 43-101, for a period of 11 years. Measured and Indicated Resources in the Development Case scenario total a 16 year mine life; however, this scenario contemplates mining a portion of Inferred Resources from year 12 onwards.

Equinox is developing Lumwana in accordance with the Development Case, which it believes is the optimal approach for the project and is realistic given Equinox’s historic and anticipated conversion of Inferred Resources to Indicated Resources. The Development Case utilizes measured, indicated and inferred reserves and resources over the 37 year mine life; however, the Base Case uses only proven and probable ore over an 11 year mine life. While it is

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possible to schedule the mine to utilize almost entirely proven and probable resources for the first 16 years of production, the 37 year Development Case scenario is considered most likely for a mine of Lumwana’s scale.

JABAL SAYID

The technical information in this section regarding the Jabal Sayid project (“Jabal Sayid”) is summarized or extracted from the “Technical Report for Jabal Sayid Project, Equinox Minerals Limited” dated March 7, 2011 (the “Jabal Sayid Technical Report”) prepared by Mike Thomas, Peter Stoker, AMC Consultants Pty Ltd (“AMC”), and John Hearne and Neil Inwood, Coffey Mining Pty Ltd. (“Coffey”). Each of Messrs. Thomas, Stoker, Hearne and Inwood is a “Qualified Person” as such term is defined in National Instrument 43-101. Portions of the information are based on assumptions, qualifications and procedures which are not fully described in this document. In addition, certain technical terms used in this section are described in the Glossary to the Jabal Sayid Technical Report. Reference should be made to the full text of the Jabal Sayid Technical Report, which is available for review on SEDAR located at www.sedar.com and on Equinox’s website, www.equinoxminerals.com. The following abbreviations are used in this section:

Abbrev.	Definition	Abbrev.	Definition
Ag	chemical symbol for silver	m3/s	cubic metre per second
As	chemical symbol for arsenic	m3/t	cubic metre per tonne
Au	chemical symbol for gold	Ma	million years
AUD	Australian Dollar	ML	Mining License
AusIMM	Australian Institute of Mining and Metallurgy	mm	millimetre
BRGM	Bureau de Recherches Geologiques	MOU	Memorandum of Understanding
C	Celsius	Mpa	mega pascals
CAD	Canadian Dollar	mRL	relative level in meters
CAF	cemented aggregate fill	MPMR	Ministry of Petroleum and Mineral Resources
cm	centimetre	Mt	million tonnes
CMCl	Central Mining Investment Limited	Mtpa	million tonnes per annum
CRF	cemented rock fill	MW	megawatt
CRM	certified reference material	NQ	diamond drill core with a diameter of 47.6mm
CRU	CRU Group	NQ2	diamond drill core with a diameter of 50.6mm
Cu	chemical symbol for copper	oz	troy ounce
DB	dry bulb	PFS	Pre-Feasibility Study
DDH	diamond drill hole	PME	Presidency of Meteorology and Environmental Protection
DEE	diesel exhaust emissions	ppb	parts per billion
DMMR	Deputy Ministry of Mineral Resources	ppm	parts per million (equivalent of g/t)
dmt	dry metric tonne	PQ	diamond drill core with a diameter of 85.0mm
dmtpa	dry metric tonne per annum	QA	Quality Assurance
ECRA	Electricity and Co-Generation Regulatory Authority	QC	Quality Control
EL	Exploration License	QP	Qualified Person
EM	electro magnetic (geophysical survey)	RAB	rotary air blast drilling
ESIA	Environment and Social Impact Assessment	RC	reverse circulation drilling
EUR	Euros	RL	reduced level or relative level
Fe	chemical symbol for iron	ROM	run of mine
g	grams	s	second
g/t	grams per tonne	S	chemical symbol for sulphur
HCIS	High Commission for Industrial Security	SAR	Saudi Arabian Riyal
HQ	diamond drill core with a diameter of 63.5mm	SLOS	Sub Level Open Stoping
JPY	Japanese Yen	t	tonne
kg	kilogram	tkm/hr	tonne kilometre per hour
km	kilometre	tpa	tonnes per annum
km2	square kilometre	tph	tonnes per hour
kt	kilotonnes	VHMS	volcanic hosted massive sulphide
lb	pound Av	VMS	volcanic massive sulphide
ICP-AES	emission spectrophotometric technique	WAN	wide area network
LHD	load-haul-dump	wmt	wet metric tonne
LOM	life of mine	wmtpa	wet metric tonne per annum
m	metre	ZAR	South African Rand
M	million	Zn	chemical symbol for zinc
m3	cubic metre	µm	One millionth of a metre

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Property Description and Location

The Jabal Sayid project comprises the exploitation of the Jabal Sayid copper gold resource in Saudi Arabia. The Jabal Sayid project is located in the Kingdom of Saudi Arabia, 350 km north-east of Jeddah, 120 km south-east of Madinah and 35 km north of Mahd Adh Dhahab.

The Jabal Sayid project was acquired by Equinox pursuant to its acquisition of Citadel, which was completed in January 2011. For further information about the acquisition of Citadel by Equinox, please see “Recent Developments – Acquisition of Citadel Resource Group Limited”.

On 13 September 2008, the Minister of Petroleum and Mineral Resources approved the transfer of the Jabal Sayid EL to Bariq Mining Limited (“Bariq”). At that time, Bariq was a 50% owned subsidiary of Vertex Group (Middle East) WLL (“Vertex”) and Vertex was (and still is) a wholly owned subsidiary of Citadel.

On 24 May 2010 Citadel announced that the DMMR had issued the ML to Bariq.

Pursuant to an agreement dated 18 June 2010 Vertex increased its interest in Bariq to 70%. On 8 September 2010, the shareholders in Bariq entered into a share transfer agreement where the joint venture partners of Vertex agreed to sell their remaining equity interest in Bariq to Vertex such that Bariq would become a direct wholly owned subsidiary of Vertex and an indirect wholly owned subsidiary of Citadel. Approval of the share transfer from the Saudi Arabian General Investment Authority was obtained in February 2011.1

On 25 October 2010 Equinox announced a recommended takeover offer of Citadel. On 17 December 2010 Equinox declared the offer unconditional with a relevant interest of 56% in Citadel. On 6 January 2011 Equinox announced a relevant interest of 90.59% in Citadel and that it had initiated compulsory acquisition procedures under the Australian Corporations Act to acquire all remaining shares in Citadel. On 17 January 2011, Equinox announced the closure of the offer for Citadel with a relevant interest of 98.8%. The completion of the compulsory acquisition occurred during February 2011.

Permits

The major permits and licenses required to commence mining operations, and the status of each are summarized as follows.

The Mining License for the Jabal Sayid project was granted in May 2010. A mining license allows exploitation of a mineral discovery by the holder for a renewable term of 30 years. A mining license authorizes its holder to extract raw materials by mining and quarrying and grants the licensee certain rights to enable it to conduct its operations including:

•	Produce and exploit the minerals covered by the license from the license area in accordance with the law and any conditions in the license.

•	Transport, export and sell those minerals in their original or refined forms.

•	Construct, operate and maintain all mines, buildings, plants, pipelines, refineries and waste dumps within the license area.

•

Construct the required infrastructure (railways, highways, communication systems, power plants and other facilities) necessary or suitable for achieving the purposes of exploration in the license area after obtaining written authorization from the MPMR;

•	Undertake surveys and exploration in the license area after obtaining written authorization from the MPMR; and

•	Use rock-fill, gravel, sand, and similar materials within the license area as may be required to achieve the purpose of the license.

A mining license does not give the holder the right of possession of any part of the license area and does not authorize any right not explicitly stipulated.

Under the Mining Investment Law, minerals are the exclusive property of the State but no royalties are payable. Surface rental is payable at the annual rate of SAR 10,000 per km2 for a mining license. For mining operations, imported equipment may be exempt from customs duty and the liability for income tax is currently at the rate of 20% of annual net income.

[1]

One (1) share in Bariq (representing 0.2% of issued capital) remains legally owned by a former joint venture partner. The joint venture partner has granted Vertex a Power of Attorney over that share to facilitate a later transfer to Vertex for nil consideration.

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The reporting requirements for a mining license include:

•	The preparation of a feasibility study before the start of mining operations

•	Completion of an environmental and rehabilitation plan

•	Maintaining books of accounts and production records

•	Submission of annual progress reports

Environmental Permit

Environmental protection in Saudi Arabia is regulated by the Public Environmental Law (“Environmental Law”) and associated implementing regulations (the “Environmental Regulations”). The Presidency of Meteorology and Environmental Protection (“PME”) is the agency responsible for the application and administration of the environmental law and the environmental regulations

The environmental law imposes a number of broad obligations on those undertaking projects such as Jabal Sayid including:

•	The use of techniques and materials that minimize the negative impact on the environment.

•	The efficient use of natural resources (including non-renewable resources).

•	The development / use of renewable resources.

The environmental regulations categorize projects into three classes according to their likely environmental impact. A mining project such as the Jabal Sayid project is a Class III Project (projects that have a harmful environmental impact (such as mining, petrochemical and oil / gas projects)). To undertake the Jabal Sayid project therefore, Equinox will need to obtain the PME’s consent, in the form of a PME license. This would require submitting an application to the PME that includes an environmental impact assessment.

An Environment and Social Impact Assessment (“ESIA”) was conducted by the Saudi environmental consulting firm Arensco, in conjunction with Wardell Armstrong of the UK. The ESIA was developed in accordance with Saudi Arabian National Standards and submitted to the DMMR and the PME for grant of an Environmental Permit. As a result of feedback from the PME a revised and amended ESIA is currently being prepared and is expected to be submitted by the end of May 2011. Operation, but not construction of the project is dependent on the grant of this permit.

Industrial Security Clearance Certificates

The High Commission for Industrial Security (“HCIS”) (under the Ministry of Interior) is responsible for overseeing security measures taken in relation to industrial projects. The HCIS comments on and issues clearance certificates in connection with, a project’s site plan, including the layout of buildings, storage of hazardous material (including explosives), perimeter fencing and lighting, and fire safety.

Security clearances are required for the construction and operation of the Jabal Sayid project. Various levels of security clearance are required for different facilities depending on the security rating of the facility. It is critical the project comply with these security requirements. The application and grant of security clearances will be an ongoing aspect of project construction.

Customs and Import Duties

Bariq believes that as a holder of a ML it is eligible for certain customs and import duties exemptions (“Duties Exemptions”) in relation to its equipment, spare parts and raw materials (“Imported Goods”). Bariq is in the process of applying for Duties Exemptions, which involves compiling and submitting a list of Imported Goods to the customs authorities.

Since the process for obtaining an exemption could take up to six months, the customs authorities may permit an applicant to bring imported goods into the Kingdom subject to the applicant having paid the applicable duties which are reimbursable once the duties exemption has been issued.

Other Permits and Licenses

A temporary explosive permit sufficient to enable underground mining operations is in place.

Various other licenses and permits are likely to be required to develop and operate the Jabal Sayid project, including separate construction permits for various facilities from the Ministry of Municipality and Rural Affairs, and permits for the generation, distribution and use of electricity.

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Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Jabal Sayid project is accessed by a high quality, multi-lane, sealed expressway from Jeddah, followed by a sealed two-lane highway to within two km of the project site. A one km unsealed track leads to the Jabal Sayid camp. The deposit is located one km north of the camp and a network of tracks provides access to all parts of the ML.

The region has a desert climate characterized by extreme heat during the day; an abrupt drop in temperature at night and slight, erratic rainfall. Because of the influence of a subtropical high-pressure system and the many fluctuations in elevation, there is considerable variation in temperature and humidity.

The two main extremes in climate are felt between the coastal lands and the interior desert regions, as follows:

•	Coastal regions: proximity to large bodies of water result in moderate temperatures (seldom above 38°C) and high humidity (85%-100%).

•

Interior desert regions: daytime temperatures are high (average summer temperature is 45°C but readings of up to 54°C are not uncommon) followed by comparatively cool nights. In the winter, the temperature seldom drops below 0°C but the almost total absence of humidity and the high wind-chill factor make a cold atmosphere. In the spring and autumn, temperatures average 29°C.

Local Climate

Jabal Sayid is located on a rocky plateau at an elevation of 1,000m. As a result, the summer temperatures are not as hot as the coastal or desert areas and the winters can be cool. There is little rainfall in the local area.

The local average diurnal temperature ranges from 3ºC to 28°C in January and 24ºC to 43°C in July, with a mean average annual temperature of 27°C. The area receives only sporadic rainfall, with annual precipitation less than 80 mm, which often occurs as short intense rainstorms that cause flash flooding along the Wadis. Madinah, which is located 150 km north-west of the Jabal Sayid project site and at an elevation of 636m, is the closest official weather station with readily accessible data.

A comparison between the two sites most recent annual daily climate data suggests the climate at Madinah is comparable to that recorded at Jabal Sayid. The Jabal Sayid project site has a lower daily annual average minimum air temperature and this would be expected because its higher elevation. The daily annual average maximum air temperature can be considered the same for both locations.

Topography

About 50% of the area of the Exploration License consists of flat sand-covered plains drained by wide, shallow wadis. The remainder consists of steep rocky ridges that rise up to 125 m above the plain plateau. Six broad landscape types being present in the area with the following broad characteristics:

•	Jabals - The higher rugged jabals are formed predominantly from basalt rocks, which have weathered to a dark, almost black color and are more or less devoid of significant vegetation.

•	Valleys - The mountains are incised with narrow valleys with limited or no wadis present.

•	Lower Slopes and Saddles as they extend onto the Wider Wadis - The slopes are rock strewn and have limited plant biodiversity but may support acacia species and thumam grass in small runnel areas.

•

Wider Sandy Wadis - Typically wide open areas dominated by acacia scrub and annual flora flushes following winter rains. Wider wadis with a substrate dominated by small rocks or gravels may be incised by narrower sandy wadis. The vegetation is dominated by acacia species, but in the sandy areas, perennial grasses may be present.

•

Granite outcrops - Present in the southern area and consists of large outcrops of granite emerging from the plateau. The rocks are generally smooth and wind eroded and are virtually devoid of vegetation with only occasional grasses and shrubs present where blown sand has gathered in cracks.

•

Disturbed Areas with Urbanizing or Industrializing Features - The last 40 years of exploration activities has resulted in areas of disturbed land, particularly in close proximity to the known deposits.

Existing and Proposed Project Infrastructure

Current infrastructure within the mining lease includes access roads, temporary accommodation camp, power station, communication systems, and other facilities associated with the construction of the Jabal Sayid project. Mining activities to extend the existing exploration decline are currently taking place.

Power

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It is proposed that permanent power for the Jabal Sayid project will be provided by a 33 megawatt (“MW”) diesel fuelled power station located within the Mining Lease. Average load on the station is estimated to be between 21 MW and 24 MW. Diesel requirements are estimated at 55,000 cubic metres (“m3”) per annum at a delivered cost of $69.30/m3.

Water

Annual water demand is estimated at approximately 1,000,000 m3. It is proposed to truck water to the site from the City of Madinah, a distance of 150 km. A memorandum of understanding has been executed with the National Water Company of Saudi Arabia, for the provision of tertiary treated water from the Madinah Waste Water Treatment Plant. The cost of water delivered to site is estimated at $7.21/m3. Consideration is also being given to construction of a pipeline from Madinah to the project. Water conservation measures proposed for the project include evaporation barriers on ponds and filtering and dry stacking of tailings. Potable water will be sourced separately and stored on-site in a potable water tank with nominally seven days storage.

Communications

The Jabal Sayid project will have connections via satellite to the Equinox group-wide area network. Voice communications will be provided by terrestrial mobile telephony and the satellite link.

Other Infrastructure

Other facilities include administration offices, workshops, warehousing, roads, lay down areas, security and explosives magazine. Provision has also been made in the project design for on-site accommodation facilities for 590 persons with additional construction capacity as required. A short section of sealed access road is planned to the site with the main highway.

It is expected that the management team will be based at Jabal Sayid, with some support functions located in a small office in Jeddah; and in a small office in Yanbu to manage concentrate shipments.

During normal operations a total workforce of 590 people is envisaged, of which approximately 290 will be contractors. During the initial phase, a Bariq workforce comprising approximately 50% Saudi nationals will be targeted, with the balance comprising experienced expatriate staff. In particular, efforts will be applied to sourcing Saudi staff, from within the local area (within 100 km to 200 km of the site). This is expected to be particularly successful for occupations such as driving (light and heavy vehicle), loader operations, security (100% Saudi) and laboratory and concentrator operators. Some people may have prior experience with other mining operations in the area.

Geology and Mineralization

The Jabal Sayid volcanic hosted massive sulphide (“VMS”) deposit is located within the Mahd Ahd Dhahab region within the Proterozoic Arabian Shield. The Arabian Shield is composed of crystalline continental crust made up of a number of separate volcanic arc terrains intruded by granite bodies and bounded by ultramafic ophiolites. These volcanic arc terrains were accreted together during the Pan African Orogeny which formed the Gondwana supercontinent. The Jabal Sayid deposit is hosted within the Nuqrah Formation which represents the upper portion of the E-W trending Hulayfah Belt interpreted to be the NE continuation of the Sharam – Shayban Belt.

Jabal Sayid is a proximal VMS system, with analogous deposits uncovered at both the Avoca (Ireland) and Mt. Lyell Mines (Tasmania). Four separate mineralized lodes are observed at Jabal Sayid (Lodes 1 to 4), confined within a north-easterly 200 m – 700 m wide corridor and traced over a 1.2 km length. Base metal and precious metal mineralization is hosted by felsic volcanic rocks, which are in turn cross-cut by hypabyssal intrusions associated with a local paleovolcanic centre. Structural analysis suggests that these lodes are restricted to the western flank of a south-west plunging anticline.

Lode 1 mineralization is predominantly a chalcopyrite stockwork overprint on a massive sulphide, predominantly pyrite, but with significant sphalerite (zinc sulphide). Lodes 2 and 4 are dominated by chalcopyrite (copper-iron sulphide) rich stockwork mineralization.

The mineralization generally dips steeply west and plunges steeply to the south.

Lode 3 is still essentially an exploration target with only two holes intersecting the zone. A recent (2009-2010) electromagnetic geophysical (“EM”) survey indicated an anomaly in the same location as the area previously drilled.

Three broad mineralization styles have been observed at Jabal Sayid:

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Stockwork Stringer - These zones are characterised by strong chloritization and silicification of host volcanic rocks, with associated sulphide stringer mineralisation, comprising veins, veinlets, blebs and disseminated chalcopyrite, pyrrhotite, with lesser pyrite and sphalerite.

Massive Sulphide - With sulphide mineralology comprising over 40-50% of the given rock mass, the massive sulphide mineral assemblage includes varying quantities of pyrite, sphalerite and chalcopyrite, with minor pyrrhotite, magnetite, galena, tetrahedrite, with rare arsenopyrite and cassiterite.

Sulphide Breccia - This mineralization style is associated with late coarse grained chalcopyrite bearing structures in Lode 1. It is variably overprinted by veins, veinlets, blebs and disseminations of chalcopyrite with lesser pyrite.

Historical Exploration and Drilling

The Jabal Sayid deposit was discovered in 1965 by the Bureau de Recherches Géologiques et Minières (“BRGM”) during a regional mapping program aided significantly by the presence of ancient mining activity including multiple pits and adits, together with ore and slag dumps.

As part of a 1984-1985 Pre-Feasibility Study (the “PFS”), a bulk sample was collected and analyzed with a further 80 holes drilled within Lode 1, Lode 2 and Lode 4. Bench and pilot-scale beneficiation tests followed in addition to introductory geotechnical and ‘reverse-economic’ studies. The 1985 PFS concluded that the Jabal Sayid project was only marginally economic with prevailing metal prices. Consequently, no further work was conducted by BRGM.

In 2000, Ma’aden (the federated Saudi Mining Company) was granted an EL over the Jabal Sayid project area. A total of 11 reverse circulation (“RC”) holes were drilled into Lode 1 and Lode 2 oxide zones to test their base metal and precious metal potential. A further four diamond holes were drilled south-east of Lode 2 without significant results. While an attempt was made to re-compile much of the historic data for resource estimation purposes, Ma’aden reported an inability to recreate a reliable database for Jabal Sayid, which prevented completion of an accurate economic assessment of the Jabal Sayid project’s viability.

Several historic tonnage and grade estimates were reported by the various parties involved up to 2001. The estimates of contained metal within these historic estimates were varied dependent on the criteria used in the estimation. All the estimates resulted in considerable contained metal and demonstrated the potential for continued interest in the economics of the project.

Citadel Historical Work

Ma’aden relinquished all its base metal projects in Saudi Arabia in 2004, and in 2005 Consolidated Mining Company Investments (“CMCI”) acquired the EL. Citadel, through its Bahrain subsidiary Vertex, entered into a joint venture agreement with CMCI, which allowed it to earn a 70% interest in the Jabal Sayid project. The joint venture was to be operated through Bariq a Limited Liability Company incorporated in Saudi Arabia. Vertex commenced field work at the Jabal Sayid project in June 2006 to define a series of additional drill targets for re-evaluation of Lode 1, Lode 2 and Lode 4.

In January 2008, CMCI and Vertex entered into a new joint venture agreement whereby the percentage interest of Vertex in Bariq was reduced to 50% in consideration, amongst other things, of transfer of the Jabal Sayid tenement to Bariq. Having now satisfied the conditions of the joint venture, Vertex held 50% of the project through Bariq and funded the Jabal Sayid project through completion of a definitive feasibility study (the “JS DFS”).

On 13 September 2008, the Minister of Petroleum and Mineral Resources approved the transfer of the Jabal Sayid EL to Bariq.

Since commencement or exploration activity in 2006, the principal resource assessment milestones included:

•	Detailed literature survey and historic project review;

•	Compilation and validation of available drill hole and trench geological and geochemical data;

•	Creation of a digital drilling database;

•	Validation of historic drill hole collars using GPS survey instrumentation;

•	Geological reconnaissance of the project area to confirm the reliability of previous mapping;

•	Drilling by Bariq of 49,496 m that has been utilized in the mineral resource estimates. This includes both surface and underground drill programs;

•	Commissioning a preliminary review and modeling of the BRGM data prior to the completion of a resource estimate (Hellmann and Schofield, 2007);

•	Compilation of a scoping study, subsequently presented as a pre-feasibility study;

•	Completion of a formal drill hole database audit;

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•	Completion of an interim resource estimate (AMC, 2008);

•	Completion of an updated resource estimate for Lodes 2 and 4 (Coffey, 2009) for use in the JS DFS; and

•	Completion internally, of a new resource estimate incorporating new drilling data for Lode 1 primary mineralization.

Bariq Mining / Citadel Drilling

Citadel undertook both RC and diamond drilling on the project area after 2006. Fugro Drilling completed the majority of this work. RC holes were typically 113mm (approximately 4.5 inches) diameter holes. Both HQ and PQ diamond core is drilled from surface. Citadel underground diamond drilling is of NQ2 size.

Period	Company	Project Work Undertaken
1966-1974	BRMG	Extensive geophysical surveys, mapping, and surface diamond drilling. Lodes 2 & 3 discovered in 1970. Lode 4 discovered in 1972.

1974-1979	SEREM/USS	Surface drilling, mapping, and geophysical surveys.

1977-1979	Riofinex	Review of district: mapping and data compilation of regional prospects.

1980-1984	DGMR/BRMG	Two-phase underground exploration program culminating in PFS. Decision not to proceed based on marginal economics at the prevailing metal price.

1989	Teck Corporation	Data review. Made recommendation to revisit PFS with revised economic parameters prior to any major expenditure.

1997	Behre Dolbear	Agreed with Teck Corporation findings.

2001	Ma’aden	After EL granted, surface drilling, data compilation, and resource estimation. Reported an inability to recreate a reliable database and decided not to proceed.

2006	CMCI	Granted exploration licence over the Jabal Sayid area.

2008	Bariq/Citadel	Transfer of Jabal Sayid to Bariq Mining Ltd (50% Citadel owned)

Drilling and Underground Development at Jabal Sayid

Since acquiring its exploration license in 2006, Bariq has actively explored throughout the Jabal Sayid project area. To date Bariq has completed 56,669 m of both diamond and RC drilling, consisting of 158 diamond holes for 48,216 m of drilling and 60 RC holes for 4,833 m of drilling within the project. The most of this is resource drilling defining the three mineralised lodes. A breakdown of drill types and the company who completed the drilling is shown in the following table:

Orebody	Drill Source	Type	Num Holes	Metres
Lode 1	Bariq	DDH	38	8,674
		RC	40	3,338
	BRGM	DDH	52	14,356
	Ma’aden	RC	10	876

Lode 2	Total Lode 1		140	27,244
	Bariq	DDH Surface	41	11,756
		DDH UG	8	1,236
		RC	14	1,245
	BRGM	DDH Surface	9	3,359
		DDH UG	19	2,821
	Ma’aden	RC	1	33
	Serem	DDH Surface	1	550

	Total Lode 2		93	21,000
Lode 3	BRGM	DDH Surface	7	1,912
		DDH UG	1	200

	Total Lode 3		8	2,112
Lode 4	Bariq	DDH Surface	24	11,427
		DDH UG	39	11,610
		RC	2	210
	BRGM	DDH Surface	11	6,638
		DDH UG	44	6,492
	Serem	DDH Surface	14	6,737

	Total Lode 4		134	43,114
Grand Total			375	93,470

ANNUAL INFORMATION FORM

Year ended December 31, 2010

All percussion rock chips from RC and air core drilling programs were logged at the drill site as drilling progressed. Diamond drill core was marked up at the drill site but logged in the nearby exploration camp on core racks. All data was collected on either field sheets or captured electronically into a tablet PC in Microsoft Excel for uploading into Citadel’s corporate Datashed database. All chip trays and drill core trays were photographed prior to sampling and / or archiving.

Good core recovery data is recorded at Jabal Sayid for virtually all historic and current underground diamond drilling. Analysis shows that more than 97% recovery was common in fresh rock with rare zones of from 80 - 90% observed. In keeping with the local rock mass, diamond core is observed to be competent with comparatively minor clay gouge or fault zones intersected.

Sampling and Analysis

The early BRGM logging was hand recorded onto logging sheets to a very high standard with substantial graphic detail. Most of these logs were sourced by Bariq having been obtained from the Saudi Geological Survey. No core photographs exist for these holes but most of the core is on site and some has been re-logged and re-sampled.

Recent Drilling

Recent Citadel drilling has been a mixture of HQ and NQ, with the former being more dominant. Some RC drilling has been undertaken in the oxidized zone where poor recovery was associated with the diamond drilling.

Sample intervals for the diamond drilling range between one and two metres with occasional samples <1m based on geological control. Recent work by Bariq has used a diamond saw to produce a cut half core sample.

RC and air core chip samples were collected at one metre intervals across visibly mineralized zones.

Drill chips (RC and air core) were split using a Jones riffle splitter to generate three-kilogram samples, which were bagged, labelled and stored at the exploration camp prior to laboratory dispatch. Sample intervals for diamond drill core were controlled by visible mineralization and lithology and rarely exceeded 1 m in length. Drill core samples were taken up to but not across lithological contacts and obvious high grade zones were sampled separately from lower grade intervals.

Drill Sample Recovery

Good core recovery data is recorded at Jabal Sayid for virtually all historic and current underground diamond drilling. Analysis shows that > 97% recovery was common in fresh rock with rare zones of from 80 - 90% observed. In keeping with the local rock mass, diamond core is observed to be competent with comparatively minor clay gouge or fault zones intersected.

Sample Quality and Representivity

The sampling procedures adopted are consistent with industry good practice. RC field duplicates have been routinely collected and give confidence in sampling methods.

Samples have been collected such that they are representative of their respective interval and no bias has been introduced by selective sampling. Further, there are no other processing factors, which might be expected to result in any significant bias.

Many drill holes intersect the lodes at an oblique angle. While this may lead to a poor representation of geometry and grade bias for an individual drill hole, the drilling density and multiple orientations are such that no overall bias is expected but may exist on a local scale.

AMC has examined the sample intervals used as inputs to the Lodes 2 and 4 resource estimates and compared the ratio of the true width to the hole interval against the copper grade and found no evidence of bias for the input data for either Lode.

Sampling Interval Selection

Within mineralized zones, sample length was not based on lithology but rather a standardized one metre sample length. Diamond core samples did, however, terminate at major lithological boundaries. The QP considers the sample length appropriate given the style of mineralization observed at Jabal Sayid.

Sample Preparation

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RC and diamond drill core sample analysis was undertaken by three (3) separate laboratories, namely Al Amri (Jeddah, Saudi Arabia), Ammtec (Perth, Australia) and SGS (Perth, Australia). Approximately 68% of samples were analyzed by Al Amri, 3% by Ammtec and 29% by SGS. All facilities are either ISO9001 certified or in the process (Ammtec) of completing this level of quality assurance certification.

Diamond drill core was cut into halves at the exploration camp with 50% retained at site as a permanent geological record. All assay material was placed in plastic bags with samples identified using a (tear-off) assay book system. The half core samples were transported under Bariq supervision.

Analyses

Samples submitted to Al Amri and SGS were analyzed for Cu, Zn, Ag, Au, Fe ±S using industry standard analytical techniques. Cu, Zn, Ag and Fe were determined by a four acid digest, followed by ICP-AES or AAS analysis (detection limit of 0.02 g/t Ag, 0.01% Cu, Fe, Zn). Sulphur determinations were completed using nominal combustion and infrared detection techniques, with a Leco Analyzer (detection limit of 0.01 % S). Gold assaying was undertaken by fire assay with an AAS finish on a 50 g aliquot (detection limit 0.01 g/t). A quartz wash was undertaken between each sample during pulverization with every 20th sample screened to monitor sample particle size.

Bulk density determinations are undertaken on all submitted diamond core samples using the water immersion method on core billets of 10 cm to 20 cm length. The samples are not sealed prior to water immersion.

Security

A Bariq geologist or geo-technician was on site supervising all Jabal Sayid drilling programs with both sample collection and processing (chips and core) under their direct control. All samples were bagged and labeled at Jabal Sayid and then transported to the Al Amri preparation facility in Bariq vehicles. Pulps sent overseas were dispatched by air freight (under normal airline security) after clearance through Saudi Arabian customs, facilitated by various shipping agents well known to Bariq staff.

Statement of Authors Opinion

AMC believes that the sample preparation, analysis and security procedures were appropriate and for the recent Bariq programs met accepted practice and is of the opinion that the data collection sampling and assaying conducted in earlier programs met industry standards at the time and for the base metal mineralization produced data that has been checked by Citadel and is satisfactory for use for resource estimation. Following recognition of issues with the historical precious metal data, Citadel undertook re-assaying programs which provided sufficient data when combined with Bariq’s recent drilling to produce a satisfactory database.

Coffey has reviewed Citadel’s sampling and assay protocols and consider them appropriate for the style of deposit mineralization. Coffey suggested that as a standard practice, field duplicates and umpire pulps be instigated at a rate of 1:20 for future drilling programs.

Data Verification

The majority of historical (pre 1985) surface drill hole collars were marked on the ground using a small concrete pillar with the drill hole number attached. In some instances, holes have the cement collar but the drill hole numbers are missing.

In 2007 all holes drilled at Jabal Sayid were surveyed under the supervision of the Saudi Comet contracting firm. This included all recent and historic surface drill collars (where the latter could be identified). Saudi Comet also set out a 50 x 50 m grid (based on the Ain al Abd ‘70 grid) and holes were registered to this grid using tape and compass.

In November 2008 Cardno Spectrum Surveys were contracted to again re-survey all collar drill collar positions.

All drill hole collar data was reviewed in 3-D by Coffey in 2009 to check for obvious erroneous collar locations prior to completion of the latest (2009) Jabal Sayid Mineral Resource estimate. No obvious errors were observed.

97% of drill holes used in the Lode 2 estimate were surveyed using a digital GPS, contractor or theodolite. The dataset is therefore expected to be accurate.

69% of the drill holes used in the Lode 4 estimate were surveyed using a digital GPS, contractor or theodolite. The remaining 29% are underground BRGM holes of unrecorded survey type (although the accuracy is expected to be reasonable due to these collars being related to the underground workings).

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No verification of historical downhole data has been completed by AMC.

In May 2008, a Maxibor down-hole survey optical tool (non magnetic) was used to survey holes from recent drilling that reported inconsistent results.

Furthermore, in 2009, downhole survey data was reviewed in 3-D by Coffey in 2009 to check for obvious erroneous downhole surveys. No errors were observed.

Assay Data

No detailed documentation is available describing historical sampling and assaying techniques (and any QA/QC that was completed at the time). Remnant core is still available, however labelling on many of the core trays has degraded and it has not been possible to accurately locate many specific intervals for analytical verification purposes.

However Citadel undertook a re-sampling program of a number of SEREM holes in late 2007 and early 2008 and at the same time accessed the original SEREM well completion reports for many holes from the Saudi Geological Survey. AMC understands the re-assaying of the Serem holes, which was originally designed to replace intersection average grades which was all that was in the data base for the SEREM holes to that stage resulted in verification of the original base metal data.

A significant issue in resource estimation and hence resource reporting is the quality of the historical data, both in terms of work practices and in the manner that it was reported. The work by the BRGM was completed before the existence of the JORC Code and therefore must be considered in the context of its history and the quality of work produced by a government-controlled organization. BRGM operated to a relatively high standard including running a QA/QC program and converting hardcopy data into a digital format. According to the technical report, the BRGM have a reputation for good quality work and have a high standard of field practices.

Bariq completed a diamond drilling program during 2006 which aimed to test the validity of historical drilling data. Diamond drilling of 12 holes for 2,053 m aimed to confirm the mineralization in Lode 1 and Lode 2. This work confirmed the validity of the historical data.

Historical assay data collected by BRGM and SEREM was assessed by both Citadel and Coffey largely on the basis of a comparison between the historical and recent Citadel database. The locations of the mineralized intervals (historical versus recent) were compared along with statistics and distributions characteristics.

Historical BRGM / SEREM Cu and Zn data exhibited similar means and distribution characteristics to the Citadel data, and showed acceptable spatial correlation to the Citadel drilling. Accordingly, it was decided that the historical Cu and Zn data was acceptable for use in the 2009 Jabal Sayid Lode 2 and 4 Mineral Resource estimate completed by Coffey.

Maxwell Geoservices have been employed to host the drilling database (Datashed) and give monthly QA/QC reports throughout the drilling programme which were carefully monitored by Bariq staff.

Control standards were reported on a batch-by-batch basis with time series plots produced with ±2SD analytical thresholds and positive or negative analytical bias calculated over the given reporting period. Overall, the performance of these reference materials was found to be satisfactory by Bariq. Rare failures were not traceable across standards or given batches and isolated outliers were typically linked to errant sample labelling by field staff.

The QC programme involved the insertion of one certified reference material (CRM) standard sourced from Geostats Pty Ltd and one blank into the sampling stream every 30 samples. Clean granite from the Jabal Sayid area was used as blank material.

Mineral Resource and Reserve Estimates

Block Models

Three dimensional block models were constructed for each of the Lodes and used sub-blocking to construct mineralization and background models. Block coding was completed on the basis of the block / sub-block centroid, wherein a centroid falling within any wireframe was coded with the wireframe solid attribute.

The parent block size for each of the deposits was selected on the basis of the average drill spacing in the best drilled portions of the deposits (nominally 20 m by 20 m). Regular sub-blocking was completed to ensure adequate volume representation, but grades were estimated into parent cells. The attributes coded into the block models included the

ANNUAL INFORMATION FORM

Year ended December 31, 2010

mineralization, geology, underground workings and topography. Visual reviews of the wireframe solids and the block model revealed robust flagging.

Variography

Variography was performed for Cu, Zn, Au, Ag and density variables for Zones 1-3 in Lode 2 and Zones 1-10 together with the Massive Sulphide and Chert Zones for Lode 4. The variography for the main copper domain (Zone 5) in Lode 4 was used to inform the estimates for the other copper domains. As the Chert domain generated poor variograms, results from the Massive Sulphide domain were used in their place. For Lode 1 analysis was undertaken on Cu with semi-variograms evaluated for the copper sulphide resource. The variograms were modeled as two structure spherical models for Lodes 2 and 4 and single structure spherical models for Lode 1.

Grade Estimation

An Ordinary Kriging (“OK”) estimation was undertaken for the copper sulphide zone in Lode 1 and Lodes 2 and 4 using grade variogram models together with a group of ancillary parameters controlling the source and selection of composite data. The sample search parameters were defined based on the variography and the data spacing and a series of sample search tests. Based upon neighborhood test results the sample search parameters were tailored to produce an optimal local estimate for the first pass.

A corroborative Inverse Distance Weighting Squared (“IDW2”) estimate was completed to test the sensitivity of the reported model to the OK interpolation parameters, with no significant differences in overall tonnes and grade observed. The Lode 1 zinc-silver rich massive sulphide zone resource was evaluated exclusively using IDW2 techniques. As noted in Section 15.3 for Lode 1 density was assigned using regression equations. Resource estimation for Lodes 2 and 4 mineralization was completed using OK on cut grades for Cu, Au, Ag and density. IDW2 check estimates were also undertaken on the Cu, Zn, Au and Ag. Grade estimation was undertaken using Micromine for Lode 1 and Surpac for Lodes 2 and 4.

A three-pass search strategy with hard boundaries was used for all the modeled zones. This strategy was applied to each domain applying progressively expanded sample searches to successive estimation passes and only considering blocks not previously assigned an estimate.

For Lodes 2 and 4 a density of 2.9 t/m3 was applied to any block that did not fill within the three search passes for all mineralized zones. Any non-estimated blocks within the modeled zones were given a background grade of 0.01% for Cu or Zn and 0.01 ppm for Au or Ag. For Lode 4, cross-cutting dyke material was assigned a density of 2.7 t/m3 and a grade of 0.01% for Cu or Zn, and 0.01 ppm for Au or Ag.

Relevant statistical information was recorded to enable validation and review of the OK estimates, including:

•	number of samples used per block estimate

•	average distance to samples per block estimate

•	kriging variance estimation flag

Mineral Resources

Mineral Resource estimates for Lodes 2 and 4 were prepared in 2009 by Coffey. Mr Neil Inwood, an employee of Coffey, fulfills the requirements of a Qualified Person (“QP”) and accepts responsibility for the estimation of these resources based on information provided by Citadel and for which Mr Peter Stoker, an employee of AMC accepts the responsibility. Mr Peter Stoker, an employee of AMC, fulfills the requirements of a QP. The Mineral Resource estimates for Lode 2 and Lode 4 are summarized by Lode and classification below:

ANNUAL INFORMATION FORM

Year ended December 31, 2010

Lodes 2 and 4 Mineral Resource Estimate (at 0.8% Cu Cut-Off)

Lode	Mineral Resource Category	Tonnes (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Contained Cu Metal (kt)
Lode 2	Measured	1.6	2.5	0.3	15	40
	Indicated	3.6	2.4	0.3	16	85
	Inferred	0.5	1.8	0.4	15	9
Lode 4	Measured	13.3	2.5	0.3	9	332
	Indicated	7.5	2.4	0.2	8	179
	Inferred	4.6	1.5	0.2	7	69
Lodes 2+4	Measured	14.9	2.5	0.3	10	373
	Indicated	11.0	2.4	0.3	11	264
	Inferred	5.1	1.5	0.2	8	78

Mineral Resource estimates were prepared by Citadel for Lode 1 in 2010 and are summarized by mineralization type and classification for Lode 1 below. AMC has reviewed the preparation of the estimates. Mr. Peter Stoker, an employee of AMC, fulfills the requirements of a QP and accepts the responsibility for the estimates. No mineral resources have been estimated for Lode 3, which is currently an exploration target.

Lode 1 Mineral Resource Estimate by Mineralization Type

Mineralization Type	Mineral Resource Category	Tonnes (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Zn (%)	Contained Copper (kt)
Upper Copper Rich Sulphide	Measured	0.9	1.9	0.5	31	1.4	17
	Indicated	1.8	1.8	0.5	30	1.4	33
	Inferred	3.7	1.7	0.4	26	1.2	62
Lower Zinc Rich Sulphide	Inferred	10.9	0.4	0.3	24	2.9	40

These Mineral Resources are reported at a 0.5% Cu cut-off for the Copper Lodes and a 1.5% Zn cut-off for the Zinc Lodes

Validation Checks

The OK estimates were reviewed visually and statistically by Coffey for Lodes 2 and 4 and by Citadel and independently by AMC for Lode 1. The reviews included the following activities:

•	Comparison of the grade estimates against the composite dataset, including weighting where appropriate to account for data clustering.

•	Visual checks of cross sections, long sections, and plans.

•	Comparison of summary plots of block grades versus composite grades (swath plots).

Alternative Cu estimates were also completed via IDW2 to test the sensitivity of the reported models to the selected OK interpolation parameters.

Mineral Reserves

Measured and Indicated Mineral Resources in Lodes 2 and 4 have been used to estimate the Mineral Reserves, based on the mining methods proposed. Given the poly-metallic nature of the mineralization and the difference in costs, recoveries and dilution rates associated with mining primary, secondary and bench stopes, no single cut-off grade can be applied to define ore. Rather, a profit algorithm was developed based on resource grades, metallurgical recoveries, metal prices, smelter terms and mining costs for the two mining methods.

A mineable resource model was produced by applying a series of algorithms to the resource block model to determine the cost, revenue and thus the profitability of each block. This notional block value was then used to create the mining envelope for stope design. Mineable envelopes were defined by flagging profitable blocks within a volume defined by minimum mining unit dimensions for the selected mining method. No Mineral Reserves have been estimated from the Lode 1 Mineral Resources.

Mineral Reserves for Lodes 2 and 4 have been prepared by Mr. John Hearne, an employee of Coffey who fulfills the requirements of a QP and accepts responsibility for the estimates. The Mineral Reserve estimates for Lodes 2 and 4

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are based on a net smelter return (“NSR”) cut-off that equates to an average copper grade of approximately 1.1% Cu for bulk stopes and 1.3% Cu for bench stopes, which incur a higher mining cost.

Lodes 2 and 4 Mineral Reserve Estimate as at 10 December 2009

Mineral Reserve Category	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Contained Copper (kt)
Proven	15.0	2.2	0.25	8.4	330
Probable	9.4	2.2	0.25	9.5	207

Total	24.4	2.2	0.25	8.8	540	*

*	Totals do not equal the sum of the components due to rounding adjustments

Measured and Indicated Mineral Resources in Lodes 2 and 4 have been used to estimate the Mineral Reserves, based on the mining methods proposed. Given the poly-metallic nature of the mineralization and the difference in costs, recoveries and dilution rates associated with mining primary, secondary and bench stopes, no single cut-off grade can be applied to define ore. Rather, a profit algorithm was developed based on resource grades, metallurgical recoveries, metal prices, smelter terms and mining costs for the two mining methods.

Mining Operations

Prior to the JS DFS, a pre-feasibility study (“PFS”) evaluated six mining methods, considering an extensive range of factors including ore body characteristics, operational, environmental, cultural, economic and safety aspects. The mining method considered most appropriate for Jabal Sayid Lode 2 and Lode 4 was Sub Level Open Stoping (“SLOS”) using cemented fill and pillar recovery, with some thinner sections mined using bench stoping. The method is successfully used in mines throughout Australia and overseas and mining contractors are skilled in its execution. The method was subsequently adopted as the primary method in the JS DFS.

The proposed extraction sequence starts with Lode 2 and progresses to Lode 4. In general, mining starts at the top of each lode and progresses downward to a depth, which in the case of Lode 4 is about 900 m below surface. Secondary stopes (pillars) are planned to be extracted in a sequence starting at the lowest mining level of each lode and working up.

The JS DFS mine design envisages that sub-level open stopes will be nominally 30 m wide, 30 m to 40 m long and 100 m high, with levels for drilling and extraction spaced at 50 m intervals. A combination of in-the-hole hammer drilling equipment and more conventional top hammer drilling equipment is proposed, to enable reasonable blast hole drilling accuracy over the relatively large sub-level intervals. Conventional charging and blasting practices are proposed.

Access to the mine is via a portal and decline system. Apart from a short length of decline immediately below the portal, a twin decline system at a nominal gradient of 1:7 is proposed to a depth of approximately 300 m below surface. Below this a single decline is proposed.

Emergency egress from the mine workings is planned to be via the twin decline system, and a series of ladder equipped raises.

Mining Sequence and Schedule

The development strategy utilizes the existing decline to optimize development. Development of the Lode 4 and Lode 2 declines as well as the Lode 4 Level (1655RL) will commence from the existing decline. The priority will be to establish ramps to service both Lodes, with Lode 2 development taking preference in the initial stages. Backfill levels will be developed concurrently with production levels, as these are required soon after stope production commences. Once the upper production levels and supporting excavations have been developed, development focus will shift to extending the Lode 4 decline and extending the ventilation system.

Development rates were established by consultation with peers, contractors and the client. Base on these rates, key milestones were determined and are shown below.

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Year ended December 31, 2010

Development Milestones

Milestone	Date
Award Underground Mining Contract	7 September 2010
Lode 4 development focus	March 2011
Lode 2 development ore starts	May 2011
Fresh air raise (Central)	May 2011
Join Lode 2 & 4 declines	Aug 2011
Lode 2 return air raise	Sept 2011
Fresh air raise (West)	Nov 2011
Lode 2 stoping production starts	Nov 2011
Join declines Lode 4 upper to lower	Jan 2012
Lode 2 bench stoping production starts	April 2012
Lode 4 stoping production starts	May 2012
Lode 4 backfill system commission	June 2012
Lode 4 return raise (East)	July 2012
Sustainable full production	Nov 2012

As Lode 2 is located at a shallower depth, production will start from this lode. In addition to being closer to surface, stopes in this lode will be backfilled using a dedicated CAF hole for each stope and backfilling is not dependent on completion of other stopes. Once the required development has been done, stoping will commence at the third level in Lode 4. Commencing on the third level allows primary stopes to be developed above and below the level, increasing the number of stopes available for production. The stoping process comprises the following:

•	mining a primary stope;

•	filling the primary stope;

•	allowing the backfill to cure for 28 days;

•	mining the primary stope located adjacent, overhead or underneath;

•	mining the secondary stope (once all adjacent primary and underfoot secondary stopes are backfilled);

•	filling the secondary stope; and

•	mining the secondary stope overhead (once all adjacent primary stopes are backfilled).

Adopting the sequence outlined above, primary stopes may be extracted from the top down or from the bottom up, while secondary stopes are confined to extraction from the bottom up.

The life-of-mine (“LOM”) production schedule proposed in the JS DFS is summarized below. The schedule envisages ore development commencing in early 2011, first stope production in late 2011, followed by an increase in production over a period of approximately 15 months to a nominal rate of 2.6 million tonnes per annum (“Mtpa”). The schedule results in the build-up of a run-of-mine surface stockpile prior to mill commissioning, originally scheduled for mid 2011. As a result of delays to the project start date, Equinox now envisages mill start-up in early 2012.

The total tonnage mined and milled represents the planned mining inventory for the Jabal Sayid project, as envisaged in the JS DFS. The inventory includes the published Mineral Reserves shown above, plus some Inferred Mineral Resources that Equinox believes will ultimately be converted to Mineral Reserves with further investigation and study. Mineral Reserves represent 93% of the mining inventory, with 57% of the inventory having a Proven Reserve classification and 36% a Probable Reserve classification.

The high proportion of Mineral Reserves supporting the production schedule provides a high level of confidence that the total tonnage and grade of material included in the schedule can be achieved.

ANNUAL INFORMATION FORM

Year ended December 31, 2010

JS DFS LOM Production Schedule

Year	Ore Mined (kt)	Ore Milled (kt)	Cu (%)	Au (g/t)	Ag (g/t)
2011	134	—	—	—	—
2012	1,785	1,919	2.73	0.38	17.33
2013	2,698	2,698	2.21	0.28	9.65
2014	2,651	2,651	2.11	0.25	8.22
2015	2,661	2,661	2.72	0.27	11.27
2016	2,638	2,638	2.15	0.23	9.67
2017	2,634	2,634	2.23	0.26	9.73
2018	2,704	2,695	2.45	0.26	8.27
2019	2,930	2,938	2.40	0.26	8.02
2020	2,643	2,643	1.98	0.20	5.20
2021	2,511	2,511	1.97	0.26	9.68
2022	751	751	1.55	0.24	7.62

Total[1]	26,740	26,740	2.27	0.26	9.42

[1]	Totals do not equal the sum of the components due to rounding adjustments.

Jabal Sayid Project Construction

The following provides a summary of Jabal Sayid project construction at the end of January 2011:

•	A contract for engineering, procurement and construction management services has been awarded to SNC-Lavalin.

•

An underground mining contract has been awarded to Byrnecut Offshore and the mining capital plant and equipment work package has been awarded. Mine development to date, mostly comprises stripping and excavation of short infrastructure drives on the main ramp.

•

Temporary mine power generators have been mobilised, installed and commissioned. The contract for the temporary power generator sets has been awarded. An energy sale agreement has been completed and it is expected that the power plant will be operational in November 2011.

•	A contract for the establishment of the water treatment plant has been awarded.

•

The temporary surface contractor camp has been commissioned and the blasting police camp has been completed and is operational. Phase I of construction of the permanent accommodation village is underway.

•	The total project budget is $315,516,059 and total cost incurred to January 2011 is $56,980,942 of which $8,467,209 was incurred during January 2011.

Metallurgical Testwork

Extensive test work has been undertaken throughout the long development history of the Jabal Sayid project. During the JS DFS, focus was placed on testing using a master composite that closely represented the ore that was expected to be produced within the first five years of production. Testing was carried out on the variable ore types expected during the life of the mine.

Extensive test work has been undertaken by equipment suppliers and others to determine process requirements for crushing and grinding, flotation, thickening, and filtration.

In addition to metallurgical test work (by Ammtec), extensive test work was undertaken to determine unit process requirements. This was undertaken by equipment suppliers and Orway Mineral Consultants (WA) Pty Ltd and involved testing to determine requirements of the key processes of crushing and grinding, flotation, thickening and filtration.

Test work and modeling indicate production of a very clean copper concentrate of 25% copper or better, with 96% (or higher) recovery and the ability to achieve low copper tailings grades of 0.08% Cu or less – regardless of copper head grade.

Jabal Sayid project implementation requires no further metallurgical testing. However, there is the scope for examining higher recoveries of gold and silver in a future test work program.

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A program is also being developed to prepare for Lode 1 mining and processing. Technical studies will undertaken in 2011 and 2012 with a target to be stripping waste in the second half of 2012 and open cut mining and processing ore from early 2013.

Process Flow Sheet and Technology Selection

Test work and modeling indicated that unit processes were viable with readily available equipment and proven technologies. This has lead to a robust and low risk process plant design and materials selection.

Process Facilities Overview

The process plant location has been chosen to maximize benefits of proximity to the portal and minimize environmental impact. Layout of the facilities has focused on providing operability, separation of key traffic flows and minimizing capital costs, while maintaining constructability.

The process plant has been designed on the basis that mining operations are intended to deliver 2.5 million tpa, ramping up to 3.0 million tpa of copper ore at a grade varying between 2.2% Cu and 3.0% Cu to the ROM pad, which is adjacent to the crusher installation. This ore will be treated in the process plant to produce approximately 240,000 tpa of copper sulphide concentrate.

Project Construction

A contract for engineering, procurement and construction management services has been awarded to SNC-Lavalin. The total project budget is $315,516,059 and total cost incurred to January 2011 is $56,980,942 of which $8,467,209 was incurred during January 2011.

Temporary mine power generators have been mobilised, installed and commissioned. The contract for the temporary power generator sets has been awarded. An energy sale agreement has been completed and it is expected that the Energy and Environmental Solutions Co. Ltd (trading as “TAAQA”) power plant will be operational in November 2011.

The underground mining contract has been awarded to Byrnecut Offshore and the Mining Capital Plant and Equipment work package has been awarded. Development is underway, mostly comprising stripping and excavation of short infrastructure drives on the main ramp. The focus for the mining team is to establish the first two raisebore sites. A temporary blasting licence has been obtained and a temporary surface magazine and permanent underground magazine has been approved and are operational.

The contract for the establishment of the water treatment plant has been awarded. Tenders have been invited for the design and construction management of the raw water loading standpipe and bids have been received. The technical valuation for bids received for water haulage from the standpipe to the mine has been completed.

HCIS approval for the security consultant and the scope of works has been completed. Approval of the Security Vulnerability Assessment (“SVA”) is expected by mid-October 2011.

The temporary surface contractor camp has been commissioned, the blasting police camp has been completed and is operational and construction of the permanent village is underway with Phase 1 now operational.

Capital Cost

The Jabal Sayid capital cost estimate has been prepared by SNC-Lavalin, using input prepared by them, Citadel and other consultants engaged by Citadel.

The JS DFS has been conducted and the estimate has been prepared to conform to the requirements of an SNC-Lavalin Class 3 Estimate. This class of estimate is generally used for development of a detailed Jabal Sayid project plan and preparation of Jabal Sayid project budget.

The expected accuracy range of a Class 3 Estimate is +15% / -10%. The accuracy of the estimate for the Jabal Sayid capital cost has been calculated by SNC-Lavalin at being approximately +15% / -6% based on a range analysis.

In November 2010, the capital cost estimate for the project was revised to include an allowance of $10 million for “Operational Readiness”, which covered the early recruitment of key personnel. The overall estimated capital cost including contingency for the Jabal Sayid project, covering the scope of work as described in the JS DFS, is $315.5 million. The estimate summary is presented below.

ANNUAL INFORMATION FORM

Year ended December 31, 2010

Capital Cost Estimate Summary

Item	$M
Mining	67.8
EPCM	187.7
Owners Cost	49.9
Closure (incl Salvage)	0.8
Operational Readiness	9.3

Total project capital cost	315.5

A schedule of sustaining capital items has been developed. Items included as sustaining capital include:

•	tailings storage facility expansions;

•	mobile equipment replacement;

•	the backfill plant;

•	the mill liner handler;

•	process plant sustaining capital; and

•	mining operations sustaining capital.

The total estimate for sustaining capital is $127.7 million.

Operating Cost

The operating costs of the Jabal Sayid project, estimated over its planned life of mine production from Lodes 2 and 4 are shown below.

Operating Cash Costs

Operating Cost Centre	$M	$/t of ore
Mining	628	23.50
Processing	284	10.61
Administration	135	5.05
Logistics (excl concentrate shipping)	50	1.87

Total Site Costs	1,097	41.03

The operating cost estimate has, wherever possible, been built up from Saudi Arabian costs and in Saudi Riyals. The Saudi Riyal is fixed against the US dollar (SAR:$ = 3.75). Where conversions from other currencies are necessary these have been converted at the project standard conversion rates as set below under the heading “Economic Assumptions for JS DFS”.

Labour costs have been built up from first principles using the Bariq organizational chart and salaries and benefits structures which apply in Saudi Arabia. All on-costs have been built into the factored labour rates including bonuses, accommodation, allowances for vehicles and accommodation (where relevant), annual leave airfares for expatriates, Ramadan bonus for Saudis, GOSI, Zakat, training and health / medical. Salary costs and benefits have been determined based on current prevailing salary structures in Saudi Arabia for the range of positions described. These rates are currently successfully applied by Equinox and Bariq and have been derived from Equinox’s experiences in Saudi Arabia over the last five years.

Mining costs, as provided by the Coffey/GMS Consulting Group, are also built up from first principles using Saudi based cost inputs and fully-costed contractor mining rates including profit. Similarly, power supply rates are based on a firm and fully-costed bid provided by a credible in-Kingdom power provider.

Operating consumable costs, where appropriate, have been calculated using budget pricing provided by vendors and consumption rates derived from test work.

The operational staff positions have been assumed to be filled in a progressive manner, commencing in the early stages of project execution and ramping up over the first three years of production. Labour costs and other cost inputs prior to the date of first production have been included in the capital as part of the owner’s costs.

ANNUAL INFORMATION FORM

Year ended December 31, 2010

All costs presented herein are in Q4 2010 United States Dollars. Inflation has not been considered in the cash flow analysis, so all costs are nominal. Neither costs nor revenue have been escalated.

Cash-flow Model

The financial analysis conducted for the JS DFS was undertaken by Citadel and contract personnel. The methodology used has been consistent with industry best practice financial modeling techniques and based on planned mining and process production schedules, agreed price and economic assumptions, key consumable consumption rates and unit prices and engineered capital and operating cost estimates.

The model has been built in Microsoft Excel and is designed to be flexible and responsive to changes in economic assumptions, changes in mine production schedule volumes and timing, production grades, concentrate production schedule, concentrate production grades, capital costs, mine operating costs and processing costs.

The model produces a complete profit and loss and cash flow statement for the life of mine for the Jabal Sayid project. The model has been designed to be fully flexible and responsive to variable mining and processing schedules, economic assumptions, tax rates, prices and ownership arrangements. It is through this model, developed specifically for Jabal Sayid, that all sensitivity work and financial analysis has been conducted. The model has been developed to provide a basis for operations management personnel to run the business once the project achieves approval. The final version was updated in August 2010.

The key economic assumptions used in the model are applied on a flat basis over the life of the mine and are detailed in below:

Key Economic Assumptions

The JS DFS assumed a long term gold price forecast of $850/oz. Equinox has retained this long term price forecast.

The majority of the capital cost of developing the Jabal Sayid project is incurred during 2010 and 2011. During this time contractors based in various geographic locations will invoice Bariq in a number of different currencies, including Australian Dollars (“AUD”), Canadian Dollars (“CAD”), Euros (“EUR”), Japanese Yen (“JPY”), Saudi Arabian Riyals (“SAR”) and South African Rand (“ZAR”). As the JS DFS cost estimates are being prepared in United States Dollars (US$), rates of exchange need to be assumed for the 2010-2011 period in order to translate non-US$ costs into US$.

The JS DFS assumed a long-term exchange rate of AUD1 = US$0.75. Equinox has retained this assumption both in their estimate of capital cost and for the cash flow model.

The principal economic assumptions in the JS DFS are detailed below:

Economic Assumptions for JS DFS

Commodity	Unit	Assumption
Copper price	US$/lb	2.00
Gold price	US$/oz	850
Silver price	US$/oz	12.00
Australian Dollar	AUD/US$	0.75
Canadian Dollar	US$/CAD	1.15
Euro	US$/EUR	0.80
Japanese Yen	US$/JPY	105
Saudi Arabian Riyals	US$/SAR	3.75

Ore and concentrate production schedules were developed by JS DFS mining and metallurgical team members and supporting consultants.

Key inputs and outputs of the cash flow model are summarized below. The net present value (“NPV”) is calculated at a discount rate equal to the weighted average cost of capital (“WACC”) of 10%. The project has a post tax and post gearing NPV of $210 million and an internal rate of return (IRR) of 25%.

ANNUAL INFORMATION FORM

Year ended December 31, 2010

Cash Flow Model Summary

Item	Unit	Value
Ore Milled	Mt	26.74
Copper Grade	% Cu	2.27
Gold Grade	g/t Au	0.26
Silver Grade	g/t Ag	9.42
Concentrate Produced	kt dry	2,328
Copper Grade	% Cu	25
Gold Grade	g/t Au	1.92
Silver Grade	g/t Ag	76.7
Gross Revenue	US$M	2,632
Treatment and Refining Charges	US$M	-246
Net Revenue	US$M	2,386
Cash Costs Net of Credits	US$M	-1,178
Capital Costs	US$M	-444
Cash Flow before Tax	US$M	764
Tax Paid	US$M	-171
Gearing (incl tax effect)	US$M	-28
Net Cash Flow	US$M	566
NPV @ 10% (post tax & gearing)	US$M	210
IRR	%	25

Metal Prices and Exchange Rates

For the JS DFS, the long-term forecast copper prices assumption relied primarily on broker market consensus forecasts and the analysis of CRU (below). CRU calculated the 2009 long-run marginal cost of production at $1.90/lb and forecasted a long-term rate of production cost increase of +3.28% (compounding annual growth rate). Although Equinox management believes there exists a very high potential for supply-side issues to result in periods of sustained high copper prices over the medium term, Equinox has chosen to adopt a conservative copper price assumption of $2.00/lb flat for the mine life period.

Consensus Forecast Copper Price Assumptions (US$/lb)

Broker	2009	2010	2011	2012	LT (nom)
Barclays	2.31	3.25	3.50	—	—
BMO	2.31	3.00	3.30	3.10	2.20
CRU	2.24	2.61	2.62	2.10	2.64
GSJBW	2.33	3.10	3.30	3.60	2.09
JP Morgan	2.27	2.70	2.61	—	2.04
Macquarie	1.79	2.50	3.00	2.50	2.00
Merrill	2.15	3.18	3.03	2.75	1.77
Morgan Stanley	2.27	2.98	3.18	3.31	1.85
Petra	2.23	2.65	2.40	2.28	2.25
Shaw	2.18	1.94	2.01	2.08	—
UBS	2.27	3.30	3.20	3.20	1.75
Wilson HTM	2.35	2.60	3.00	3.00	2.00
World Bank	1.68	1.81	1.91	—	—

Average	2.18	2.74	2.85	2.79	2.06

ANNUAL INFORMATION FORM

Year ended December 31, 2010

Economic Results

The feasibility assessment for Jabal Sayid is made based on a range of assumptions and forecasts for a range of factors which are subject to variation in the future. An analysis of the Jabal Sayid project’s sensitivity to a range of these factors has been conducted by changing key economic assumptions in the base case financial model by ±15% over the life of the mine and assessing the resulting impact on the net present value of Jabal Sayid project cash flows and the Jabal Sayid project internal rate of return (“IRR”).

Equinox management considers ±15% a reasonable test to apply based on historical volatility in prices of commodities and variability in capital and operating costs for other projects of a similar nature and scale. For some key sensitivities, a ±15% sensitivity is not reasonable (for example, with targeted metallurgical copper recovery of 95% it is unreasonable to apply this range of sensitivities as more than 100% of contained copper cannot be recovered). Where a 15% range of sensitivities is not reasonable a different range of sensitivities are tested which have been determined based on management’s observations and experience with similar projects. The results of the sensitivity analysis are detailed in the following sections of the report. Scenario analysis assumptions used for the sensitivity analysis are detailed below.

Scenario Analysis Assumptions used for the Sensitivity Analysis

		Sensitized NPV – Life of Mine
		-15%	-10%	-5%	Base Case	5%	10%	15%
Copper Price	US$/lb	1.70	1.80	1.90	2.00	2.10	2.20	2.30
Gold Price	US$/oz	723	765	808	850	893	935	978
Silver Price	US$/oz	10.20	10.80	11.40	12.00	12.60	13.20	13.80
TC/RC#	US$	85/8.5	80/8	75/7.5	70/7	65/6.5	60/6	55/5.5
Capex	US$/M	322	308	294	280	266	252	238
Opex*	US$/lb	1.05	1.01	0.96	0.92	0.87	0.83	0.78
Copper Grade	%	1.91	2.02	2.14	2.25	2.36	2.47	2.59
Copper Recovery#	%	94.44	94.94	95.44	95.94	96.44	96.94	97.44
WACC#	%	14.00	12.67	11.33	10.00	8.67	7.33	6.00

#	Estimated reasonable range sensitivities applied rather than +/-15%
*	Excludes TC/RC’s and byproduct credits

Marketing and Logistics

The following concentrate off-take contracts have been signed:

•	Transamine Trading SA for 50,000 dmt of copper concentrate.

•	Hindalco Industries Limited (Unit: Birla Copper) for 40-50,000 dmt of copper concentrate.

•	Sterlite Industries (Inmet) Limited for 30-40,000 dmt of copper concentrate.

•

The above contracts account for all of Bariq’s production in 2012 and approximately 60% of Bariq’s average annual production. The outstanding production in 2013 and beyond will be sold on spot or to other parties; commitments expected before the end of 2012.

The JS DFS envisages that up to 280,000 wmtpa of concentrate will be trucked approximately 350 km by sealed road from the mine site to the storage and ship loading facility at the port of Yanbu. Storage at the port will be in an existing shed with a 24,000 t capacity. The shed will be leased from the Saudi Port Authority. It is envisaged that ship loading will occur every 14 to 16 days, typically in 11,000 wmt shipments. The concentrate storage and ship loading activities will be managed under a contract with a local stevedoring company.

Given the climatic conditions on site, it is planned that filtered concentrate will be air dried to ensure that transportable moisture limits are attained before being transported from site. At present, it is not proposed to install a sampling system at the ship loader but rather to rely on discharge sampling for sales and production reconciliation purposes. A sampling system at the ship loader would provide a means of cross-checking against the discharge samples, and confirmation of concentrate moisture prior to sailing.

Exploration and Development

Expenditure reported by Citadel to date on the Jabal Sayid Exploration License area (95 km2) is $4.1 million. Expenditure commitments on the tenement are SAR344,375 in 2011. The total expenditure commitment over the five year term of the License is SAR1,140,000.

ANNUAL INFORMATION FORM

Year ended December 31, 2010

Citadel completed grid mapping, regional prospecting and geochemical sampling at the project site. In addition, Citadel drilled approximately 4,793 m of RC and 44,703 m of diamond drilling. Some remote sensing data has also been acquired and interpreted. In late 2009, 2010 Citadel completed a ground based EM survey. The aim of the survey was for site sterilization and scoping level exploration review. Consequently, the program was completed using large loops, which are not always an optimal configuration for local geological features, and relatively wide station spacing. This initial program highlighted numerous anomalies, several of which require additional surveying with optimized loop configurations prior to drill testing. Some of these targets were drilled in 2010.

Exploration activity, until quite recently, has focused on better defining the identified resources of Lodes 1, 2 and 4, but exploration is now being directed towards identifying and testing other targets on the EL.

RISK FACTORS

The Equinox common shares are considered speculative due to the nature of Equinox’s business and the present stage of its development. Equinox’s operations are highly speculative due to the high-risk nature of its business, which is the operation, acquisition, financing, exploration and development of mining properties. A prospective investor should carefully consider the risk factors set out below.

The following information is a summary only and should be read in conjunction with detailed information appearing elsewhere in this AIF and in Equinox’s annual audited financial statements and management’s discussion and analysis (“MD&A”) for the year ended December 31, 2010. These risks are not the only ones which may affect Equinox. Additional risks and uncertainties not currently known to Equinox, or that are currently considered immaterial, may also impair the business of Equinox. If any such risks actually occur, the business, financial condition and operating results of Equinox could be materially adversely affected. Equinox’s business is subject to significant risks and past performance is no guarantee of future performance.

Exploration, Development and Operating Risk

The exploration for, and development of, mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish additional mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Equinox not receiving an adequate return on invested capital.

Mining operations, such as those at the Lumwana Project and the Jabal Sayid Project, generally involve a high degree of risk. Such operations are subject to all of the hazards and risks normally encountered in the exploration for, and the development and production of, copper and other base or precious metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Milling operations are subject to hazards such as equipment failure, changes in ore characteristics such as rock hardness and mineralogy which may impact production rates and copper recovery, or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

Although Equinox’s activities are primarily directed towards mining operations and the development and expansion of mineral deposits at the Lumwana Project and the Jabal Sayid Project, Equinox continues to explore for new mineral deposits. There is no certainty that the expenditures made by Equinox towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Uncertainty Relating to Production Estimates

Equinox has prepared estimates of future production and future production costs for the Lumwana Project and the Jabal Sayid Project. No assurance can be given that production estimates will be achieved. These production estimates are based on, among other things: the accuracy of resource and reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and the accuracy of estimated rates and costs of mining and processing.

Actual production may vary from estimates for a variety of reasons, including, among other things: actual ore mined varying from estimates of grade, tonnage, dilution, metallurgical and other characteristics; short-term operating

ANNUAL INFORMATION FORM

Year ended December 31, 2010

factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; and unexpected labour shortages or strikes. Failure to achieve production estimates could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

Total Cash Costs of Copper Production

Operating cost estimates were originally conducted as part of the Lumwana BFS and Lumwana DFS and the JS DFS as updated in the Jabal Sayid Technical Report. These estimates have been updated based on currently available information. Equinox’s total cash operating costs to produce a pound of copper are dependent on a number of factors, including the grade of reserves, recovery, plant throughput, consumable costs and labour costs. In the future, Equinox’s actual performance may differ from the estimated performance. Failure to achieve estimated performance could have an adverse impact on Equinox’s future cash flows, earnings, results of operations and financial condition.

Indebtedness

Equinox has a substantial amount of indebtedness as a result of its entering into the Lumwana Project Debt Facility and the subsequent refinancing under the Corporate Facility in March 2010. Equinox’s ability to make payments of the principal and interest as required by the Corporate Facility depends upon its ability to generate cash from mining activities. If the cash generated from Equinox’s mining activities is insufficient to meet the obligations to pay interest and principal under the Corporate Facility, the lenders thereto may exercise their rights under the security arrangements of the Corporate Facility, which could result in a loss or substantial reduction in the value of the principal assets of Equinox. A breach of loan or lease covenants and undertakings could result in a significant loss to Equinox. Equinox has entered into the Commitment Letter providing for sufficient financing to undertake the Offer and to refinance the Company’s existing indebtedness.

Volatility in the Market Price of Metals

Continuing production, the expansion and continued success of the Lumwana Project and the development and future success of the Jabal Sayid Project will be primarily dependent on the future price of copper. The impact of the cobalt price will be less significant, unless Equinox recovers cobalt (which is not included in the current development plan). Should Equinox decide, subject to improvements in the uranium oxide price and global financing conditions, to develop the uranium resources at Lumwana, such uranium development would be dependent on future uranium prices. Metal prices are subject to significant fluctuation and are affected by a number of factors which are beyond the control of Equinox. Such factors include, but are not limited to, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major copper-producing countries throughout the world. The price of copper, other base and precious metals, and uranium has fluctuated widely in recent years and future serious price declines could cause continued development of, and commercial production from, the Lumwana Project properties to be impracticable. Depending on the price of copper, uranium and other base metals, projected cash flow from planned mining operations may not be sufficient and Equinox could be forced to discontinue development and production and may lose its interest in, or may be forced to sell, some of its properties. Future production from Equinox’s mining properties is dependent on copper and uranium prices that are adequate to make these properties economic.

Furthermore, mineral reserve calculations and life-of-mine plans using significantly lower copper, uranium and other base and precious metal prices could result in material write-downs of Equinox’s investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting Equinox’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Uncertainty in the Estimation of Mineral Reserves and Resources

There is a degree of uncertainty to the calculation of mineral reserves and mineral resources and corresponding grades being mined or dedicated to future production. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral resources and mineral reserve grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of the Lumwana Project and/or the Jabal Sayid Project. In addition, there can be no

ANNUAL INFORMATION FORM

Year ended December 31, 2010

assurance that copper recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The economic evaluation of the mineral resources and reserves of the Lumwana Project contained in the Lumwana Technical Report and the Jabal Sayid Project contained in the Jabal Sayid Technical Report include inferred mineral resources that are considered not to be defined in sufficient detail to have the economic consideration applied to them that would enable them to be categorized as mineral reserves, and there is currently no certainty that the economic analysis of the Lumwana Project and the Jabal Sayid Project presented in this AIF, the Lumwana Technical Report and the Jabal Sayid Technical Report will be achieved.

Fluctuation in copper, uranium and other base or precious metals prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revisions of such estimates. The volume and grade of mineral reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of Equinox’s ability to extract these mineral reserves, could have a material adverse effect on Equinox’s results of operations and financial condition.

Uncertainty Relating to Inferred Mineral Resources

There is a risk that inferred mineral resources cannot be converted into mineral reserves as the ability to assess geological continuity is not sufficient to demonstrate economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

Metal Offtake

Equinox’s development plan for the Lumwana Project involves the processing of concentrate at third party smelters. During 2007, Equinox entered into “Take and Pay” concentrate offtake agreements with CCS, Mopani and Glencore in Zambia for approximately 100% of the copper concentrates to be produced by the Lumwana Project during the initial five years of production. In May 2009, Equinox entered into a five-year concentrate offtake agreement with KCM.

During 2008 and 2009, scheduled tonnages of concentrate presented to the Mufulira Smelter of Mopani (jointly owned by Glencore and First Quantum Minerals Ltd.), while in accordance with contract specifications, were not accepted for delivery by Mopani and Glencore. Mopani and Glencore claimed that the Lumwana concentrate did not meet contract specifications. Equinox maintains that the Lumwana concentrates were within the contract specifications and the shipments were re-directed to international traders. Equinox terminated its offtake agreement with Mopani and Glencore in April 2009. Although Equinox was successful in securing alternative offtake arrangements during the dispute with Mopani and Glencore and was able to secure a new offtake agreement with KCM on economically viable terms, there is no guarantee that Equinox will not experience similar disputes in the future where it is unable to successfully enforce its rights or negotiate additional offtake contracts on economically viable terms. In addition, if uranium levels in the concentrate delivered to smelters were to exceed the contract specifications, this may lead to increased costs or penalties which could have a material adverse impact on the economics of the Lumwana Project.

Transportation and processing costs of copper concentrate could increase substantially due to an increase in the price of oil, power costs, increasing road, rail or shipping costs, and market conditions for concentrate processing by smelters.

Dependence on Limited Mining Properties

The Lumwana Project, the Jabal Sayid Project and the Jabal Shayban Project presently account for all of Equinox’s mineral resources and reserves and the potential for the future generation of revenue. Any adverse development affecting the progress of production, development or expansion of either project such as, but not limited to, the ability of Equinox to continue to payback its debt facilities, hiring and retaining suitable personnel and contractors, and securing supply agreements on commercially suitable terms may have a material adverse effect on Equinox’s financial performance and results of operations. See “— Risks Specific to the Lumwana Project” and “— Risks Specific to the Jabal Sayid Project”.

Reliability of Feasibility Studies

Equinox relies on consultants who prepare engineering studies and technical reports. Equinox’s expected operating costs and expenditures, production schedules, economic returns and other projections from its mining projects, which are contained in this AIF and in any technical reports, scoping studies, pre-feasibility studies and feasibility studies prepared for or by Equinox, are determined and, if applicable, valued based on assumed or estimated future metal

ANNUAL INFORMATION FORM

Year ended December 31, 2010

prices, cut-off grades, operating costs, capital costs, expenditures and other factors that may prove to be inaccurate. For example, significant declines in market prices for base and precious metals or extended periods of inflation would have an adverse effect on the economic projections set forth in a feasibility study. In addition, material reductions in estimates of mineralization or increases in capital costs and expenditures, or in Equinox’s ability to maintain a projected budget or renew a particular mining permit, could also have a material adverse effect on projected production schedules and economic returns, as well as on Equinox’s overall results of operations or financial condition.

Insurance and Uninsured Risks

Equinox’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Equinox’s properties or the properties of others, delays in development or mining, monetary losses and possible legal liability.

Although Equinox maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with its operations. Equinox may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Equinox or to other companies in the mining industry on acceptable terms. Equinox might also become subject to liability for pollution or other hazards which may not be insured against or which Equinox may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Equinox to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Government Regulation

Equinox’s mining, processing, exploration and future development activities are subject to various laws governing prospecting, mining, development, production, royalties and taxes, export licenses, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although Equinox’s mining and exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development or otherwise have a materially adverse effect on Equinox’s financial condition and results of operations.

Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on Equinox and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Failure to comply with applicable laws, regulations, agreements and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Many of the mineral rights and interests of Equinox and its activities in exploring and developing those rights and interests are subject to government approvals, licenses and permits. These approvals, licences and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. No assurance can be given that Equinox will be successful in obtaining and maintaining any or all of the various approvals, licences and permits it requires to continue to operate in foreign jurisdictions, in full force and effect without modification or revocation. To the extent these approvals are required and not obtained, Equinox may be curtailed or prohibited from continuing or proceeding with its planned exploration or development of mineral properties.

Amendments to current laws and regulations in jurisdictions in which Equinox operates could have a material adverse impact on Equinox’s financial performance and the repatriation of profits, or cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

Licenses and Permits

Many of the mineral rights, interests and agreements of Equinox are subject to government approvals, licenses and permits. Equinox believes it holds all necessary licenses and permits under applicable laws and regulations to

ANNUAL INFORMATION FORM

Year ended December 31, 2010

conduct its operations at the Lumwana Project and Jabal Sayid Project and believes that it is presently complying in all material respects with the terms of such license and permits. However, such licenses and permits are subject to change in various circumstances. The granting, renewal and continued effectiveness of such approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. No assurance can be given that Equinox will be successful in maintaining any or all of the various approvals, agreements, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are required and not obtained, Equinox may be curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.

Estimation of Asset Carrying Values

Equinox annually undertakes an evaluation of its portfolio of development projects, exploration and other assets. The recoverability of Equinox’s carrying values of its properties are assessed by comparing carrying values to estimated future net cash flows from each property.

Factors which may affect carrying values include, but are not limited to, metal prices, capital cost estimates, mining, processing and other operating costs, grade and metallurgical characteristics of ore, mine design and timing of production. In the event of a prolonged period of depressed metal prices, Equinox may be required to take additional material write-downs of its exploration and development properties.

Current Global Financial Condition

Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by both subprime mortgages and the liquidity crisis affecting the asset-backed commercial paper market. These factors may impact Equinox’s ability to obtain equity or debt financing in the future on terms favourable to Equinox. If these increased levels of volatility and market turmoil continue, Equinox’s operations could be adversely impacted and the trading price of Equinox common shares and CDIs may be adversely affected.

Market Price of Common Shares

Securities of mid-sized companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of Equinox’s securities is also likely to be significantly affected by changes in the price of copper or in Equinox’s financial condition or results of operations as reflected in its earnings reports. If an active market for Equinox’s securities does not continue, an investment in Equinox common shares may be limited and/or the price of Equinox common shares may decline and investors could lose their entire investment in Equinox common shares. As a result of any of these factors, the market price of Equinox’s securities at any given point in time may not accurately reflect the long-term value of Equinox. Securities class-action litigation has sometimes been brought against companies following periods of volatility in the market price of their securities. Equinox may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Finance Requirements

Equinox is and will be required to service existing and future indebtedness. If Equinox fails to satisfy one or more of the covenants contained in the Corporate Facility, or if there is otherwise an event of default under its terms, there can be no guarantee that Equinox will be able to raise all of the further funds necessary to meet its funding requirements through other means. In addition, there can be no assurance that such financing will be available to Equinox or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of Equinox, the interests of shareholders in the net assets of Equinox may be diluted. Any failure of Equinox to obtain any required financing on acceptable terms could have a material adverse effect on Equinox’s financial condition, results of operations and liquidity and require Equinox to cancel or postpone planned capital investments.

Environmental Risks and Hazards

All phases of Equinox’s operations are subject to environmental laws and regulations in various jurisdictions in which Equinox operates, including laws regulating the removal of natural resources from the ground and the discharge of materials into the environment. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not

ANNUAL INFORMATION FORM

Year ended December 31, 2010

adversely affect Equinox’s operations. Environmental hazards, which are unknown to Equinox at the present time and which have been caused by previous or existing owners or operators of the properties, may exist on the properties on which Equinox holds interests, and such hazards may cause Equinox to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Production at Equinox’s mines involves the use of various chemicals, including those which are designated as hazardous substances. Equinox has addressed contamination at its properties, and may need to continue to do so in the future, either for existing environmental conditions, or for leaks or discharges that may arise from its ongoing operations or other contingencies. Contamination from hazardous substances, either at its own properties, or other locations for which it may be responsible, may subject Equinox to liability for the investigation and remediation of contamination, as well as for claims seeking to recover for related property damage, personal injury or damage to natural resources.

Costs of Reclamation are Uncertain

The actual costs of reclamation are uncertain and planned expenditures may differ from the actual expenditures required. It is not possible to determine the exact amount that will be required to complete reclamation activities, and the amount that Equinox is required to spend could be materially different than current estimates. Reclamation bonds or other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine’s operation. Although Equinox includes estimated reclamation costs in its mining plans, it may be necessary to revise the planned expenditures and the operating plan for the Lumwana Project and/or the Jabal Sayid Project in order to fund required reclamation activities. Any additional amounts required to be spent on reclamation may have a material adverse affect on Equinox’s financial condition and results of operations.

Risk of International Operations

In certain countries in which Equinox has assets and operations, such assets and operations are subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, expropriation, nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, in the event of a dispute arising from foreign operations, Equinox may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Equinox also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality, including any which may exist under the Lumwana Development Agreement or the mining license in respect of the Jabal Sayid Project, because of the doctrine of sovereign immunity. It is not possible for Equinox to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on Equinox’s operations.

Need for Additional Mineral Reserves

Because mines have limited lives based on proven and probable mineral reserves, Equinox will be required to continually replace and expand its mineral reserves as its mines produce copper and potentially uranium. The life-of-mine estimates included in the Lumwana Technical Report, the Jabal Sayid Technical Report and this AIF may not be correct. Equinox’s ability to maintain or increase its annual production of copper and other base or precious metals in the future will be dependent in significant part on its ability to bring new mines into production and to expand mineral reserves at existing mines.

Commodity Hedging

Equinox has hedged a component of future metal sales up to March 2011. However, there is no assurance that a commodity hedging program designed to reduce the risk associated with fluctuations in metal prices will be successful. Hedging may not protect adequately against declines in the price of the hedged metal. Although hedging may protect Equinox from a decline in the price of the metal being hedged, it may also prevent Equinox from benefiting fully from price increases. As a result, the Company may be prevented from realizing possible revenues in the event that the market price of copper exceeds the price stated in such hedging arrangements. In addition, the Company may experience losses if a counterparty fails to purchase under a contract when the contract price exceeds the spot price for the commodity.

Litigation

Equinox could become involved in disputes with other parties in the future which result in litigation. If Equinox is unable to resolve these disputes favourably, it may have a material adverse impact on its financial condition, cash flow and results of operations. See “Legal Proceedings, Disputes and Regulatory Actions”.

ANNUAL INFORMATION FORM

Year ended December 31, 2010

No Assurance of Titles or Boundaries

Although Equinox has exercised due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned, and title insurance is generally not available. Equinox’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. There may be valid challenges to the title of Equinox’s properties, which, if successful, could impair development and/or operations or limit Equinox’s ability to enforce its rights with respect to its properties.

Competition

The mining industry is competitive in all of its phases and significant and increasing competition exists for mineral acquisition opportunities throughout the world. As a result of this competition, Equinox faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Much of this competition is from larger, better established mining companies with greater financial resources, operational experience and technical capabilities than Equinox. As a result of this competition, Equinox may be unable to maintain or acquire rights to explore additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that Equinox will acquire any interest in additional operations that would yield reserves or result in commercial mining operations. If Equinox is not able to acquire such interests, this could have an adverse impact on future cash flows, earnings, results of operations and financial condition.

In addition, the mining industry has been impacted by increased worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labour, and these shortages may cause unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

Currency Risks

Equinox’s revenue from financing activities will be received in Canadian, United States and Australian dollars, while a portion of its operating expenses will be incurred in Zambian Kwacha, South African Rand, Euros, Saudi Riyal and other foreign currencies. From time to time Equinox will borrow funds and will incur capital expenditures that are denominated in foreign currency. Accordingly, foreign currency fluctuations may adversely affect Equinox’s financial position and operating results.

Human Resources

Equinox’s ability to manage its operations, exploration and development activities depends on its ability to retain current personnel and attract and retain new personnel, including management, technical workers and an unskilled workforce. Equinox’s ability to recruit and assimilate new personnel will be critical to its performance.

A portion of Equinox’s workforce became unionized in 2009. The extent of the local mineworkers’ union activities may lead to labour unrest, strikes and/or decreased productivity.

In addition, Equinox depends on a relatively small number of key officers, the loss of any of whom could have an adverse effect on Equinox. Equinox currently does not have key person insurance for these individuals. The international mining industry is very active and Equinox is facing increased competition for personnel in all disciplines and areas of operation. There is no assurance that Equinox will be able to attract and retain personnel to staff the development and operating teams.

Dividend Policy

No dividends on the Equinox common shares have been paid to date. Equinox anticipates that for the foreseeable future it will retain future earnings and other cash resources for the operation and development of its business. Payment of any future dividends will be at the discretion of the Board of Directors after taking into account many factors, including Equinox’s operating results, financial condition and current and anticipated cash needs.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Equinox common shares in the public markets, or the potential for such sales, could decrease the trading price of Equinox common shares and could impair Equinox’s ability to raise capital through future sales of common shares. Equinox has previously completed private placements and public offerings at prices per share which are lower than the current market price of its common shares. Accordingly, a significant number of shareholders of Equinox have an investment profit in Equinox common shares that they may seek to liquidate. Substantially all of the Equinox common shares can be resold without material restriction either in Canada or Australia in the form of CDIs.

ANNUAL INFORMATION FORM

Year ended December 31, 2010

Shareholder Rights Plan

In May 2009, the shareholders of Equinox approved an amended and restated shareholder rights plan, which provides for substantial dilution to any potential acquirer making a take-over bid for the Equinox common shares unless that bid meets the requirements described in the shareholder rights plan. This plan could discourage a potential acquirer from making a take-over bid for Equinox and may make it more difficult for a third party to acquire control of Equinox, even if such acquisition or bid would be beneficial to Equinox’s shareholders.

Director and Officer Conflicts of Interest

Certain of the directors and officers of Equinox also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict with the best interests of Equinox and its shareholders.

Equinox may be a “PFIC” under U.S. Tax Laws

Acquiring, holding or disposing of Equinox’s securities may have tax consequences under the laws of Canada and the United States that are not disclosed in this AIF and, in particular, potential investors should be aware that Equinoxmay have been and may be a “passive foreign investment company” under the U.S. Internal Revenue Code and if it was, is or becomes a “passive foreign investment company”, there may be tax consequences for investors in the United States.

Potential investors that are U.S. taxpayers should be aware that the U.S. Internal Revenue Service may determine that Equinox was or is a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”). If Equinox was, is or becomes a PFIC, any gain recognized on the sale of common shares and any excess distributions paid on the common shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for the common shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the common shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a “QEF election” generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of Equinox’s “net capital gain” and “ordinary earnings” (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by Equinox. U.S. taxpayers should be aware that there can be no assurance that Equinox will satisfy record keeping requirements or that it will supply U.S. taxpayers with required information under the QEF rules, in event that Equinox is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if Equinox is a PFIC and the common shares are marketable stock. A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which Equinox is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. taxpayer’s tax basis in such common shares. Investors should consult their tax advisors as to the tax consequences of an investment in Equinox.

Risks Specific to the Lumwana Project

Infrastructure for the Lumwana Project

Road access to the Lumwana Project is limited to a single highway and the current road infrastructure, while recently upgraded, requires ongoing maintenance. The maintenance of infrastructure is imperative for the success of the Lumwana Project and there are no assurances from the GRZ that this maintenance work will continue. Failure to maintain infrastructure may impede the planned operations of the Lumwana Project.

A power line has been completed to Lumwana which provides power from the main grid operated by ZESCO Limited, the government-owned and operated electric utility company in Zambia. The further development and planned operations at the Lumwana Project are significantly dependent on the supply of power from this source. A failure to provide adequate power on a continuous basis by ZESCO Limited could materially affect development and planned operations at Lumwana.

Effects of Inflation on Results of Operations

The Lumwana Project, which represents Equinox’s only production property, is located in Zambia which has historically experienced relatively high rates of inflation. Since Equinox is unable to control the market price at which it sells the minerals it produces (except to the extent that it enters into forward sales contracts), it is possible that significantly higher inflation in the future in Zambia, without a concurrent devaluation of the local currency against the

ANNUAL INFORMATION FORM

Year ended December 31, 2010

U.S. dollar or an increase in the price of such minerals, could have a material adverse effect upon Equinox’s results of operations and financial condition.

Proposed Changes to the Tax Regime in Zambia

On April 1, 2008, the GRZ enacted a number of changes to the tax regime, particularly in relation to mining companies. This includes changes to the tax treatment that would increase corporate tax from 25% to 30%, the mining royalty from 0.6% to 3%, and a number of other proposed additional imposts including a “variable profit tax”, a “windfall tax”, and treatment of hedging income.

On January 30, 2009, the GRZ announced the abolition of a number of changes enacted in 2008, including that the windfall tax is to be abolished, hedging income can be included for tax purposes, and capital allowances were increased back up to 100%. These changes took effect on April 1, 2009. Equinox has applied the tax changes from the effective date. These changes could result in higher tax payments in Zambia, which may be material at current commodity prices.

In 2005, the Company entered into the Lumwana Development Agreement with the GRZ which provides for a 10 year stability period in the regulatory environment, including taxation. The Lumwana Development Agreement provides the Company with the right to full and fair compensation for any loss, damages or costs incurred by reason of GRZ’s failure to comply with the tax stability guarantees set out in the Lumwana Development Agreements and rights of independent arbitration in the event of any dispute.

Following local and international legal advice, Equinox believes that the compensation rights for breach of the 10-year stability period granted under the Lumwana Development Agreement prevail over the April 2008 changes to the Zambian tax regime. However, until it resolves the uncertainty surrounding the application of the Lumwana Development Agreement, Equinox will measure (and during 2010 did measure) its taxation balances on the basis of the enacted legislation. After expiry of the Lumwana Development Agreement, the enacted Zambian tax system will apply to the Lumwana Copper Project. The Lumwana Development Agreement does not cover the proposed Lumwana Uranium Project and therefore the enacted Zambian taxes will apply. See “Description of the Business — The Lumwana Project — Development Agreement” for the details of the Lumwana Development Agreement.

Uranium

Uranium material will be extracted from the Lumwana pits, stockpiled and potentially processed. Uranium is a radio-active element and poses a long-term environmental hazard and a risk to the health of workers. Although Equinox plans to take all reasonable precautions for the safe handling and disposal of this material, there can be no assurance that Equinox will not incur costs related to damage caused to workers and the environment by the radioactivity of the uranium.

HIV/AIDS and Other Health Risks

HIV/AIDS, malaria and other diseases represent a serious threat to maintaining a skilled workforce in the mining industry in Zambia. The per capita incidence of the HIV/AIDS virus in Zambia has been estimated as being one of the highest in the world. As such, HIV/AIDS remains a major healthcare challenge faced by Equinox’s operations in the country. There can be no assurance that Equinox will not incur the loss of members of its workforce or workforce man-hours or incur increased medical costs, which may have a material adverse effect on Equinox’s operations.

Risks Specific to the Jabal Sayid Project

Production May Vary From Estimates

Equinox has prepared estimates of future production and future production costs for the Jabal Sayid project. No assurance can be given that production estimates will be achieved. These production estimates are based on, among other things: the accuracy of mineral reserve and resource estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and the accuracy of estimated rates and costs of mining and processing.

Actual production may vary from estimates for a variety of reasons, including, among other things: actual ore mined varying from estimates of grade, tonnage, dilution, metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; and unexpected labour shortages or strikes. Failure to achieve production estimates could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

ANNUAL INFORMATION FORM

Year ended December 31, 2010

Development of the Jabal Sayid Project May be Delayed

There can be no assurance that Equinox will be able to complete the development of the Jabal Sayid project on time or to budget due to, among other things, changes in the scope of the project, delays in the installation of the plant and equipment and cost overruns, or that Equinox’s personnel, systems procedures and controls will be adequate to support the operation.

Approvals in Bariq May Not be Obtained

There can be no guarantee of obtaining the final regulatory approvals associated with Equinox’s acquisition of the remaining 30% interest in Bariq. If Equinox is unable to complete the acquisition, Equinox will be required to fund 100% of the equity contributions to project capital for an equity ownership of only 70%.

Hostilities and Political and Geographical Instability May Adversely Impact Equinox’s Business and Operations

Certain of Equinox’s mineral exploration and planned development activities, including the Jabal Sayid Project, are located in Saudi Arabia. Saudi Arabia is located in a geographic region which may be subject to a number of hostilities and political instability. Any outbreak of wars or other hostilities in or around this area could adversely impact on Equinox’s business and operations.

DIVIDENDS

Equinox and Equinox Resources have not, since the date of their respective incorporations, declared or paid any dividends on their respective common shares or ordinary shares, as the case may be, and Equinox does not currently have a policy with respect to the payment of dividends. For the foreseeable future, Equinox anticipates that it will retain future earnings and other cash resources for the operation and development of its business. The payment of dividends in the future, if any, will depend on Equinox’s earnings and financial condition and such other factors as the Board of Directors considers appropriate.

DESCRIPTION OF CAPITAL STRUCTURE

Description of Common Shares

Equinox is authorized to issue an unlimited number of common shares. As at December 31, 2010, Equinox had a total of 841,286,867 common shares issued and outstanding.

The holders of the Equinox common shares are entitled to:

(a)	vote at all meetings of shareholders of Equinox, except meetings at which only holders of a specified class of shares are entitled to vote;

(b)	receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Equinox, any dividends declared by Equinox; and

(c)	receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Equinox, the remaining property of Equinox upon the liquidation, dissolution or winding-up of Equinox, whether voluntary or involuntary.

The rights of holders of Equinox CDIs are described below under the heading “–– CHESS and CDIs in Australia”.

CHESS and CDIs in Australia

Equinox participates in the Clearing House Electronic Subregister System (“CHESS”) in Australia. Settlement of trading of quoted securities on the ASX market takes place on CHESS, which is the ASX’s electronic transfer and settlement system. CHESS allows for, and requires the settlement of, transactions in securities quoted on ASX to be effected electronically. No share or security certificates are issued in respect of shareholdings or security holdings which are quoted on the ASX and settled on CHESS, nor is it a requirement for transfer forms to be executed in relation to transfers which occur on CHESS.

CDIs are units of beneficial ownership in securities registered in the name of CHESS Depositary Nominees Pty Ltd (“CDN”), a wholly-owned subsidiary of the ASX. The main difference between holding CDIs and holding common shares is that the holder of CDIs has beneficial ownership of the underlying Equinox common shares instead of legal title to the common shares. Legal title to the common shares is held by CDN. The Equinox common shares are registered in the name of CDN for the benefit of holders of the Equinox CDIs. Holders of Equinox CDIs have the

ANNUAL INFORMATION FORM

Year ended December 31, 2010

same economic benefits as they would be entitled to if they held the underlying Equinox common shares. In particular, holders of Equinox CDIs are able to transfer and settle transactions electronically on the ASX.

Holders of Equinox CDIs are entitled to all dividends, rights and other entitlements as if they were legal owners of Equinox common shares and will receive notices of all meetings of Equinox shareholders. As holders of Equinox CDIs are not the legal owners of the underlying Equinox common shares, CDN, which holds legal title to the Equinox common shares underlying the Equinox CDIs, is entitled to vote at Equinox shareholder meetings on the instruction of the holder of Equinox CDIs. Alternatively, if a holder of an Equinox CDI wishes to attend and vote at shareholder meetings, they may instruct CDN to appoint the holder (or a person nominated by the holder) as CDN’s proxy in respect of the underlying Equinox common shares beneficially owned by such holder for the purposes of attending and voting at an Equinox shareholder meeting.

Converting Equinox Common Shares and Equinox CDIs

Holders of Equinox common shares are able to convert those shares into Equinox CDIs and trade them on the ASX and holders of Equinox CDIs are able to convert those securities into Equinox common shares and trade them on the TSX by contacting Equinox’s Australian registrar and transfer agent or its Canadian registrar and transfer agent and requesting their holding to be transferred to the Australian or Canadian registrar and transfer agent as appropriate.

Description of Preference Shares

Equinox is authorized to issue an unlimited number of preference shares issuable in series. The designation, rights, privileges restrictions and conditions attaching to the preference shares of each series of preference shares may be fixed by the directors of Equinox. As at the date hereof, there were no preference shares of Equinox issued and outstanding.

MARKET FOR SECURITIES

The Equinox common shares and CDIs are listed and posted for trading on the TSX and the ASX, respectively, in each case under the trading symbol “EQN”. The following table sets forth the reported high and low sale prices and the trading volume for the Equinox CDI on the ASX and the Equinox common shares on the TSX, for each of the periods indicated.

	ASX			TSX
2010	High (A$)	Low (A$)	Volume	High (Cdn$)	Low (Cdn$)	Volume
January	4.78	3.69	39,016,447	4.68	3.41	48,236,210
February	4.04	3.37	41,486,247	3.82	3.22	70,165,622
March	4.16	3.56	46,972,445	3.90	3.31	63,824,172
April	4.74	4.14	54,291,128	4.47	3.92	68,449,048
May	4.42	3.40	77,026,826	4.12	3.07	87,892,319
June	4.63	4.05	51,417,966	4.21	3.53	63,606,385
July	5.11	3.99	36,120,624	4.70	3.65	49,884,436
August	5.27	4.70	26,853,214	4.93	4.26	35,894,739
September	5.88	5.14	36,149,580	5.99	4.83	42,964,986
October	6.41	5.36	46,891,903	6.26	5.38	45,729,247
November	6.45	5.46	91,952,845	6.56	5.32	80,008,494
December	6.10	5.57	87,260,546	6.36	5.42	73,196,200

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The board of directors of Equinox (the “Board”) consists of six directors, all of whom are independent, non-executive directors, with the exception of Craig Williams, who is an executive director. The Board has four committees: the Audit Committee; the Compensation and Human Resources Committee (the “CHR Committee”); the Corporate Governance and Nominating Committee (the “CGN Committee”); and the Health, Safety, Environmental and Sustainability Committee (the “HSES Committee”). All members of every committee are independent non-executive directors.

ANNUAL INFORMATION FORM

Year ended December 31, 2010

The names, province or state and country of residence of each director and executive officer of Equinox as of March 14, 2011, positions held by them with Equinox, their principal occupations for the past five years and their current ownership of securities of Equinox are as set forth below.

Name Province/State and Country of Residence	Current Office(s) with Equinox	Current Principal Occupation and Principal Occupation for the Past Five Years	Director Since(1)	Holdings (DSU = Deferred Share Unit)
DIRECTORS

PETER TOMSETT British Columbia Canada	Director Chairman of the Board Member of each of the following committees: Audit Committee CHR Committee CGN Committee HSES Committee

Company Director

Chairman of the Board since July 2007 and Chairman of the board of Silver Standard Resources Inc. (a silver producing company) since 2008. From September 2004 to January 2006, Mr. Tomsett was the President and Chief Executive Officer of Placer Dome Inc. (a mining company specializing in gold).

			01-Jul-2007	Shares: 50,000 DSUs: 339,900

DAVID MCAUSLAND Quebec Canada	Director Chairman of the CGN Committee Member of each of the following committees: CGN Committee CHR Committee HSES Committee

Partner of McCarthy Tétrault LLP

Partner of McCarthy Tétrault LLP (a leading Canadian law firm) since July 2009. From February 2008 until July 2009, Mr. McAusland was an independent consultant and corporate director. From 2005 to February 2008, Mr. McAusland was the Executive Vice President, Corporate Development and Chief Legal Officer of Alcan Inc. (a producer of aluminum and other materials).

			07-May-2008	Shares: 0 DSUs: 152,167

DAVID MOSHER Nova Scotia Canada	Director Chairman of the HSES Committee Member of each of the following committees: HSES Committee CGN Committee	Company Director From June 1992 to November 2008, Mr. Mosher was President and Chief Executive Officer of High River Gold Mines Ltd. (a gold producing company).	16-Apr-2004	Shares: 0 DSUs: 156,613

JIM PANTELIDIS(2) Ontario Canada	Director Chairman of the CHR Committee Member of each of the following committees: CHR Committee Audit Committee

Company Director

Mr. Pantelidis has been a corporate director since 2006. From October 2004 to June 2006, Mr. Pantelidis was the Chairman and Chief Executive Officer of FisherCast Global Corporation (a manufacturer of engineered, die cast metal components).

			07-May-2008	Shares: 10,000 DSUs: 82,666

ANNUAL INFORMATION FORM

Year ended December 31, 2010

Name Province/State and Country of Residence	Current Office(s) with Equinox	Current Principal Occupation and Principal Occupation for the Past Five Years	Director Since(1)	Holdings (DSU = Deferred Share Unit)

BRIAN PENNY Ontario Canada	Director Chairman of Audit Committee Member of each of the following committees: Audit Committee CHR Committee

Executive Vice President and Chief Financial Officer, New Gold Inc.

Executive Vice President and Chief Financial Officer of New Gold Inc. (an intermediate gold producer) since June 2009 and Vice President, Finance and Chief Financial Officer of Silver Bear Resources Inc. (a silver exploration company) since January 2005. From February 2007 to May 2009, Mr. Penny was the Chief Financial Officer of Western Goldfields Inc. (a gold producing company).

			08-Dec-2004	Shares: 0 DSUs: 138,414

CRAIG WILLIAMS Western Australia Australia	Director President and Chief Executive Officer

President and Chief Executive Officer of the Company

President and Chief Executive Officer of the Company since January 2004. Mr. Williams was the Chief Executive Officer of Equinox Resources Ltd. (a subsidiary of the Company and the original owner of Lumwana) from June 1993 and until January 2004, when the Company was formed and became the parent company of Equinox Resources Ltd.

			19-Jan-2004	Shares: 1,478,424 RSUs: 272,966

(1)	Notwithstanding that Equinox’s by-laws provide for a staggered election process whereby directors are required to retire and offer themselves for re-election every three years, the Board of Directors has unanimously adopted a Director Election Policy pursuant to which the election of all directors shall take place at each annual meeting of Equinox’s shareholders and all directors elected or appointed to the Board of Directors shall agree that at such meeting all directors then in office shall voluntarily retire effective at the end of that meeting and, if qualified, shall be eligible for re-election.
(2)	Mr. Pantelidis was formerly a director of Tattoo Footware Inc., resigning from the board of that company in May 2004. The company went into receivership in the twelve-month period following Mr. Pantelidis’ resignation.

Name Province/State and Country of Residence	Current Office(s) with Equinox	Current Principal Occupation and Principal Occupation for the Past Five Years	Holdings (RSU = Restricted Share Unit)
EXECUTIVE OFFICERS

RALPH GIBSON Western Australia Australia	Vice President, Project Finance

Vice President, Project Finance of the Company

Vice President, Project Finance of the Company since May 2008. From July 2000 to January 2007, Mr. Gibson was the Chief Executive Officer of Penhurst Investments Pty Ltd. (a capital management firm).

Shares: 0 RSUs: 57,748

CARL HALLION Western Australia Australia	Vice President, Business Development

Vice President, Business Development of the Company

Vice President, Business Development of the Company since June 2009. From February 2005 to June 2009, Mr. Hallion was the Manager of Business Development at Xstrata plc – Copper division (a global copper producer).

Shares: 0 RSUs: 67,540

COBB JOHNSTONE Western Australia Australia	Vice President, Operations and Chief Operating Officer

Vice President, Operations and Chief Operating Officer of the Company

Vice President, Operations and Chief Operating Officer of the Company since January 2010. From April 2006 to December 2009, Mr. Johnstone was the Chief Operating Officer of Sino Gold Mining Limited (a gold mining company).

Shares: 0 RSUs: 174,853

ANNUAL INFORMATION FORM

Year ended December 31, 2010

Name Province/State and Country of Residence	Current Office(s) with Equinox	Current Principal Occupation and Principal Occupation for the Past Five Years	Holdings (RSU = Restricted Share Unit)

MICHAEL KLESSENS Western Australia Australia	Vice President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer of the Company Vice President, Finance and Chief Financial Officer of the Company since June 2002.	Shares:138,987 RSUs: 77,814

ROBERT RIGO Western Australia Australia	Vice President, Project Development	Vice President, Project Development of the Company Vice President, Project Development of the Company since June 2004.	Shares: 0 RSUs: 84,702

SONYA STARK Ontario Canada	Vice President, Corporate Affairs and Corporate Secretary

Vice President, Corporate Affairs and Corporate Secretary of the Company.

Vice President, Corporate Affairs and Corporate Secretary of the Company since June 2009. From March 2007 to June 2009, Ms. Stark was the Vice President, Corporate Affairs and Corporate Secretary of Baffinland Iron Mines Corporation (a junior iron ore mining company). From October 2005 to March 2007, Ms. Stark was the Vice President, Administration and Corporate Secretary of Tiberon Minerals Limited (a tungsten, bismuth and copper mining company).

Shares: 0 RSUs: 27,629

As of the date of this AIF, the directors and executive officers of Equinox, as a group, beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 1,677,411 Equinox common shares, including Equinox CDIs, representing approximately 0.19% of the issued and outstanding common shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as described above, no director or executive officer of Equinox or a shareholder holding a sufficient number of securities to affect materially the control of Equinox is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including Equinox) that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Other than as described above, no director or executive officer of Equinox or a shareholder holding a sufficient number of securities of Equinox to affect materially the control of Equinox has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Conflicts of Interest

Certain directors and officers of Equinox are directors, officers and/or shareholders of other private and publicly listed companies. While there is potential for conflicts to arise, the Board of Directors has not received notice from any director or officer of Equinox indicating that such a conflict currently exists. Conflicts of interest affecting the directors and officers of Equinox will be governed by the Canada Business Corporations Act and other applicable laws. In the event that such a conflict of interest arises at a meeting of the Board of Directors, a director who has such a conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the venture.

ANNUAL INFORMATION FORM

Year ended December 31, 2010

AUDIT COMMITTEE

Audit Committee Charter

The main responsibilities of the Audit Committee are set out in its charter, which is included at Schedule “A” to this AIF. The text of the Audit Committee Charter is also available on Equinox’s website at www.equinoxminerals.com and on SEDAR at www.sedar.com.

Composition of the Audit Committee

The Audit Committee has been structured to comply with the requirements of National Instrument 52-110 – Audit Committees (“National Instrument 52-110”) of the Canadian Securities Administrators. The Audit Committee is comprised of Brian Penny (Chair), Jim Pantelidis and Peter Tomsett. Each member of the Audit Committee is a financially literate, unrelated and independent director under National Instrument 52-110. The Audit Committee met five times during the year ended December 31, 2010.

Relevant Education and Experience

In addition to each member’s general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:

•

Brian Penny (Non-executive Director) is currently the Chairman of the Audit Committee. Mr. Penny is a Certified Management Accountant (Ontario) and holds a Diploma in Business - Accounting from the Cambrian College of Applied Arts & Technology. Mr. Penny is the Executive Vice President and Chief Financial Officer of New Gold Inc. and in addition is Vice President Finance and Chief Financial Officer of Silver Bear Resources Inc. Prior to this Mr. Penny served as Vice President, Finance and Chief Financial Officer of Toronto-based Kinross Gold Corporation.

•

Jim Pantelidis (Non-executive Director) holds a Bachelor of Science degree and a Masters of Business Administration. He spent a large part of his career in the petroleum sector with Gulf Canada and Petro-Canada, where he was an Executive Vice President at the time of his departure. Between 1999 and 2001, he was Chairman and Chief Executive Officer of the Bata Shoe Organization. From 2002 to 2003, Mr. Pantelidis was President of J.P. & Associates, a strategic consulting group. From 2004 to 2006, Mr. Pantelidis served as Chairman and Chief Executive Officer of FisherCast Global Corporation.

•

Peter Tomsett (Non-executive Director and Chairman) has over 25 years of experience in the mining industry, including 20 years with Placer Dome Inc. Most recently, he served as President and Chief Executive Officer of Placer Dome Inc. until its acquisition by Barrick Gold Corporation in January 2006.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services; however, as provided for in National Instrument 52-110, the Audit Committee must pre-approve all non-audit services to be provided to Equinox or its subsidiaries, unless otherwise permitted by National Instrument 52-110.

External Auditor Service Fees

For the financial years ended December 31, 2010 and 2009, Equinox’s external auditors, PricewaterhouseCoopers, charged the following aggregate fees to the Company:

Services	2010 Fees ($)	2009 Fees ($)
Audit Fees	571,485	379,306
Audit-Related Fees	80,256	1,648
Non-Audit Fees	148,153	—
Tax Fees	188,292	171,015

ANNUAL INFORMATION FORM

Year ended December 31, 2010

LEGAL PROCEEDINGS, DISPUTES AND REGULATORY ACTIONS

ZESCO Dispute

Equinox was in dispute with ZESCO Limited over electricity charges believed by ZESCO Limited to be incurred by Equinox between 2007 and 2008. ZESCO Limited claimed invoices totaling $9.0 million for the period up to December 31, 2008, however based on legal advice Equinox determined that a value of $2.0 million was payable based on the terms of the contract. Equinox disputed ZESCO Limited’s claim, paid $2.0 million to ZESCO Limited while conducting negotiations and initiated protection relief in response to the notice of termination initiated by ZESCO Limited. The action was heard in Lusaka High Court, Zambia in March 2009 and April 2009 and was subsequently adjourned until May 27, 2009, to allow the parties further opportunity to conclude negotiations. The notice of termination was subsequently withdrawn. During 2009, the GRZ replaced the board and chief executive officer of ZESCO Limited and discussions continued with ZESCO Limited until March 2010, when a settlement was reached in the amount of $4 million. The terms of the settlement provided Equinox with full and final satisfaction and release from all claims and causes relating to the dispute.

Regulatory

Equinox was not subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority during the financial year ended December 31, 2009; no other penalties or sanctions have been imposed by a court or regulatory body against Equinox that would likely be considered important to a reasonable investor in making an investment decision; and, Equinox did not enter into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority during the financial year ended December 31, 2009.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of Equinox and no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of Equinox’s outstanding common shares or CDIs, nor any associate or affiliate of any such director, executive officer or 10% holder, has had any material interest, directly or indirectly, in any transaction with Equinox within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect Equinox.

TRANSFER AGENT AND REGISTRAR

Equinox’s registrar and transfer agent for its common shares is Computershare Investor Services Inc. at its principal offices in Toronto, Ontario, Canada. Equinox’s registrar and transfer agent for its CDIs is Computershare Limited at its principal offices in Perth, Australia.

MATERIAL CONTRACTS

The only material contracts entered into by Equinox or its subsidiaries within the most recently completed financial year or prior to the most recently completed financial year and still in force, other than contracts entered into in the ordinary course of business, are as follows:

1.	Term and Revolving Facilities Agreement dated February 24, 2010 among the Company, Lumwana Mining Company Limited, Standard Chartered Bank plc, Standard Chartered Bank, BNP Paribas and Industrial and Commercial Bank of China (Middle East) Limited, the mandated lead arrangers in connection with the Corporate Facility, used to repay certain senior and subordinated project loan facilities provided to Lumwana Mining Company in 2006 for the development of Lumwana. See “General Development of the Business – Three Year History”.

2.	Bid Implementation Agreement dated October 24, 2010 among the Company and Citadel Resource Group Limited with respect to the takeover Offer to acquire all of the outstanding shares in Citadel. See “Significant Acquisitions”.

INTERESTS OF EXPERTS

PricewaterhouseCoopers are the Company’s external auditors and have reported to the shareholders on the Company’s comparative consolidated financial statements for the year ended December 31, 2010 in their report dated March 9, 2011. In connection with their audit, PricewaterhouseCoopers has confirmed that they are

ANNUAL INFORMATION FORM

Year ended December 31, 2010

independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

Certain technical information in this AIF, including the documents incorporated by reference, is summarized or extracted from the Lumwana Technical Report, prepared by Ross Bertinshaw, Daniel Guibal, Andrew Daley and Robert Rigo. Information of a scientific or technical nature contained in this AIF arising since the date of the Lumwana Technical Report is provided by Equinox management and was prepared under the supervision of Robert Rigo, Vice-President – Project Development or John Cooke, Exploration Manager, each of whom is a “Qualified Person” in accordance with National Instrument 43-101.

The technical information in this AIF regarding the Jabal Sayid project (“Jabal Sayid” or the “Project”) is summarized or extracted from the Jabal Sayid Technical Report prepared by Mike Thomas, Peter Stoker, John Hearne and Neil Inwood.

Except for Robert Rigo, all of the persons responsible for the Lumwana Technical Report and the Jabal Sayid Technical Report are independent of Equinox within the meaning of National Instrument 43-101, and as of the date hereof, each of the foregoing persons beneficially owns, directly or indirectly, less than 1% of the issued and outstanding Equinox Shares.

ADDITIONAL INFORMATION

Additional information, including particulars of directors’ and officers’ remuneration and indebtedness, principal holders of Equinox’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in Equinox’s management information circular for its most recent annual general meeting of shareholders that involved the election of directors. Additional financial information is provided in Equinox’s comparative consolidated financial statements for the financial year ended December 31, 2010 and the MD&A related thereto.

Additional information relating to the Company, including Equinox’s financial statements and MD&A for the financial year ended December 31, 2010 may be found on SEDAR at www.sedar.com.

ANNUAL INFORMATION FORM

Year ended December 31, 2010

SCHEDULE A

AUDIT COMMITTEE CHARTER

1.0	PURPOSE

The Audit Committee (the “Committee” or the “Audit Committee”) of Equinox Minerals Limited (“Equinox” or the “Corporation”) has been established by the Board of Directors (the “Board”) for the purposes of overseeing the accounting and financial reporting practices of the Corporation, the audits of the Corporation’s financial statements, review the Corporation’s systems of internal controls and risk management and shall assume responsibility for::

1.1	Financial Reports

Overseeing the integrity of the Corporation’s financial statements and financial disclosure.

1.2	External Auditors

Overseeing the independence of the auditors, evaluating the work of the auditors, nominating and determining compensation for the auditors and pre-approving any non-audit services provided by the auditors.

1.3	Internal Controls

Verifying management has implemented and maintained systems of internal controls.

1.4	Risk Management

Establishing and reviewing the Corporation’s risk management system, confirming compliance with regulatory requirements, establishing a whistleblower/complaints policy and reviewing disclosure related to the Audit Committee.

2.0	COMPOSITION

2.1	Members

The Committee shall be composed of as many members as the Board shall determine necessary to be of sufficient size to discharge its mandate effectively but in any event, not fewer than three members. The members of the Committee shall be appointed annually by the Board, on the recommendation of the Corporate Governance and Nominating Committee, following the annual meeting of shareholders.

2.2	Qualifications

Independence

Each member of the Committee must be independent. “Independent” shall have the meaning, as the context requires, given to it in the Canadian Securities Administrators’ National Instrument 52-110 Audit Committees, as may be amended from time to time.

Availability

No director may serve as a member of the Committee if such director serves on the audit committee of more than two other public companies unless the Board of Directors determines that such simultaneous service would not impair the ability of such director to effectively serve on the Committee.

Technical Expertise and Financial Literacy

The Audit Committee shall have sufficient technical expertise to carry out its mandate effectively.

At the time of his or her appointment to the Committee, each member of the Committee shall have, or shall acquire within a reasonable time following appointment to the Committee, the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

At least one member of the Audit Committee shall have relevant qualifications and experience (that is, should be a qualified accountant or other finance professional with experience of financial and accounting matters) and some members must have an understanding of the industry in which the Corporation operates.

ANNUAL INFORMATION FORM

Year ended December 31, 2010

2.3	Term

Each member of the Committee shall serve at the pleasure of the Board until the next annual meeting of shareholders or until the member resigns, is removed, or ceases to be a member of the Board or an independent director. If, and whenever, vacancies shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains.

2.4	Chair

At the time of the annual appointment of the members of the Audit Committee, the Board shall appoint, on the recommendation of the Corporate Governance and Nominating Committee, a Chair of the Audit Committee. If a Chair is not elected by the Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership. The Chair shall be a member of the Audit Committee, preside over all Audit Committee meetings, coordinate the Audit Committee’s compliance with this Charter, work with management to develop the Audit Committee’s annual work-plan and provide reports and recommendations of the Audit Committee to the Board.

3.0	OPERATIONS

3.1	Meetings

The Committee shall meet quarterly and may meet as many further times per year as necessary to carry out its responsibilities effectively.

3.2	Quorum

No business may be transacted by the Committee at a meeting unless a quorum of the Committee is present. A majority of members of the Committee shall constitute a quorum.

3.3	Notice

The Chair, any member of the Audit Committee, the external auditors, the Chairman of the Board, or the Chief Executive Officer or the Chief Financial Officer may call a meeting of the Audit Committee by notifying the Corporation’s Corporate Secretary who will notify the members of the Audit Committee. The Chair shall chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a chair from their number for a meeting.

3.4	Agenda

The Chair of the Committee, with the assistance of the Corporate Secretary, shall develop and set the agenda, in consultation with other members of the Committee, the Board and management. The agenda and information concerning the business to be conducted at each Committee meeting shall be, to the extent practical, communicated to members of the Committee sufficiently in advance of each meeting to permit meaningful review.

3.5	Minutes; Reporting to the Board

The Committee shall report regularly, which shall be at least quarterly, to the Board. The Committee shall maintain minutes or other records of meetings and activities of the Committee in sufficient detail to convey the substance of discussions held. Upon approval of the minutes by the Committee, the minutes shall be circulated to the members of the Board. The Chair (i) will report orally or electronically to the Board on the outcome of the Audit Committee Meeting prior to the Board approving the financial statements or other financial disclosure, and (ii) may report orally to the Board on any matter in his or her view requiring the immediate attention of the Board.

3.6	Attendance of Non-Members

The external auditors are entitled to attend and be heard at each Audit Committee meeting. In addition, the Committee may invite to a meeting any officers or employees of the Corporation, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities. At least once per year, the Committee shall meet with management in separate sessions to discuss any matters that the Committee or such individuals consider appropriate.

3.7	Meetings without Management and Auditors

The Committee shall hold unscheduled or regularly scheduled meetings, or portions of meetings, at which management is not present, including with the Corporation’s external auditors.

ANNUAL INFORMATION FORM

Year ended December 31, 2010

3.8	Charter Review

The Committee shall review and update this Charter annually and present it to the Board and/or Corporate Governance Committee for approval.

4.0	RESPONSIBILITIES

The Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Committee by the Board and that the Board is authorized to delegate by applicable laws and regulations. In addition to these functions and responsibilities, the Committee shall perform the duties required of an audit committee by any exchange upon which securities of the Corporation are traded, or any governmental or regulatory body exercising authority over the Corporation, as are in effect from time to time (collectively, the “Applicable Requirements”).

4.1	Financial Reports

General

The Audit Committee is responsible for overseeing the integrity of the Corporation’s financial statements and financial disclosures and overseeing the independence of the external auditors. Management is responsible for the preparation, presentation and integrity of the Corporation’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Corporation. The external auditors are responsible for auditing the Corporation’s annual consolidated financial statements and for reviewing the Corporation’s unaudited interim financial statements.

Reporting to Shareholders

The Audit Committee is responsible for reporting annually to shareholders, in the Corporation’s annual information form, on the carrying out of its responsibilities under this Charter and on other matters as required by applicable securities regulations.

Review of Annual Financial Reports

The Audit Committee shall review the annual consolidated audited financial statements of the Corporation, the external auditors’ report thereon and the related management’s discussion and analysis of the Corporation’s financial condition and results of operation (“MD&A”). After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A.

Review of Interim Financial Reports

The Audit Committee shall review the interim consolidated financial statements of the Corporation, the external auditors’ review report thereon and the related MD&A. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the interim financial statements and the related MD&A.

Review Considerations

In conducting its review of the annual financial statements or the interim financial statements, including related footnotes, MD&A, earnings releases and the annual information form, for the purpose of recommending approval by the Board of Directors prior to being released or filed with the regulators, the Audit Committee shall have the following responsibilities and report their fulfillment to the Board:

(i)	meet with management and the external auditors to discuss the financial statements and MD&A;

(ii)	discuss among itself, without management or the external auditors present, the information disclosed to the Committee;

(iii)	assess whether external reporting is consistent with Committee members’ information and knowledge and is adequate for shareholders’ needs;

(iv)	review the disclosures in the financial statements in light of the reliability and integrity of accounting policies and financial reporting and disclosure practices;

(v)	review the audit report or review report prepared by the external auditors;

(vi)	discuss with management, the external auditors and legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the financial statements;

(vii)	review with management and the external auditors any serious issues with the audit;

ANNUAL INFORMATION FORM

Year ended December 31, 2010

(viii)	review the accounting policies followed and critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;

(ix)	review the assurances received from both financial management and the external auditors that the financial statements are fairly presented in conformity with applicable accounting standards in all material respects;

(x)	review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management, including requirements relating to complex or unusual transactions, significant changes to accounting principles and alternative treatments under applicable accounting standards;

(xi)	review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;

(xii)	review management’s report on the effectiveness of internal controls over financial reporting and assess the management processes supporting external reporting;

(xiii)	review the factors identified by management as factors that may affect future financial results;

(xiv)	review results of the Corporation’s audit committee whistleblower hotline program;

(xv)	review any other matters, related to the financial statements, that are brought forward by the external auditors, management or which are required to be communicated to the Audit Committee under accounting policies, auditing standards or Applicable Requirements; and

(xvi)	review with the external auditors any audit problems or difficulties and management’s response and resolving disagreements between management and the auditors.

Approval of Other Financial Disclosure

The Audit Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering document of the Corporation, press releases disclosing, or based upon, financial results of the Corporation and any other material financial disclosure, including financial guidance provided to analysts, rating agencies or otherwise publicly disseminated. The Audit Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure or results required to be released, filed or lodged under TSX or ASX listing rules or any Applicable Requirements.

4.2	External Auditors

General

The Audit Committee shall be responsible for oversight and evaluation of the work of the external auditors, including the external auditors’ work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work.

Appointment and Compensation

The Committee shall be responsible for recommending to the Board (a) the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation; and (b) the compensation of the external auditor.

The Corporation shall provide appropriate funding, as determined by the Audit Committee, for payment of: (i) compensation to the external auditors and any other public accounting firm engaged to prepare or issue an audit report or perform other audit, review or attestation services for the Corporation; (ii) compensation of any advisers retained by the Audit Committee; and (iii) ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

Reporting to Audit Committee

The Audit Committee shall ensure that the external auditors report directly to the Audit Committee and are made accountable to the Board and the Audit Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

Resolution of Disagreements

The Audit Committee shall resolve any disagreements between management and the external auditors as to financial reporting matters brought to its attention.

ANNUAL INFORMATION FORM

Year ended December 31, 2010

Discussion with External Auditors

At least annually, the Audit Committee shall discuss with the external auditors such matters as are required by applicable auditing standards to be discussed by the external auditors with the Audit Committee.

Audit Plan

At least annually, the Audit Committee shall review a summary of the external auditors’ proposed annual audit plan and the audit procedures to be used. The Audit Committee shall consider and review with the external auditors any material changes to the scope of the plan and/or the audit procedures to be used.

Review Reports

The Audit Committee shall review a report prepared by the external auditors, and delivered in a timely manner, in respect of each of the interim financial statements of the Corporation.

In connection with any annual audited financial statements, the Audit Committee shall obtain a report from the external auditor describing all critical accounting policies and practices used, all alternative treatments within applicable accounting standards for policies and practices related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors, and any material written communications between the external auditors and management (such as any “management” letter or schedule of unadjusted differences).

At least annually, the Audit Committee shall obtain and review a report prepared by the external auditors describing (i) the auditors’ internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues; and (iii) the auditors’ independence.

Independence of External Auditors

At least annually, and before the external auditors issue their report on the annual financial statements, the Audit Committee shall obtain from the external auditors a formal written statement describing all relationships between the external auditors and the Corporation; discuss with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the external auditors; and obtain written confirmation from the external auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which the external auditors belong and other Applicable Requirements. The Audit Committee shall take appropriate action to oversee the independence of the external auditors.

Evaluation and Rotation of Lead Partner

At least annually, the Audit Committee shall review the qualifications and performance of the lead partner(s) of the external auditors and determine whether it is appropriate to adopt or continue a policy of rotating lead partners of the external auditors.

Pre-Approval of Non-Audit Services

The Audit Committee shall approve in advance any retainer of the external auditors to perform any non-audit service to the Corporation that it deems advisable in accordance with Applicable Requirements and Board approved policies and procedures. The Audit Committee must be satisfied that provision of the services will not compromise the auditor’s independence. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

The Audit Committee shall ensure that the external auditors are prohibited from providing the following non-audit services and shall determine which other non-audit services the external auditors are prohibited from providing:

•	bookkeeping or other services related to the accounting records or financial statements of the Corporation;

•	financial information systems design and implementation;

•	appraisal or valuation services, fairness opinions or contribution-in-kind reports;

•	actuarial services;

•	internal audit outsourcing services;

•	management functions or human resources consulting;

•	broker or dealer, investment advisor or banking services;

•	legal or expert services unrelated to the audit; and

•	any other services which the Public Corporation Accounting Oversight Board determines to be impermissible.

Hiring Policies

The Audit Committee shall review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

ANNUAL INFORMATION FORM

Year ended December 31, 2010

Financial Executives

The Committee shall review and discuss with management the appointment of key financial executives and recommend qualified candidates to the Board, as appropriate.

4.3	Internal Controls

General

The Audit Committee shall review the Corporation’s system of internal controls.

Establishment, Review and Approval

The Audit Committee shall require management to implement and maintain appropriate systems of internal controls in accordance with Applicable Requirements, including internal controls over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Audit Committee shall consider and review with management and the external auditors:

(i)	the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Corporation’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions;

(ii)	the adequacy of procedures that are in place for the review of the Corporation’s public disclosure or financial information extracted or derived from the Corporation’s financial statements;

(iii)	the adequacy of procedures that are in place to ensure that management provides the Committee with timely analysis of significant issues and practices relating to accounting principles and policies, financial reporting and internal control over financial reporting;

(iv)	any significant changes in internal controls over financial reporting that are disclosed, or considered for disclosure, including those in the Corporation’s periodic regulatory filings;

(v)	any material issues raised by any inquiry or investigation by the Corporation’s regulators;

(vi)	the Corporation’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose the Corporation to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting;

(vii)	hiring policies for partners, employees or former partners and former employees of the external auditors;

(viii)	any related significant issues and recommendations of the external auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls;

(ix)	the detection of illegal acts;

(x)	the external auditors’ responsibilities under applicable accounting standards;

(xi)	any restrictions on the scope of the external audit;

(xii)	any significant accounting policies;

(xiii)	management judgment and accounting estimates;

(xiv)	any accounting adjustments arising from the audit that were noted or proposed by the external auditors but were passed (as immaterial or otherwise);

(xv)	the responsibility of the external auditors for other information in documents containing audited financial statements;

ANNUAL INFORMATION FORM

Year ended December 31, 2010

(xvi)	disagreements and difficulties encountered with management in performing the audit;

(xvii)	consultation by management with other accountants;

(xviii)	major issues discussed with management prior to retention of the external auditors;

(xix)	the external auditor’s judgment about the quality of the entity’s accounting principles; and

(xx)	the responsibilities, budget and staffing of the Corporation’s internal audit function.

4.4	Risk Management

The Audit Committee must establish and review the Corporation’s systems of risk oversight and management and report their results to the Board.

Policies and Procedures

The Committee must establish risk management systems designed to:

(a)	identify, assess, monitor and manage risks that could have a material impact on the Corporation’s business (“material business risks”); and

(b)	identify material changes to the Corporation’s risk profile.

The Committee must establish polices for the oversight and management of material business risks which:

(c)	reflect the Corporation’s risk profile and clearly describe all elements of the risk management systems;

(d)	take into account its legal obligations;

(e)	consider the reasonable expectations of its stakeholders;

(f)	describe the roles and accountabilities of the Board, Audit Committee, management and internal audit; and

(g)	provide for reporting by management to the Board as to the effectiveness of the Corporation’s management of its material risks.

Compliance with Legal and Regulatory Requirements

The Audit Committee shall review reports from the Corporation’s Corporate Secretary and other management members on legal or compliance matters that may have a material impact on the Corporation, the effectiveness of the Corporation’s compliance policies and any material communications received from regulators. The Audit Committee shall review management’s evaluation of and representations relating to compliance with specific applicable law and guidance, and management’s plans to remediate any deficiencies identified.

The Committee shall discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Corporation.

Audit Committee Hotline Whistleblower Procedures

The Audit Committee shall establish procedures for (a) the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters. Any such complaints or concerns that are received shall be reviewed by the Audit Committee and, if the Audit Committee determines that the matter requires further investigation, it will direct the Chair of the Audit Committee to engage outside advisors, as necessary or appropriate, to investigate the matter and will work with management and legal counsel to reach a satisfactory conclusion.

Audit Committee Disclosure

The Audit Committee shall review and approve any audit committee disclosures required by Applicable Requirements in the Corporation’s disclosure documents.

ANNUAL INFORMATION FORM

Year ended December 31, 2010

5.0	AUTHORITY

5.1	Delegation

The Audit Committee may, to the extent permissible by Applicable Requirements, designate a sub-committee to review any matter within this Charter as the Audit Committee deems appropriate.

5.2	Advisors

The Committee may retain, and determine the fees of, independent counsel and other advisors, in its sole discretion.

5.3	Access to Management and Auditors

The Committee shall have unrestricted access to the Corporation’s management and employees and the books and records of the Corporation, and the Corporation’s external auditors.

The Corporation’s external auditors will also have direct access to the Committee at their own initiative.

6.0	NO RIGHTS CREATED

This Charter is a statement of broad policies and is intended as a component of the flexible governance framework within which the Audit Committee, functions. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Corporation’s Articles and By-laws, it is not intended to establish any legally binding obligations.

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